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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on 16 September 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,
London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-177093).

        As used in this document, unless the content otherwise requires; the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc' and the 'parent company' each refer to 'Prudential plc'.

Limitations on Enforcement of US Laws against Prudential plc, its Management and Others

        Prudential plc is an English public limited company. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2013, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's consolidated financial statements is derived from consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the 'Operating and Financial Review' section below.

	Six Months Ended 30 June
	2013(1)	2013	2012(3)

	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	22,455	14,763	13,703
Investment return	9,929	6,528	8,720
Other income	1,673	1,100	939

Total revenue, net of reinsurance	34,057	22,391	23,362

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(27,596)	(18,143)	(19,343)
Acquisition costs and other expenditure	(5,042)	(3,315)	(2,745)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(231)	(152)	(140)
Remeasurement of Japan Life business classified as held for sale	(205)	(135)	—

Total charges, net of reinsurance	(33,074)	(21,745)	(22,228)

Share of profits from joint ventures and associates, net of related tax	112	74	62

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	1,095	720	1,196
Tax charge attributable to policyholders' returns	(325)	(214)	(30)

Profit before tax attributable to shareholders	770	506	1,166
Tax charge attributable to shareholders' returns	(214)	(141)	(279)

Profit for the period	556	365	887

Six Months Ended 30 June
	2013(1)	2013	2012(3)

Other data
Based on profit for the period attributable to the Prudential's equity holders:
Basic earnings per share	21.8¢	14.3p	35.0p
Diluted earnings per share	21.8¢	14.3p	34.9p
Dividend per share declared and paid in reporting period(6)	31.62¢	20.79p	17.24p
Equivalent cents per share(7)		31.43¢	27.06¢
Market price at end of period(8)	1635¢	1075p	738p
Weighted average number of shares (in millions)	2,548	2,548	2,536

	As of and for the Six Months Ended 30 June		As of and for the Year Ended 31 December(3)
	2013(1)	2013	2012

	(In $ Millions)	(In £ Millions)
Statement of financial position data
Total assets	495,598	325,837	307,644
Total policyholder liabilities and unallocated surplus of with-profits funds	432,210	284,162	268,263
Core structural borrowings of shareholder-financed operations	6,310	4,149	3,554
Total liabilities	480,949	316,206	297,280
Total equity	14,649	9,631	10,364
Other data
New business:
Single premium sales(4)	17,475	11,489	22,358
New regular premium sales(4)(5)	1,539	1,012	1,959
Gross investment product contributions(4)	89,350	58,744	96,961
Funds under management	650,075	427,400	405,000

(1)
Amounts stated in US dollars in the half year 2013 column have been translated from pounds sterling at the rate of $1.5210 per £1.00 (the noon buying rate in New York City on 28 June 2013).

(2)
This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in IFRS Critical Accounting Policies within the 'Operating and Financial Review' section below for further explanation.

(3)
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B to the unaudited condensed consolidated interim financial statements. Accordingly, the 2012 comparative results have been adjusted retrospectively from those previously published.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see 'EEV basis and new business results' below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

  Investment products included in the table for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(6)
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The parent company dividend relating to the reporting period was an interim dividend of 9.73p per share, as against an interim dividend of 8.40p per share for the first half of 2012.

(7)
The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(8)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

 EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to 'US dollars', 'US$', '$' or '¢' are to US currency, references to 'pounds sterling', '£', 'pounds', 'pence' or 'p' are to UK currency (there are 100 pence to each pound) and references to 'Euro' or '€' are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate

Six months ended 30 June 2012	1.57
Twelve months ended 31 December 2012	1.59
Six months ended 30 June 2013	1.54

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

March 2013	1.52	1.49
April 2013	1.55	1.51
May 2013	1.56	1.50
June 2013	1.57	1.52
July 2013	1.54	1.48
August 2013	1.57	1.51

        On 6 September 2013, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.56.

RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under 'Forward-Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates also remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

        In the future, the adverse effects of such factors would be felt principally through the following items:

  •
  investment impairments or reduced investment returns, which could impair Prudential's ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;

  •
  higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

  •
  Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and

  •
  estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

        Global financial markets have experienced, and continue to experience, significant uncertainty brought on, in particular, by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting a continued lack of confidence among consumers, companies and governments. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

        For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

        In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations.

        Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors including interest rates, equity levels, bond spreads and volatility. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

        A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations, principally for UK, other European, US and Asian countries held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some Continental European countries, the UK and the US. There is a risk of further downgrades for these countries. For some European countries the risk of default has also increased. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

        Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

        Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

        Current EU directives, including the EU Insurance Groups Directive ('IGD') require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a regulatory framework for insurance companies, referred to as 'Solvency II'. The approach is based on the concept of three pillars. Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

        The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Prudential Regulation Authority (PRA). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009. Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Solvency II Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised before late 2013, while the implementing measures cannot be finalised until after Omnibus II is finalised. There is significant uncertainty regarding the final outcome of this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and the treatment of the US business remain unclear. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

        Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

        The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systematically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

        In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced group- wide supervision, which is intended to commence immediately and which will include the development by July 2014 of a Systemic Risk Management Plan (SRMP) under supervisory oversight and implementation thereafter; recovery and resolution planning requirements (RRP); and higher loss absorption (HLA) capacity, for conducting non-traditional and non-insurance activities. As a foundation for HLA requirements, backstop capital requirements (i.e. loss absorption (LA) requirements) for all group activities will first be finalised. Prudential is monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the PRA on the implications of this designation. The IAIS currently expects to finalise LA and HLA proposals in 2014 and 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with LA expected to be introduced between 2015 and 2019 and HLA not applied to G-SIIs until 2019.

        ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements, will be included in the framework. A revised draft ComFrame proposal is expected in October 2013.

        Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board

(IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. It remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard. The timing of the changes taking effect is uncertain but not expected to be before 2018.

        Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

        Regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

        Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management's ability to respond to these pressures and trends

        The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

        In Asia, the Group's principal competitors in the region are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

        Within the UK, Prudential's principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

        Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

        Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

        Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

        Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. These ratings have a stable outlook.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

        The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. These ratings have a stable outlook.

        Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

        In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. These factors, among others, result in significant reliance on and require significant investment in information technology, compliance and other systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

        Although Prudential's systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although the business has not experienced a material failure or breach in relation to IT systems and processes to date, failures or breaches of this sort, including a cyber-security attack, could harm its ability to perform necessary business functions and hurt its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during the first half of 2013, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's results of operations could be adversely affected.

        Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

        In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

        The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

        As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group's joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local regulation or international standards such as those for the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements or material failure in controls (such as those for the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

        Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

        Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

 FORWARD-LOOKING STATEMENTS

        This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

        Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

 EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the Chief Financial Officers ('CFO') Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital, or economic capital where higher, and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also published by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published quarterly.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2013 included in this document. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled '—IFRS Critical Accounting Policies'.

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward- looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the 'Risk Factors' section of this document. See also the discussion under the heading 'Forward-looking statements' above.

 Introduction and Overview

        In the first half of 2013, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2013 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended 31 December 2012, except for the adoption of new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard from 1 January 2013, as described in note B to the unaudited condensed consolidated interim financial statements.

Overview

        Prudential has produced a strong performance across its key financial metrics of IFRS operating profit, new business profit and cash during the first six months of 2013. Our focus on meeting the needs of our customers with well-designed products, on executing our strategy with discipline and on managing risk effectively has continued to allow us to deliver profitable growth and to generate increasing levels of cash.

Prudential Corporation Asia

        Prudential's businesses in Asia delivered a strong set of results in the first half of 2013. This performance is evidence of the disciplined execution of our strategy to drive both profitable growth and cash, building on our distribution and product suite in the region, which allow us to cater successfully and profitably to the needs of a growing and increasingly wealthy Asian middle class. IFRS operating profit based on longer-term investment returns was £474 million, up 18 per cent, driven by the increasing scale of the in-force book.

        Highlights of our performance in Asia during the first half of 2013 include the continued success of our agency distribution channel, where growth was driven by strong increases in agency activity. We remain focused on both building the scale of our agency force and improving the productivity of our agents through initiatives aimed at enhancing quality and performance. During the first half, we have seen particularly good growth in active agent numbers in Indonesia, Hong Kong and Singapore. We have also been very successful in growing our active agency force in the Philippines, which combined with ongoing progress in partnership distribution, was a major factor in driving strong sales growth in that market.

        We have continued to drive agent productivity gains in Hong Kong and Singapore. In Hong Kong this partly results from the success of sales of participating products and the launch of a new medical product, PRUmyhealth lifelong crisis protector. Singapore benefited from the success of new product campaigns including a revised health and protection product. Vietnam and China have also benefited from a large improvement in productivity, reflecting enhancements in agency training and management. In Malaysia, we remain focused on deepening our presence in the Bumi sector and building the share of health and protection product sales through our agency force. Excluding Taiwan, where we chose not to provide low-margin guaranteed products, we experienced broad-based bancassurance growth across our major partners, especially in Singapore and China, which has continued its excellent start to the year. Sales performance in Korea was boosted by increased volumes in the first quarter ahead of a one-off regulatory change in February that restricted some of the policyholder tax benefits associated with life insurance policies.

        We continue to 'invest to grow' in markets where we have not been as strong in the past. In Thailand, the integration of Thanachart Life is going well. Effective preparation between the signing of the agreement in quarter four 2012 and its completion on the 3 May 2013 enabled us to commence sales through Thanachart Bank immediately and performance is currently running ahead of our plans.

        In Cambodia, where we started operating in January 2013, our new life business is progressing well, thanks to our partnership with the largest bank in the country, Acleda. We have also opened a representative office in Myanmar during the first half of 2013, starting to plant the seeds of what we believe will be a significant presence in that promising market.

        In parallel to these growth initiatives, we continue to manage the business with discipline, focusing on exceeding our target returns and payback periods. This strategy led us to closing our traditional life business in Japan to new business on 15 February 2010 and to put the in-force book in run-off. We have now taken a further step on 16 July when we announced our intention to sell our closed-book life insurance business in Japan for US$85 million, subject to regulatory approvals. We remain committed to our well performing asset management business in this country, Eastspring Investments Japan.

        We have a long standing presence in Asia and in line with our values, we wish to make a positive contribution to the countries and communities where we operate. Therefore, in April 2013, the Prudence Foundation, our Asian Corporate Social Responsibility (CSR) platform, announced a series of multi-country programmes in partnership with Save the Children and Plan International with two main objectives: to enable communities to better cope with disasters and to help children receive a better start to their education through the First Read initiative. More than 170,000 people in Cambodia, Indonesia, the Philippines, Thailand and Vietnam are expected to benefit from these programmes over a three-year period.

        The long-running project to domesticate Prudential's Hong Kong insurance business is approaching the closing stages. This will better align the legal entity structure with our management structure. We continue to work very closely with our regulators in both the UK and Hong Kong in order to achieve a satisfactory conclusion for all affected stakeholders. On 16 September 2013, we published a news release on our website that the UK and Hong Kong courts have approved the timetable to complete the project, following directions hearings held respectively on 10 September 2013 in Hong Kong and in London on 13 September 2013. The aim is for the domestication to become effective on 1 January 2014. The background information and next steps for this domestication, as included in the September 2013 news release, are as follows:

"Background

        Since 1964 The Prudential Assurance Company Limited ("PAC") has been providing customers in Hong Kong with insurance products through a local Hong Kong branch. This is the last remaining Asian branch office of Prudential's UK-based business and it has grown to become one of the leading insurers in Hong Kong.

        To align the branch business in Hong Kong more closely with Prudential's other Asian operations, the Board of PAC is proposing to transfer the branch business to two Hong Kong-incorporated companies—Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited—with one providing life insurance and the other providing general insurance.

        Similar reorganisations have been undertaken by PAC in the past—most recently in Singapore, Australia, New Zealand and Canada during the 1990s.

Transfer of policies

        Life insurance policies that were originally taken out by customers of PAC's Hong Kong branch will be transferred to the new life insurance company in Hong Kong. The assets supporting PAC's life insurance policies, including those in Hong Kong, form part of the assets of the PAC long-term fund. The proposed transfer will mean that a certain amount of the fund's assets and Hong Kong liabilities are transferred to the new life company. The vast majority of the life insurance business and long-term fund will remain in the UK and will continue to be regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). The Hong Kong companies will be regulated by the Office of the Commissioner of Insurance (OCI).

        Having taken the current opinions of its regulators and advisers into account, the Board of PAC has concluded that the proposed transfer is fair to both transferring and non-transferring policyholders and will not materially adversely affect either their security or their reasonable benefit expectations.

        Only the life and general insurance policies of the approximately 800,000 customers of the Hong Kong branch, out of PAC's total of around 9.5 million policyholders, will be transferred to the relevant company of the two new companies created in Hong Kong and there will be no changes to the terms and conditions of any customer's policy or to the way it is managed as a result of the proposed transfer.

        Prudential is committed to making the proposed transfer transparent for all policyholders. The plan to divide the long-term fund has been reviewed by the PAC With-Profits Committee, independent actuaries and regulators including the FCA, the PRA, and the OCI. The PAC Board has consulted extensively with all of these regulators about the proposals and will continue to take their views into account until the transfer is finalised.

Next steps

        Life insurance policyholders who are affected will be sent detailed information in the coming weeks about the proposed transfer of the Hong Kong life insurance business including information on the composition of the PAC long-term fund and how its assets and liabilities will be split. PAC is taking extra steps beyond the policyholder mailing to ensure that affected stakeholders are aware of its plans. Advertisements will be published over the coming days in a number of national, regional and trade newspapers in the UK, and where appropriate in their international editions. The advertisements will also appear in English and Chinese language publications in Hong Kong.

        The proposed transfer of the life insurance business is subject to court approval in Hong Kong. However, because PAC is a UK-based company, the Board of PAC is also seeking approval from a UK court. Affected parties have the right to raise any concerns about the proposed transfer with the UK and Hong Kong courts, either in writing, via a representative or by appearing in person at either or both of the court hearings.

        It is expected that the Hong Kong court Sanctions Hearing will take place on 26 November 2013 and if not concluded on that day the court will reconvene on 27 November 2013. The UK court Sanctions Hearing is expected to take place on 10 December 2013. Any changes to these dates will be announced on: www.pru.co.uk/hongkongtransfer and www.prudential.com.hk/announcement_en. A live video link from the court hearing in Hong Kong will be available to policyholders in the UK. This facility will also be available to Hong Kong policyholders during the UK court hearings.

        The applications are due to be heard by the Hong Kong court and the UK court as follows:

  •
  Hong Kong court: 26 and, if required, 27 November 2013 at 15.00 (Hong Kong time), at the High Court Building, 38 Queensway, Hong Kong

  •
  UK court: 10 December 2013 at 09.30 (UK time), at the Rolls Building, Fetter Lane, London, EC1A 1NL

        Details for attending the court hearings via video link are as follows:

  •
  The live video link of the Hong Kong hearing in London will commence at 07.00 (UK time), located at:

    IDRC, 70 Fleet Street, London, EC4Y 1EU (Tel: +44 (0) 20 7936 7000)

  •
  The live video link of the UK hearing in Hong Kong will commence at 17.30 (Hong Kong time), located at: Executive Centre, Level 3 Three Pacific Place, 1 Queen's Road East, Hong Kong (Tel: +852 2855 6888)

        The aim is for the transfer to become effective on 1 January 2014.

        PAC is also proposing to transfer the general insurance business of its Hong Kong branch to a new Hong Kong-incorporated Prudential general insurance company. The proposed general insurance transfer follows a different process and does not require approval by either of the UK or Hong Kong courts; instead it is subject to the approval of the OCI. General insurance policyholders of the Hong Kong branch will also be sent a detailed pack of information including details of how they can raise any concerns."

        We will also be reorganising our Asia businesses under a single new entity, the Board of which will be chaired by the Group Chief Executive. Ultimately this will bring all our Asian geographies under one umbrella company and give us a simpler, more effective corporate structure.

Jackson National Life Insurance Company (Jackson)

        In the US, where we are well positioned to benefit from the transition into retirement of the 'baby-boomer' generation, Jackson continues to manage sales volumes in line with our risk appetite and has maintained its pricing discipline. Our emphasis remains on driving IFRS operating earnings and cash generation.

        In the first half of 2013, there was a considerable amount of activity in the variable annuity (VA) market as insurers continued to make changes to their product offerings to ensure that they are fit for the current economic environment, characterised by historically low long-term interest rates. Several insurers with challenging legacy books have launched buyout offers to their existing policyholders. Following a prolonged period of successive increases in VA pricing and the adoption of less and less attractive product features for customers across the market, there are early signs of movement in the opposite direction by some VA providers who are starting to make their products more attractive to customers. This should lead, after a long period of increasing concentration among the three largest providers, to a period where players lower in the league table are likely to gain market share.

        Towards the end of the first half, comments from the Federal Reserve Chairman in relation to a potential tapering of quantitative easing resulted in significant movements in US bond markets. This led to a strengthening of the US dollar and an increase in the 10-year Treasury rate to end the period at 2.5 per cent. While interest rates remain well below historic averages, this recent move upwards in long-term yields, if sustained, would be beneficial to the financial performance of the VA industry.

        In the first half of 2013, beyond these market considerations, Jackson achieved sales growth while maintaining pricing discipline.

        In that context, total variable annuity sales growth increased which was exclusively driven by the rapid progress of Elite Access, our variable annuity without guarantees, which has proven popular in the marketplace. Excluding Elite Access, VA sales actually declined, reflecting the actions we took in the final quarter of 2012 to control sales of VAs with living benefit guarantees to match the Group's risk appetite. Net inflows for variable annuities' separate accounts continue to be strongly positive at £4,054 million (half year 2012: £3,842 million) reflecting the growth in new business sales and low, stable levels of policy surrenders.

        Fixed annuity sales remained relatively flat compared to 2012, while we have seen a moderate increase in demand for fixed index annuities as consumers seek to increase their exposure to equity markets following the strong performance of the S&P 500.

        IFRS operating profit based on longer-term investment returns was £582 million during the first half of 2013, up 32 per cent from £442 million in 2012. This result reflects strong underlying growth in fee income, which was partially offset by higher expenses. In addition, the performance benefited from the inclusion of operating profit totalling £56 million from REALIC. REALIC was acquired in the third quarter of 2012 and continues to both perform in line with expectations and deliver the objective of improving the diversity of Jackson's earnings.

        Jackson's strong earnings progress has enabled it to remit £294 million to Group while supporting its balance sheet growth and maintaining adequate capital. We continue to price new business on a conservative basis targeting value over volume, and our financial market hedging remains focused on the economics of our exposures rather than the accounting. This approach has enabled Jackson to deliver significant profitable growth since the financial crisis while maintaining a strong balance sheet. Over the last three years Jackson has remitted £945 million of cash to Group, demonstrating that Jackson's recent growth is quickly translating into profits and cash, the ultimate metric for us over time of a successful strategy.

Prudential UK

        The UK life and pensions industry has continued to undergo considerable regulatory and market change in the first half of 2013 with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the ABI Code on Retirement Choices. The distribution landscape continues to be in transition, post the implementation of the recommendations of the Retail Distribution Review (RDR). These combined developments, as anticipated, have presented a series of challenges in a number of our key activities. The competitive landscape across the UK life and pension sector remains in a state of flux as providers, distributors, advisers and their clients adjust to the new environment.

        In the second quarter, the effects of the transition to adviser charging triggered by the RDR have started to reduce and monthly sales levels have settled to a more steady pattern compared to the first quarter of the year. However, advisers are still working through the impact of the RDR on their business models and the bancassurance market has continued to contract. The experience for many customers is that in the short term their access points to advice are reduced. As a result, we anticipate that a degree of market dislocation will persist and that this will dampen particularly our sales of investment bonds in 2013 compared to the unusually high level of sales achieved in 2012. Looking at with-profit bonds, it appears that the impact of the anticipated fall in adviser numbers post-RDR has been less severe in the first half than expected, with volumes down on the first half of 2012 but in line with the first half of 2011. This was partly due to the fact that there was a significant pipeline of business advised ahead of the date of implementation of the RDR.

        Our small direct advice channel, Prudential Financial Planning (PFP) continues to establish its presence, with a deliberately limited ambition of focusing primarily on our existing direct customer base. By the end of 2013, two years from launch, PFP adviser numbers should reach around 200.

        In the first half of 2013 we have commenced sales operations in Poland, one of Europe's fastest-growing economies, which has an expanding middle class and high savings rates.

        We continue to manage our UK business by focusing on our strengths in individual annuities and with-profits products. The strength of our with-profits proposition continues to drive strong demand for our Income Choice Annuity, which offers customers attractive returns with a potential for income growth even in the current sustained low interest rate environment. Customers also continue to be attracted to our Additional Voluntary Contribution plans where, despite a challenging market environment, Prudential UK remains the largest provider within the public sector, with arrangements in place with 68 of the 99 public sector authorities in the UK.

        In the wholesale market, we did not complete any significant bulk annuity transactions in the first half of 2013 (2012: single deal with premiums of £272 million). Retail sales also declined as a result of the decrease in with-profits bonds sales that was caused by the implementation of RDR, lower corporate pensions sales and the cessation of Department of Work and Pensions rebate business.

        Individual annuities sales increased modestly, external annuities sales increased at a brisk pace, while internal vestings were largely flat. In terms of product mix, the half year saw higher sales of with-profits annuities, offset by lower conventional annuity sales. Corporate pensions sales also fell, mainly due to reduced levels of new scheme sales.

        IFRS operating profit based on longer-term investment returns for long-term business was up 1 per cent at £341 million (2012: £336 million), with £133 million (2012: £146 million) from with-profits and the balance from shareholder-backed business. During the first half of 2013 Prudential UK remitted cash of £226 million to the Group, including £206 million from the annual with-profits transfer to shareholders.

Asset management

        Our European-based asset management business, M&G, has continued to focus on delivering superior investment performance for our customers while expanding the reach of its distribution capabilities. It has pursued business diversification across asset classes and geographies and its retail funds are now registered for sale in 21 jurisdictions, with offices in 16 countries.

        Net retail fund flows remained strong during the first half of 2013 at £4.8 billion, principally through increased sales in Continental Europe, where net inflows totalled £5.6 billion (2012: £2.2 billion). Funds under management (FUM) from outside of the UK have doubled to £21.2 billion over the past 12 months and now represent 34 per cent of retail FUM, up from 22 per cent a year ago. During the period, eight funds attracted net sales of at least £150 million each with the majority of new money going into the M&G Optimal Income Fund, a flexible bond portfolio, and into the M&G Global Dividend Fund. In the UK after four consecutive calendar years and 15 consecutive quarters as the number one house for both net and gross sales, an unprecedented achievement, new business has slowed. We have proactively decided to slow contributions to two of our market-leading corporate bond funds in the UK to protect their investment performance. M&G's sales in the UK stabilised during the second quarter with overall net outflows of £1.2 billion in the first six months (2012: inflows of £2.8 billion). The implementation of the RDR at the start of the year has also contributed to dampening activity across the industry. Total retail FUM as at 30 June 2013 stands at £62.7 billion, up 30 per cent compared to 30 June 2012.

        M&G's institutional business incurred total net outflows of £0.9 billion during the year to June. This largely reflects the start of scheduled withdrawals from a single large but low-margin mandate of

£7.6 billion received during 2012. Despite the net outflows in the period, institutional FUM increased to £55.5 billion, up 20 per cent compared to 30 June 2012.

        M&G currently has a strong pipeline of higher-margin institutional business. In particular, M&G has used its investment expertise to develop a number of products that allow institutional investors to take advantage of the gap created by the decline in long-term commercial bank loans. These opportunities include lending to medium-sized companies, housing association-registered providers, commercial real estate borrowers and infrastructure projects. Our property business, formerly known as PRUPIM, was rebranded as M&G Real Estate during the period. Recent activity includes a return to the residential property market in the UK with a £104 million investment in London housing.

        Fund sales, combined with a 14 per cent increase in equity market levels and 8 per cent rise in bond markets, pushed total FUM to £234.3 billion, 15 per cent higher than a year ago. External client assets of £118.1 billion now account for over half of the total, compared to a third five years ago.

        The strong growth in FUM over the first half of the year has helped the business achieve a cost/income ratio of 54 per cent (2012: 53 per cent) despite a larger cost base as a result of increased headcount and continued investment in the operational infrastructure of the business. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit at the half year stands at a record level of £204 million. This is an increase of 17 per cent on the 2012 position of £175 million.

        Given the strength of its financial performance, M&G continues to provide capital-efficient profits and cash generation for the Group and remitted cash totalling £109 million in the first half of 2013 (2012: £98 million).

        M&G has been recognised for its investment performance with numerous awards, including the European Pensions Awards of 2013 Investment Manager of the Year, Fixed Income Manager of the Year and Property Manager of the Year.

        Looking ahead, M&G will continue to seek diversification by both asset class and geography, while remaining focused on delivering excellent investment performance and service to its clients.

        Eastspring Investments saw net third-party inflows(1) of £2.0 billion, 371 per cent higher than last year, mainly due to the appeal of Taiwan's US high-yield bond funds, Japan's Asia Oceania equity fund, bond funds in India and new bond funds in China. Given these high net flows and positive market movements, funds under management at 30 June 2013 were £62 billion, 15 per cent higher than at the same time last year. IFRS operating profit based on longer-term investment returns grew 19 per cent to £38 million (2012: £32 million).

        Our US asset management businesses, PPM America and Curian, increased IFRS operating profit based on longer-term investment returns to £8 million (2012: £2 million) and £14 million (2012: £7 million) respectively, largely reflecting higher average assets under management due to market accretion. IFRS operating profit based on longer-term investment returns from our broker-dealer network, National Planning Holdings, was up 50 per cent to £12 million (2012: £8 million).

(1)
Excluding Money Market Funds

Summary of capital and risk management

        We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus(2) position at 30 June 2013 was estimated at £3.9 billion, before allowing for the interim dividend, equating to coverage of 2.3 times.

        In July 2013, Prudential plc was listed by the Financial Stability Board (FSB) as one of nine companies to be designated as a Global Systemically Important Insurer (G-SII). Prudential is monitoring the development of and the potential impact of the framework of policy measures and engaging with the Prudential Regulation Authority on the implication of this designation. Solvency II remains subject to delays in policy development and therefore the outlook continues to be uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

2013 Financial Objectives and Outlook

        The objectives discussed below assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, (as described in the Risk and Capital Management section of this filing) which remains uncertain.

        In 2010, we set ourselves six challenging 'Growth and Cash' objectives to be achieved by the end of 2013. At the end of 2012, we had already achieved two of the six 2013 objectives—Asia's objectives of doubling its 2009 IFRS operating profit and of delivering more than £300 million of net remittances to the Group.

        At the half year stage of the last year in this four-year 2010-2013 programme, we have achieved two more of our objectives:

  (i)
  Jackson has exceeded its full year 2013 cash objective of £260 million, delivering £294 million, and

  (ii)
  The Group has surpassed its four-year cumulative net cash remittance objective of £3.8 billion with £4.1 billion of remittances.

        These results provide further evidence of our ability to deliver both earnings growth and cash. We are on track to achieve the remaining objectives of doubling Asia's 2009 EEV new business profit by 2013 and delivering over £350 million of net remittances from the UK by the end of the year.

        During the first six months of 2013, initial strength in equity markets gave way to a more volatile environment with rising yields, driven by concerns related to quantitative easing in the US. Against this backdrop, our first-half performance highlights the resilience of our earnings and cash generation to challenging operating conditions.

        Asia remains a significant opportunity for the Group, underpinned by favourable structural trends of faster economic growth, leading to higher wealth combined with high savings rates and rising demand for protection. This is particularly true of the rapidly growing and increasingly wealthy Asian middle class. These opportunities are most evident in our sweet-spot markets of South-east Asia, including Hong Kong, where the combination of long-term structural trends and the breadth and depth of the Prudential franchise and distribution allow us to achieve long term sustainable and profitable growth. Our business units in the US and UK will continue to focus on generating earnings and cash. We will

(2)
As disclosed in the full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of the Risk and capital management section of this filing.

continue to execute with discipline while maintaining a robust balance sheet and proactively managing risks. We have by the half year of 2013 been able to achieve four of the six challenging objectives we had set ourselves in November 2010.

        We look forward to the rest of the year with confidence as we progress towards completing the 'Growth and Cash' objectives we set for 2013.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended 30 June 2013 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for those that relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in this section.

        The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis for the year ended 31 December 2012 was provided in Prudential's annual report for 2012 filed with the SEC on Form 20-F. Quantitative analysis for the six months to 30 June 2013 is generally not provided in this section apart from information relating to Jackson's available-for-sale debt securities portfolio and deferred acquisition costs. Other quantitative analysis as applied for the 2013 full year results, will be provided in Prudential's annual report for 2013 to be filed with the SEC on Form 20-F.

        Our critical accounting policies which are in respect of the accounting for investments, insurance contracts and deferred acquisition costs for insurance contracts are described as follows:

Investments

Determining the fair value of financial investments when the markets are not active

        The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgement.

        If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

        The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

    Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities

    Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

    Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        As at 30 June 2013, £7,036 million (31 December 2012: £6,279 million) of financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these, £874 million (31 December 2012: £800 million) were held to back shareholder non-linked business, for which changes to their valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note O to the Prudential's unaudited condensed consolidated interim financial statements.

Determining impairments relating to financial assets

i Available-for-sale securities

        The majority of Jackson's debt securities portfolio are accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial.

  A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows;

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows.

  The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable;

  •
  The duration and extent to which the amortised cost exceeds fair value.

  This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen; and

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

  If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

        The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods.

        In half year 2013 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised gain of £1,270 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

	30 Jun 2013 £m			31 Dec 2012 £m
		Changes in Unrealised appreciation**	Foreign exchange translation

Available-for-sale securities		Reflected as part of movement in other comprehensive income

Assets fair valued at below book value:
Book value*	10,595			4,551
Unrealised lossnotes(iv)(a),(b)	(747)	(546)	(23)	(178)

Fair value (as included in statement of financial position)	9,848			4,373

Assets fair valued at or above book value:
Book value*	21,348			25,467
Unrealised gain	2,017	(1,161)	193	2,985

Fair value (as included in statement of financial position)	23,365			28,452

Total:
Book value*	31,943			30,018
Net unrealised gain (loss)	1,270	(1,707)	170	2,807

Fair value (as included in statement of financial position)†	33,213			32,825

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of US$1.5439: £1.

†
Debt securities for US operations included in the statement of financial position at 30 June 2013 and as referred to in note R to the unaudited condensed consolidated interim financial statements, comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Available-for-sale	33,213	32,825
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	155	168

	33,368	32,993

 Debt securities classified as available-for-sale in an unrealised loss position

        The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2013.

(a)   Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m		2012 £m
	30 Jun		31 Dec
	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	7,510	(317)	4,214	(112)
Between 80% and 90%	2,214	(369)	85	(13)
Below 80%	124	(61)	74	(53)

Total	9,848	(747)	4,373	(178)

(b)   Unrealised losses by maturity of security

	2013 £m 30 Jun	2012 £m 31 Dec

Less than 1 year	—	—
1 year to 5 years	(6)	(1)
5 years to 10 years	(215)	(9)
More than 10 years	(440)	(91)
Mortgage-backed and other debt securities	(86)	(77)

Total	(747)	(178)

(c)   Age analysis of unrealised losses for the periods indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m			2012 £m
	30 Jun			31 Dec
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(16)	(326)	(342)	(5)	(101)	(106)
6 months to 1 year	(1)	(345)	(346)	(1)	(1)	(2)
1 year to 2 years	(3)	—	(3)	(2)	—	(2)
2 years to 3 years	(2)	—	(2)	(1)	—	(1)
More than 3 years	(23)	(31)	(54)	(31)	(36)	(67)

Total	(45)	(702)	(747)	(40)	(138)	(178)

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £61 million of the £747 million of gross unrealised losses at 30 June 2013 (31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £61 million (31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m		2012 £m
	30 Jun		31 Dec
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Residential mortgage-backed securities:
Prime (including agency)	5	(2)	5	(2)
Alt-A	—	—	—	—
Sub-prime	7	(2)	18	(8)

	12	(4)	23	(10)
Commercial mortgage-backed securities	13	(21)	10	(23)
Other asset-backed securities	24	(13)	41	(20)

Total structured securities	49	(38)	74	(53)
Corporates	75	(23)	—	—

Total	124	(61)	74	(53)

        The following table shows the age analysis as at 30 June 2013, of the securities whose fair value were below 80 per cent of the book value:

	2013 £m 30 Jun		2012 £m 31 Dec
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	79	(25)	7	(2)
3 months to 6 months	2	(1)	—	—
More than 6 months	43	(35)	67	(51)

	124	(61)	74	(53)

ii Assets held at amortised cost

        Except for certain loans of the UK insurance operations and Jackson, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are, except as described below, carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations, facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

        Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  a
  that are likely to be a significant portion of the total contract benefits,

  b
  whose amount or timing is contractually at the discretion of the insurer, and

  c
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18,'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

i Contracts of with-profits funds

        For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Prudential Regulation Authority's (PRA) realistic basis. This basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asia subsidiaries. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive, are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

ii Other contracts

        Contracts, other than those of with-profits funds, are written by shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance.

UK insurance operations

        From the perspective of shareholder results the key sensitivity for UK insurance operations are the assumptions for allowance for credit risk and mortality for UK annuity business.

Jackson

        With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, ie any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

        For traditional life insurance contracts, provisions for future policy benefits are determined using assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asia operations

        The insurance products written in the Group's Asia operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions due to the matching of asset value and liability movements. For other Asia non-participating business the degree of sensitivity of results to changes in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period for example, for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements due to the US GAAP basis of measurement of insurance contracts.

Deferred acquisition costs for insurance contracts

        Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic Prudential Regulation Authority (PRA) regime, costs of acquiring new insurance business are accounted for with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        For UK regulated with-profits funds where the realistic PRA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Jackson and Asia operations. The DAC for Jackson and some Asia operations is determined with reference to US GAAP principles.

Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

        For US variable annuity business the key assumption is the investment return from the separate accounts, which for all periods included, was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of DAC.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital.

Mean reversion technique

        For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 8.4 per cent annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  i)
  a core amount that reflects a relatively stable proportion of underlying profit; and

  ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

        In half year 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £20 million (half year 2012: £25 million). The half year 2013 amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

        The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a very significant movement in equity markets in 2013 (outside the range of negative 25 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

Asia operations

        For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in 2003 has been applied.

  •
  With-profits funds

        With-profits funds are those in which the policyholders have a contractual right to receive at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund as a supplement to any guaranteed benefits.

  •
  UK regulated with-profits funds

        For Group IFRS reporting, UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, for such funds, policyholder liabilities are measured on a 'realistic basis'.

  •
  Unallocated surplus of with-profits funds:

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. The unallocated surplus is shown separately in the statement of financial position.

Overseas operations:

        For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and, until 2012, Vietnam, the local GAAP is not appropriate in the context of the previously applied MSB. For these countries the insurance assets and liabilities are measured principally by reference to 'grandfathered' US GAAP, as permitted under IFRS 4. For participating business the liabilities include provisions for the policyholders' interest in investment gains and other surpluses that have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        These policies are critical because of their significance to the volatility of the income statement result and shareholders' equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement

        For derivative instruments of Jackson, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in note F to the unaudited condensed consolidated interim financial statements.

        Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the paragraph in the section below entitled "Additional explanation of performance measured analysis of consolidated results by business segment and geographical region."

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables of amortised cost, all financial investments and investment property are designated as assets at fair value through profit and loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit for the periods indicated.

	2013 £m Half year	2012 £m* Half year

Total revenue, net of reinsurance	22,391	23,362
Total charges, net of reinsurance	(21,745)	(22,228)
Share of profits from joint ventures and associates, net of related tax	74	62

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	720	1,196
Less tax charge attributable to policyholders' returns	(214)	(30)

Profit before tax attributable to shareholders	506	1,166

Total tax charge attributable to policyholders and shareholders	(355)	(309)
Adjustment to remove tax charge attributable to policyholders' returns	214	30

Tax charge attributable to shareholders' returns	(141)	(279)

Profit for the period	365	887

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard from 1 January 2013 as described in note B to Prudential's unaudited condensed consolidated interim financial statements. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits' and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note C to Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to Prudential's UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

 Explanation of Movements in Profits After Tax and Profits Before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

        Profit for half year 2013 after tax was £365 million compared to a profit of £887 million in half year 2012. The decrease primarily reflects the movement in results before tax attributable to shareholders, which decreased from a profit of £1,166 million in half year 2012 to a profit of £506 million in half year 2013, partially offset by an decrease in the tax charge attributable to shareholders' returns from £279 million in half year 2012 to £141 million in half year 2013.

        The decrease in the total profit before tax attributable to shareholders from £1,166 million in half year 2012 to £506 million in half year 2013 reflects an improvement in operating profit based on longer-term investment returns from £1,157 in half year 2012 to £1,415 in half year 2013 which was more than offset by a decrease in non-operating items from positive £9 million to negative £909 million. The combination of disciplined execution and prudent management of balance sheet risks, coupled with higher equity market levels and rising long-term interest rates, have benefited all of our key operating profit and underlying capital generation financial metrics. Having taken pricing and product actions to defend the economics of our business when markets fell, our business performance is now positively geared to higher investment returns as markets recover. We, nevertheless, continue to take steps to protect ourselves from the downside risks to the Group's financial position associated with the guarantees that we have offered to our customers, which in times of rising equity markets will generally generate negative investment variances. These are compounded by the negative value movements on our holdings of fixed income securities which accompany higher interest rates. The impact of these short-term movements in investment values are reported outside the operating result.

        The decrease in non-operating items is predominantly due to the adverse change in short-term fluctuations in investment returns from negative £47 million in half year 2012 to negative £755 million in half year 2013 for the reasons described above. Further, consistent with the classification of the Japan Life business as held for sale, its IFRS carrying value has been set to £53 million representing the estimated proceeds, net of related expenses of £3 million. The loss of £124 million (half year 2012: profit of £14 million) attaching to the held for sale Japan Life business and included within non-operating items comprises the half year 2013 reduction on re-measuring the carrying value of the business and its trading results.

        The half year 2013 effective rate of tax on the total IFRS profit was 28 per cent (half year 2012: 24 per cent). The half year 2013 effective tax rate reflects the inclusion of items in the overall result (such as the loss on the held for sale Japan Life business) which attract no tax relief.

b)    Summary by business segment and geographical region

        Prudential's operating segments as determined under IFRS 8 are insurance operations split by geographic regions in which it conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is Prudential's UK and European asset management business, Eastspring Investments, which is the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential's consolidated accounts.

	2013 £m Half year
	Asia	US	UK	Unallocated corporate	Total

Insurance operations	152	87	149	—	388
Asset management**	32	21	168	—	221

Total profit attributable to the segments	184	108	317	—	609
Unallocated corporate	—	—	—	(244)	(244)

Total profit (loss) for the period	184	108	317	(244)	365

	2012 £m Half year*
	Asia	US	UK	Unallocated corporate	Total

Insurance operations	347	246	277	—	870
Asset management**	26	2	219	—	247

Total profit attributable to the segments	373	248	496	—	1,117
Unallocated corporate	—	—	—	(230)	(230)

Total profit (loss) for the period	373	248	496	(230)	887

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

**
For the US, including the broker dealer business and Curian.

Profit from insurance operations

        Total profit from insurance operations in half year 2013 was £365 million compared to a profit of £887 million in half year 2012. All of the profits from insurance operations in the half years 2012 and 2011 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	2013 £m Half year	2012 £m* Half year

Profit before shareholder tax	533	1,118
Shareholder tax	(145)	(248)

Profit after tax	388	870

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        The decrease of £585 million in profit before tax attributable to shareholders in half year 2013 compared to half year 2012 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations of £214 million to £1,412 million being more than offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £631 million and the loss attaching to the held for sale Japan Life business as described above which was £124 million in half year 2013 (half year 2012: profit of £14 million).

        The effective shareholder tax rate on profits from insurance operations increased from 22 per cent in half year 2012 to 27 per cent in half year 2013. The movement was principally due to the non-deductible loss on the Japan Life business increasing the tax rate in Asia.

        In order to understand how Prudential's results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Japan, Taiwan and until 2012 Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under 'United Kingdom—Basis of profits' below.

Comparison of total profit arising from Asia insurance operations

        The following table shows the movement in profit arising from Asia insurance operations from half year 2012 to half year 2013:

	2013 £m Half year	2012 £m* Half year

Profit before shareholder tax	210	443
Shareholder tax	(58)	(96)

Profit after tax	152	347

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        The decrease of £233 million from the profit before tax attributable to shareholders in half year 2012 of £443 million to a profit of £210 million in half year 2013 primarily reflects an increase of £71 million in operating profit based on longer-term investment returns to £474 million driven by the increasing scale of the in-force book, being more than offset by an adverse change in the short-term fluctuations in investment returns for shareholder-backed business of £163 million and a loss of £124 million attaching to the Japan Life business classified as held for sale as described above. The period on period adverse change in the short-term fluctuations in investment returns of £163 million was primarily due to the negative net unrealised movements on bond holdings in half year 2013 following a rise in bond yields.

        The effective shareholder tax rate changed from 22 per cent in half year 2012 to 28 per cent in half year 2013, with the movement principally due to the non-deductible loss on the Japan Life business which resulted in a higher tax rate. Excluding the impact of the held for sale Japan Life business the tax rate is 17 per cent.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations from half year 2012 to half year 2013:

	2013 £m Half year	2012 £m Half year

Profit before shareholder tax	114	317
Shareholder tax	(27)	(71)

Profit after tax	87	246

        The £203 million decrease in profit before tax attributable to shareholders in half year 2013 against the comparative period in 2012, was primarily due to an increase of £140 million in operating profit based on longer-term investment returns to £582 million which was more than offset by an adverse change of £316 million in the short-term fluctuations in investment returns reflected in the income statement.

        The increase in operating profit based on longer-term investment returns in half year 2013 compared to half year 2012 reflects strong underlying growth in fee income which was partially offset by higher expenses. In addition, the performance benefited from the inclusion of operating profit based on longer-term investment returns totalling £56 million from REALIC. REALIC was acquired in the third quarter of 2012 and continues to both perform in line with expectations and deliver the objective of improving the diversity of Jackson's earnings.

        The adverse movement in short-term fluctuation in investment returns was mainly due to the negative net unrealised value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values.

        The effective tax rate on profits from US operations increased from 22 per cent in half year 2012 to 24 per cent in half year 2013 due to the impact of fiscal adjustments at half year 2013.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its annuity and other businesses.

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

        For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

        The results of the UK shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note E to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

        The following table shows the movement in profits arising from UK insurance operations from half year 2012 to half year 2013:

	2013 £m Half year	2012 £m Half year

Profit before shareholder tax	209	358
Shareholder tax	(60)	(81)

Profit after tax	149	277

        Profit after tax from UK insurance operations of £149 million in half year 2013 is lower than the £277 million in half year 2012.

        The decrease in profit before tax attributable to shareholders of £149 million to £209 million in half year 2013 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of £152 million which was due mainly to the negative net investment movements in half year 2013 on fixed income assets backing the capital of the annuity business following the rise in bond yields. Operating profit based on longer-term investments returns of £356 million in half year 2013 was comparable to the £353 million in half year 2012. Operating profit based on longer-term investment returns included general insurance commissions of £15 million in half year 2013 compared with £17 million for half year 2012.

        The effective shareholder tax rate on profits from UK insurance operations for half year 2013 of 29 per cent compares with an effective tax rate of 23 per cent in half year 2012, with the movement principally due to an increase in the incremental UK tax on overseas branch profits.

 Profit from asset management

        The following table shows the movement in profits from asset management from half year 2012 to half year 2013:

	2013 £m Half year	2012 £m Half year

Profit before shareholder tax	288	331
Shareholder tax	(67)	(84)

Profit after tax	221	247

        Total profit from asset management decreased from £247 million in half year 2012 to £221 million in half year 2013.

        The decrease of £43 million in profit before shareholder tax in half year 2013 compared to half year 2012 resulted mainly from a decrease for M&G by £66 million from £282 million in half year 2012 to £216 million in half year 2013. The profit before shareholder tax for Eastspring Investments increased by £6 million from £32 million in half year 2012 to £38 million in half year 2013. US broker dealer and asset management operations profit before shareholder tax increased by £17 million from £17 million in half year 2012 to £34 million in half year 2013.

        The £66 million decrease in the profit before shareholder tax of M&G primarily reflects an increase of £26 million in operating profit based on longer-term investment returns to £225 million offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £50 million. In addition, the M&G half year 2012 results included a one-off gain of £42 million arising on the dilution of M&G's investment holding in PPM South Africa.

        The effective tax rate on profits from asset management operations decreased from 25 per cent in half year 2012 to 23 per cent in half year 2013.

Unallocated corporate result

        The following table shows the movement in the unallocated corporate result from half year 2012 to half year 2013:

	2013 £m Half year	2012 £m Half year

Loss before shareholder tax	(315)	(283)
Shareholder tax	71	53

Loss after tax	(244)	(230)

        Total net of tax charges for unallocated corporate activity increased by £14 million from £230 million in half year 2012 to £244 million in half year 2013.

        The loss before shareholder tax increased by £32 million from £283 million at half year 2012 to £315 million at half year 2013. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £5 million from £289 million in half year 2012 to £294 million in half year 2013. This was combined with an adverse change of £26 million in short-term fluctuations in investment returns from a gain of £5 million in half year 2012 to a loss of £21 million in half year 2013.

        The effective tax rate on unallocated corporate result changed from 19 per cent at half year 2012 to 23 per cent at half year 2013, principally due the release of a provision increasing the tax credit.

c)    Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        Prudential uses a performance measure of operating profit based on longer-term investment returns. The Company believes that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ('GEC'), which is Prudential's chief operating decision maker.

        An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by Prudential reflect the organisation structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

        The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:

        Insurance operations:

  –
  Asia

  –
  US (Jackson)

  –
  UK

        Asset management operations:

  –
  M&G (including Prudential Capital)

  –
  Eastspring Investments

  –
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns, the amortisation of the acquisition accounting adjustments arising on the purchase of businesses and for 2012, the gain arising upon the dilution of the Group's holding in PPM South Africa. As explained further in note AB to Prudential's unaudited condensed consolidated financial statements, in July 2013, the Group announced that it has agreed to sell its Japan Life business to SBI Holdings, Inc. As the sale of the business was highly probable at 30 June 2013, the Japan Life business has been classified as 'held for sale' in these condensed consolidated financial statements. In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the remeasurement of the held for sale Japan Life business at 30 June 2013 to fair value less costs to sell, together with the half year 2013 results of this business and those for the 2012 comparatives are shown separately within the supplementary analysis of profit. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value and associated policyholder liability movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions.

        In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt, equity-type securities and loans

        Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to an RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii) to Prudential's unaudited condensed consolidated financial statements.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2013 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £522 million (30 June 2012: £441 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,188 million (30 June 2012: £1,017 million). For these operations, the longer-term rates of return for income and capital applied in half year 2013 are as follows:

	Half year 2013	Half year 2012

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.5%	5.6% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.5%	7.6% to 8.2%

        For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £526 million as at 30 June 2013 (30 June 2012: £574 million). The rates of return applied in the periods 2013 and 2012 for these investments ranged from 1.3 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

        The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  fair value movements for equity-based derivatives;

  •
  fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

  •
  movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  related changes to amortisation of deferred acquisition costs for each of the above items.

        Note:    US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)   Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)   Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

Asia—Hong Kong

        For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

        For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and The Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  •
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;

  •
  Credit experience compared to assumptions; and

  •
  Short-term value movements on assets backing the capital of the business.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations in investment returns. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

(f)    Amortisation of acquisition accounting adjustments

        The amortisation of acquisition accounting adjustments comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of profit before tax (including tax attributable to policyholders' returns) to profit before tax attributable to shareholders and profit for the period is shown below.

	2013 £m Half year	2012 £m Half year*

Insurance business
Long-term business:note (ii)
Asia	476	406
US	582	442
UK	341	336
Development expenses	(2)	(3)

Long-term business operating profit	1,397	1,181
UK general insurance commissionnote (iii)	15	17
Asset management business:
M&G (including Prudential Capital)	225	199
Eastspring Investments	38	32
US broker-dealer and asset management	34	17

	1,709	1,446

Other income and expenditure	(270)	(255)
Solvency II implementation costs	(13)	(27)
Restructuring costsnote (iv)	(11)	(7)

Total IFRS basis operating profit based on longer-term investment returnsnote (i)	1,415	1,157

Short-term fluctuations in investment returnsnote (v)

Insurance operations	(725)	(94)
Other operations	(30)	47

Total short-term fluctuations in investment returns	(755)	(47)
Amortisation of acquisition accounting adjustments	(30)	—
Gain on dilution of Group holdingsnote (vi)	—	42
(Loss)profit attaching to held for sale Japan Life business	(124)	14

Profit before tax attributable to shareholders	506	1,166
Tax charge attributable to shareholders' returns	(141)	(279)

Profit for the period attributable to equity holders of Prudential	365	887

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life business. 02012 comparatives have been retrospectively adjusted on a comparable basis.

Notes

(i)
Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section c) "Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" above.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in note E to the unaudited condensed consolidated interim financial statements.

(iii)
UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(v)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2013 £m Half year	2012* £m Half year

Insurance operations
Asia	(137)	26
US	(441)	(125)
UK	(147)	5
Other operations
Economic hedge value movement	—	(15)
Other	(30)	62

Total	(755)	(47)

  *
  The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

  Further details on the short-term fluctuations in investment returns are provided below under 'Charge for short-term fluctuations in investment returns' and also in note F to the unaudited condensed consolidated interim financial statements.

(vi)
During 2012, M&G reduced its holding in PPM South Africa resulting in reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.

 Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2013	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(In £ Millions)
Operating profit based on longer-term investment returns	356	582	474	225	34	38	1,709	(294)	1,415
Short-term fluctuations in investment returns on shareholder backed business	(147)	(441)	(137)	(9)	—	—	(734)	(21)	(755)
Amortisation of acquisition accountingadjustment	—	—	(30)	—	—	—	(30)	—	(30)
Loss attaching to held for sale Japan Life business	—	—	(124)	—	—	—	(124)	—	(124)

Profit before tax attributable to shareholders	209	141	183	216	34	38	821	(315)	506

Tax attributable to shareholders									(141)

Profit for the period									365

	Insurance operations			Asset management
Half year 2012*	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(In £ Millions)
Operating profit based on longer-term investment returns	353	442	403	199	17	32	1,446	(289)	1,157
Short-term fluctuations in investment returns on shareholder backed business	5	(125)	26	41	—	—	(53)	6	(47)
Profit attaching to held for sale Japan Life business	—	—	14	—	—	—	14	—	14
Gain on dilution of Group holdings	—	—	—	42	—	—	42	—	42

Profit before tax attributable to shareholders	358	317	443	282	17	32	1,449	(283)	1,166

Tax attributable to shareholders									(279)

Profit for the period									887

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B of the IFRS financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business.2012 comparatives have been retrospectively adjusted on a comparable basis.

IFRS operating profit based on longer-term investment returns

        In the first half of 2013, the Group's IFRS operating profit based on longer-term investment returns was £1,415 million, an increase of 22 per cent from the first half of 2012 driven by higher contributions from both life insurance and asset management. Asia life operating profit based on longer-term investment returns was up 18 per cent and US life operating profit based on longer-term investment returns increased by 32 per cent, partly reflecting the inclusion of REALIC following its acquisition in 2012. M&G (including Prudential Capital), our UK based asset management business and Eastspring Investments, our Asia asset manager, delivered growth of 13 per cent and 19 per cent, respectively.

Insurance operations

        IFRS operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 18 per cent to £1,412 million (2012: £1,198 million). In 2013, we have continued to focus on improving the quality of our life earnings, by maintaining our bias in favour of less market-sensitive sources of income such as insurance margin and fee income, ahead of spread income. Our emphasis on risk products such as health and protection, together with the acquisition of REALIC, a closed book of traditional US life business, has driven 46 per cent growth in our insurance margin, increasing the proportion of earnings that is least sensitive to economic conditions. In addition, fee income is up 31 per cent, reflecting both a modest improvement in annual management charges and a 26 per cent increase in the average account balances that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has increased by a much smaller 1 per cent. The fact that a higher proportion of our overall income now comprises insurance margin and fee income represents a healthy evolution in both the quality and the balance of our earnings.

        The costs we have incurred in writing new and maintaining the in-force life businesses have also increased but at a more modest rate, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

        Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that is health and protection, with IFRS operating profit based on longer-term investment returns(3) of £474 million (2012: £403 million) up 18 per cent. The principal driver of our profitability in the region is our health and protection business which delivered 64 per cent or £303 million (2012: £256 million) of total life profits. In geographic terms our largest markets of Indonesia, Hong Kong, Singapore and Malaysia continue to generate good levels of growth, with IFRS operating profit based on longer-term investment returns up 13 per cent collectively. We are also encouraged by the progress of two of our smaller but fast growing businesses in Thailand and the Philippines. Their combined IFRS operating profit based on longer-term investment returns of £20 million has increased fivefold compared to the same period last year.

        In the US, long-term business IFRS operating profit based on longer-term investment returns was up 32 per cent in 2013 to £582 million (2012: £442 million), which includes a contribution of £56 million from REALIC. Jackson's total income increased by 27 per cent to £1,197 million (2012: £945 million) out pacing the growth in total expenses net of deferred acquisition cost adjustments totalling £615 million (2012: £503 million). Fee income has become Jackson's main source of earnings and has grown by 36 per cent to £554 million (2012: £408 million). The uplift in fee income is in line with the 39 per cent growth in average separate account assets in the period to £57 billion (2012: £41 billion) reflecting the benefit of VA premium inflows and the rise in US equity markets since June 2012. Insurance margin at £262 million (2012: £153 million) is now a more significant contributor to Jackson's earnings following

(3)
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note B to the unaudited condensed consolidated interim financial statements. In addition, following its reclassification as held for sale at 30 June 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

the acquisition of REALIC's seasoned book of term insurance business. Spread income has grown more modestly by 8 per cent to £377 million (2012: £349 million). We continue to focus on improving the balance of Jackson's profits and diversifying its sources of earnings and we are making good progress in delivering the targeted returns from REALIC.

        UK insurance operations IFRS operating profit based on longer-term investment returns was 1 per cent higher at £356 million (2012: £353 million). The comparative result included a £18 million profit from writing a wholesale contract, with no such business being written in the first half of 2013. UK Retail IFRS operating profit based on longer-term investments increased 7 per cent, reflecting the positive impact of a longevity swap entered into this year to further optimise the capital position of the business.

Asset management business

        Our asset management businesses also had a successful first half. Total operating profit based on longer-term investment returns for the first half of 2013 from M&G and Prudential Capital increased by 13 per cent, from £199 million in the first half of 2012 to £225 million in the first half of 2013, primarily reflecting the continued strong net inflows into M&G combined with favourable market movements in the period.

        M&G's IFRS operating profit based on longer-term investments of £204 million (2012: £175 million), increased 17 per cent, reflecting the 15 per cent uplift in funds under management to a record £234 billion as at 30 June 2013 (30 June 2012: £204 billion), following a period of strong net inflows and positive market movements. M&G's average fee income across all the funds it manages was stable at 36 basis points, with higher income helping to absorb the current phase of infrastructure investment and maintain a cost income ratio only marginally higher than the prior period at 54 per cent (2012: 53 per cent). The cost run rate of the business is typically higher over the second half of the year so the cost/income ratio is expected to increase by the end of 2013. Prudential Capital produced IFRS operating profit based on longer-term investment returns of £21 million in the first half of 2013 (2012: £24 million).

        Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable investment conditions contribute to a 19 per cent increase in IFRS operating profit based on longer-term investment returns to £38 million (2012: £32 million).

Unallocated corporate result

        Unallocated operating loss based on longer-term investment returns for 2013 of £294 million comprised of a charge for other income and expenditure of £270 million, Solvency II implementation costs of £13 million and restructuring costs of £11 million.

        Unallocated operating loss based on longer-term investment returns for half year 2012 of £289 million comprised of a charge for other income and expenditure of £255 million, Solvency II implementation costs of £27 million and restructuring costs of £7 million.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii
With-profits business represents the shareholders' transfer from the with-profits fund in the period.

iv
Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit based on longer-term investment returns by source

	Half year 2013 £m

	Asia
	On prior basis	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	61	(5)	56	377	102	—	535
Fee income	80	—	80	554	33	—	667
With-profits	22	—	22	—	133	—	155
Insurance margin	307	(4)	303	262	48	—	613
Margin on revenues	785	(7)	778	—	80	—	858
Expenses:
Acquisition costs	(502)	—	(502)	(465)	(54)	—	(1,021)
Administration expenses	(306)	6	(300)	(323)	(59)	—	(682)
DAC adjustments	7	2	9	173	(7)	—	175
Expected return on shareholder assets	28	—	28	4	65	—	97
Long-term business operating profit	482	(8)	474	582	341	—	1,397
Asset management operating profit	42	(4)	38	34	225	—	297
GI commission	—	—	—	—	15	—	15
Other income and expenditurenote (i)	—	—	—	—	—	(294)	(294)
Total operating profit based on longer-term investment returns	524	(12)	512	616	581	(294)	1,415

	Half year 2012 £m

	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	55	(7)	48	349	132	—	529
Fee income	66	—	66	408	35	—	509
With-profits	18	—	18	—	146	—	164
Insurance margin	256	—	256	153	11	—	420
Margin on revenues	636	(8)	628	—	68	—	696
Expenses:
Acquisition costs	(428)	—	(428)	(480)	(64)	—	(972)
Administration expenses	(250)	7	(243)	(242)	(63)	—	(548)
DAC adjustments	33	5	38	219	(4)	—	253
Expected return on shareholder assets	20	—	20	35	75	—	130
Long-term business operating profit	406	(3)	403	442	336	—	1,181
Asset management operating profit	34	(2)	32	17	199	—	248
GI commission	—	—	—	—	17	—	17
Other income and expenditurenote (i)	—	—	—	—	—	(289)	(289)
Total operating profit based on longer-term investment returns	440	(5)	435	459	552	(289)	1,157

Notes

(i)
Including restructuring and Solvency II implementation costs.

(ii)
The 2013 analysis excludes the results of the held for sale life insurance business of Japan. The 2012 comparative results have been presented on a consistent basis. The results of Japan Life business excluded were half year 2013: profit of £5 million and half year 2012: £nil.

(iii)
The Group has adopted new accounting standards on joint arrangements as described in note B to Prudential's unaudited condensed consolidated interim financial statements. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. This contributed to an additional expense as follows:

•
Long-term business—half year 2013: £3 million and half year 2012: £3 million

•
Asset management business—half year 2013: £4 million and half year 2012: £2 million

All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

 Margin analysis of long-term insurance business

        The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group's average policyholder liability balances are given in note (iii).

	Total
	Half year 2013			Half year 2012
	Profit	Average Liability	Margin	Profit	Average Liability	Margin
Long-term business		note (iii)	note (ii)		note (iii)	note (ii)

	£m	£m	bps	£m	£m	bps
Spread income	535	65,424	164	529	60,320	175
Fee income	667	93,512	143	509	74,422	137
With-profits	155	97,336	32	164	94,103	35
Insurance margin	613			420
Margin on revenues	858			696
Expenses:
Acquisition costsnote (i)	(1,021)	2,162	(47)%	(972)	2,030	(48)%
Administration expenses	(682)	166,130	(82)	(548)	134,742	(81)
DAC adjustments	175			253
Expected return on shareholder assets	97			130

Operating profit	1,397			1,181

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iii)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. In addition for REALIC (acquired in the second half of 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.

(iv)
The Group has adopted new accounting standards on joint arrangements as described in note B. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. The impact of this change is explained in note (iii), to the 'Analysis of pre-tax IFRS operating profit by source' table earlier in this section. All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

(v)
The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above. The 2012 comparative results have been presented on a consistent basis.

	Asia
	Half year 2013			Half year 2012 note (ii)
	Profit	Average Liability	Margin	Profit	Average Liability	Margin
Long-term business		note (iv)			note (iv)

	£m	£m	bps	£m	£m	bps
Spread income	56	7,220	155	48	5,753	167
Fee income	80	14,253	112	66	11,931	111
With-profits	22	13,522	33	18	12,969	28
Insurance margin	303			256
Margin on revenues	778			628
Expenses:
Acquisition costsnote (i)	(502)	1,010	(50)%	(428)	899	(48)%
Administration expenses	(300)	21,473	(279)	(243)	17,684	(275)
DAC adjustments	9			38
Expected return on shareholder assets	28			20

Operating profit	474			403

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
The Group has adopted new accounting standards on joint arrangements as described in note B. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint venture's operating profit by treating it as an administration expense. The impact of this change is explained in note (iii) to the 'Analysis of pre-tax IFRS operating profit by source' table earlier in this section. All other lines continue to include the Group's share of the relevant part of the joint venture's pre-tax operating profit.

(iii)
The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and the average liability amounts shown in the table above. The average shareholder-backed policyholder liabilities excluding Japan business at half year 2013 is £21,473 million (half year 2012: £17,684 million). The corresponding amount including Japan business at half year 2013 is £22,471 million (half year 2012: £18,846 million). The 2012 comparative results have been presented on a consistent basis.

(iv)
Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

Analysis of Asia operating profit drivers

  •
  Spread income has increased from £48 million in half year 2012 to £56 million in half year 2013 predominantly reflecting the growth of the Asian non-linked policyholder liabilities.

  •
  Fee income has increased from £66 million in half year 2012 to £80 million in half year 2013, broadly in line with the increase in movement in average unit-linked liabilities.

  •
  Insurance margin has increased by £47 million from £256 million in half year 2012 to £303 million in half year 2013 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £23 million (half year 2012: £30 million), reflecting items that are not expected to reoccur in the future.

  •
  Margin on revenues has increased by £150 million from £628 million in half year 2012 to £778 million in half year 2013 primarily reflecting the on-going growth in the size of the portfolio and higher premium income recognised in the period.

  •
  Acquisition costs have increased from £428 million in half year 2012 to £502 million in half year 2013, compared to the 12 per cent increase in sales, resulting in an increase in the acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 67 per cent (half year 2012: 63 per cent) reflecting changes to product mix.

  •
  Administration expenses have increased from £243 million in half year 2012 to £300 million in half year 2013 as the business continues to expand. The administration expense ratio remains broadly in line with prior periods at 279 basis points (half year 2012: 275 basis points).

	US
	Half year 2013			Half year 2012
	Profit	Average Liability	Margin	Profit	Average Liability	Margin
Long-term business		note (ii)			note (ii)

	£m	£m	bps	£m	£m	bps
Spread income	377	31,137	242	349	29,265	238
Fee income	554	56,539	196	408	41,222	198
Insurance margin	262			153
Expenses:
Acquisition costsnote (i)	(465)	797	(58)%	(480)	719	(67)%
Administration expenses	(323)	94,870	(68)	(242)	70,487	(69)
DAC adjustments	173			219
Expected return on shareholder assets	4			35

Operating profit	582			442

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which is included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

Analysis of US operating profit drivers:

  •
  Spread income was £377 million in half year 2013, compared to £349 million in half year 2012. The reported spread margin increased to 242 basis points as a result of lower crediting rates, which have helped to maintain spread income levels on a stable asset base, partially offset by a decrease in yields earned in the period caused by the lower interest rate environment. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 183 basis points (half year 2012: 187 basis points and full year 2012: 186 basis points).

  •
  Fee income has increased by 36 per cent to £554 million in half year 2013, compared to £408 million in half year 2012, primarily due to higher average separate account balances due to positive net flows from variable annuity business and market appreciation. Fee income margin has remained broadly consistent with half year 2012 at 196 basis points (half year 2012: 198 basis points).

  •
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have increased the insurance margin from £153 million in half year 2012 to £262 million in half year 2013. This includes a benefit of £83 million from REALIC, following its acquisition by Jackson in September 2012.

  •
  Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £15 million compared to half year 2012 due largely to the discontinuation of certain policy enhancement options on annuity business. As a percentage of APE, acquisition costs have decreased to 58 per cent for half year 2013, compared to 67 per cent in half year 2012. This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset-based commission which is treated as an administrative expense in this analysis, rather than front end commissions.

  •
  Administration expenses increased to £323 million during the first half of 2013 compared to £242 million in 2012, primarily as a result of the acquisition of REALIC and higher asset-based commission paid on the larger 2013 separate account balance. Asset-based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. Excluding these trail commission amounts, the resulting administration expense ratio would be lower at 45 basis points (half year 2012: 47 basis points), reflecting the benefits of operational leverage.

  •
  DAC adjustments decreased to £173 million in the first half of 2013 compared to £219 million in the first half of 2012 due to lower levels of current period acquisition costs being deferred (as discussed above) and higher DAC amortisation being incurred following higher gross profit in the period. Certain acquisition costs are not fully deferrable resulting in new business strain of £93 million for half year 2013 (half year 2012: £82 million).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2013 £m				Half year 2012 £m
		Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total

Total operating profit before acquisition costs and DAC adjustments	874			874	703			703
Less new business strain		(465)	372	(93)		(480)	398	(82)
Other DAC adjustments—amortisation of previously deferred acquisition costs:
Normal			(219)	(219)			(204)	(204)
Decelerated			20	20			25	25

Total	874	(465)	173	582	703	(480)	219	442

	UK
	Half year 2013			Half year 2012
	Profit	Average Liability	Margin	Profit	Average Liability	Margin
Long-term business		note (ii)			note (ii)

	£m	£m	bps	£m	£m	bps
Spread income	102	27,067	75	132	25,302	104
Fee income	33	22,720	29	35	21,269	33
With-profits	133	83,814	32	146	81,134	36
Insurance margin	48			11
Margin on revenues	80			68
Expenses:
Acquisition costsnote (i)	(54)	355	(15)%	(64)	412	(16)%
Administration expenses	(59)	49,787	(24)	(63)	46,571	(27)
DAC adjustments	(7)			(4)
Expected return on shareholders' assets	65			75

Operating profit	341			336

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
Opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

Analysis of UK operating profit drivers:

  •
  Spread income has reduced from £132 million in the first half of 2012 to £102 million in the same period in 2013. This is principally due to the non-recurrence of bulk annuity profits of £18 million experienced in the first half of 2012 and lower contribution to profits from sales of conventional annuities in the first half of 2013.

  •
  Fee income earned in the first six months of 2013 of £33 million (half year 2012: £35 million) is broadly consistent with that earned in the prior period. The margin at 29 basis points is in line with the margin recognised for full year 2012 of 28 basis points.

  •
  With-profits income has decreased from £146 million in half year 2012 to £133 million in half year 2013 principally due to a 50 basis points reduction in the annual bonus rate. This has contributed to the reduction in the with-profits margin from 36 basis points in half year 2012 to 32 basis points in half year 2013.

  •
  Insurance margin has increased from £11 million in the first half of 2012 to £48 million in the first half of 2013, reflecting a £27 million positive impact of undertaking a longevity swap on certain aspects of the UK's annuity back-book liabilities in the first half of 2013.

  •
  Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Half year 2013 income was higher at £80 million (half year 2012: £68 million), with 2012 impacted by a lower level of sundry net income.

  •
  Acquisition costs as a percentage of new business sales have decreased from 16 per cent in the first half of 2012 to 15 per cent for 2013, partly reflecting lower commission payments from the implementation of the recommendations of the Retail Distribution Review.

    The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the period. Acquisition costs as a percentage of shareholder—backed new business sales were 34 per cent in half year 2013 (half year 2012: 33 per cent and full year 2012: 33 per cent).

  •
  Administration expenses at £59 million are lower than at half year 2012 (half year 2012: £63 million) due to lower project spend in the period.

  •
  Expected return on shareholder assets has decreased from £75 million in half year 2012 to £65 million in half year 2013 principally due to a reduction in investment yields achieved.

Asia operations—analysis of operating profit based on longer-term returns by territory

        Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2013 £m Half year	2012* £m Half year

Underlying operating profit:
China	6	7
Hong Kong	51	47
India	26	26
Indonesia	137	123
Korea	8	8
Malaysia	73	60
Philippines	9	2
Singapore	104	93
Taiwan (bancassurance business)	4	1
Thailand	11	2
Vietnam	16	18
Other	—	2
Non-recurrent itemsnote (ii)	31	17

Operating profit before gain on sale of stake in China Life of Taiwan	476	406
Gain on sale of stake in China Life of Taiwannote (ii)	—	—

Total insurance operationsnote (i)	476	406
Development expenses	(2)	(3)

Total long-term business operating profitnote (iii)	474	403
Eastspring Investments	38	32

Total Asia operations	512	435

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

Notes

(i)
Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2013 £m	2012* £m
	Half year	Half year

New business strain†	(23)	(40)
Business in force	468	429
Non-recurrent items:note (ii)
Gain on sale of stake in China Life of Taiwan	—	—
Other non-recurrent items	31	17

Total	476	406

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

†
The IFRS new business strain corresponds to approximately 2 per cent of new business APE premiums for 2013 (half year 2012: approximately 4 per cent). APE is defined under the section "EEV Basis and New Business Results" of this document.The improvement over the half year 2012 is driven by a shift in overall sales mix to lower strain products and countries.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.
(ii)
During the second half of 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million, crystallising a gain of £51 million.

Other non-recurrent items of £31 million in half year 2013 (half year 2012: £17 million) represent a small number of items that are not anticipated to re-occur in subsequent periods.

(iii)
To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are not included within the long-term business operating profit for Asia. The 2012 comparative results have also been adjusted. The Japan Life business contributed a profit of £5 million in half year 2013 (half year 2012: £nil).

Analysis of asset management operating profit based on longer-term investment returns

	Half year 2013 £m
	M&G	Eastspring Investments	PruCap	US	Total
	notes (ii)	notes (ii)

Operating income before performance-related fees	421	109	56	181	767
Performance-related fees	4	1	—	—	5
Operating income (net of commission)note (i)	425	110	56	181	772
Operating expensenote (i)	(226)	(68)	(35)	(147)	(476)
Share of associate's results	5	—	—	—	5
Group's share of tax on joint ventures' operating profitnote (iii)	—	(4)	—	—	(4)
Operating profit based on longer-term investment returns	204	38	21	34	297
Average funds under management	£230.9bn	£62.7 bn
Margin based on operating income**	36bps	35bps
Cost/income ratio†	54%	62%

	Half year 2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	notes (ii)(iii)

Operating income before performance-related fees	354	96	59	142	651
Performance related fees	1	1	—	—	2
Operating income (net of commission)note (i)	355	97	59	142	653
Operating expensenote (i)	(186)	(63)	(35)	(125)	(409)
Share of associate's results	6	—	—	—	6
Group's share of tax on joint ventures' operating profit	—	(2)	—	—	(2)
Operating profit based on longer-term investment returns	175	32	24	17	248
Average funds under management**	£197.3bn	£53.5bn
Margin based on operating income**	36bps	36bps
Cost/income ratio†	53%	66%

(i)
Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note D to Prudential's unaudited condensed consolidated interim financial statements, these amounts are netted and tax deducted and shown as single amounts.

(ii)
M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM**	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2013	265	89	156	18	421	36	30 Jun 2013	64	60	45	22	109	35
30 Jun 2012	218	96	136	18	354	36	30 Jun 2012	56	63	40	23	96	36

**
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

†
Cost/income ratio represents cost as a percentage of operating income before performance-related fees

‡
Institutional includes internal funds.
(iii)
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements following adoption of IFRS 11 for joint ventures group on the joint venture's operating profit. This amount is excluded from the cost for cost/income ratio purposes.

        M&G's IFRS operating profit of £204 million (half year 2012: £175 million), increased 17 per cent, reflecting the 15 per cent uplift in funds under management to a record £234 billion (2012:

£204 billion), following a period of strong net inflows and positive market movements. M&G's average fee income across all the funds it manages was stable at 36 basis points, with higher income helping to absorb the current phase of infrastructure investment and maintain a cost income ratio only marginally higher than the prior period at 54 per cent (half year 2012: 53 per cent). The cost run rate of the business is typically higher over the second half of the year so the cost/income ratio is expected to increase by the end of 2013.

        Prudential Capital produced IFRS operating profit of £21 million in the first half of 2013 (2012: £24 million). Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable investment conditions contribute to a 19 per cent increase in IFRS operating profit1 to £38 million (2012: £32 million).

Short-term fluctuations in investment returns

        IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is shown as short-term fluctuations in investment returns. In 2013 for our insurance operations these total negative £725 million comprising negative £137 million for Asia, negative £441 million in the US and negative £147 million in the UK.

        In Asia, the negative short-term fluctuations of £137 million primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the period. Negative fluctuations of £441 million in the US mainly represent the net unrealised value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values. Jackson hedges its variable annuity book on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. The negative fluctuations of £147 million in the UK relate to net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were negative £30 million (2012: positive £47 million) representing net unrealised movements on centrally held derivatives to manage foreign exchange and certain macroeconomic exposures of the Group.

Amortisation of acquisition accounting adjustments

        The amortisation primarily comprises the difference between the yield on the acquired investments on purchase of REALIC in 2012 based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of in-force business acquired is also included.

Gain on dilution of Group holdings

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment of M&G's holding in PPM South Africa is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. The transactions therefore give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit based on longer-term investment returns.

Agreement to sell Japan Life business

        On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). The transaction is subject to regulatory approval. Consistent with the classification of the business as held for sale, the IFRS carrying value has been set to £53 million representing the estimated proceeds, net of related expenses of £3 million. The loss of £124 million (2012: profit of £14 million) comprises the 2013 reduction on re-measuring the carrying value of the business, and its trading results.

Effective tax rates

        The half year 2013 effective rate of tax on operating profit based on longer-term investment returns was 24 per cent (half year 2012: 24 per cent).

        The half year 2013 effective rate of tax on the total IFRS profit was 28 per cent (half year 2012: 24 per cent). The half year 2013 effective tax rate reflects the inclusion of items in the overall result (such as the loss on the held for sale Japan Life business) which attract no tax relief.

Earnings per share (EPS)

	2013 Half year	2012 Half year*

	(Pence)
Basic EPS based on operating profit after tax and non-controlling interests	42.2	34.6
Basic EPS based on total profit after tax and non-controlling interests	14.3	35.0

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

 Explanation of Movements in Profits Before Shareholder Tax
by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	2013 £m Half year	2012 £m Half year*

Earned premiums, net of reinsurance	14,763	13,703
Investment return	6,528	8,720
Other income	1,100	939

Total revenue, net of reinsurance	22,391	23,362

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,143)	(19,343)
Acquisition costs and other expenditure	(3,315)	(2,745)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(152)	(140)
Remeasurement of carrying value of Japan Life business classified as held for sale	(135)	—

Total charges, net of reinsurance	(21,745)	(22,228)

Share of profits from joint ventures and associates, net of related tax	74	62
Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	720	1,196
Less tax charge attributable to policyholders' returns	(214)	(30)

Profit before tax attributable to shareholders	506	1,166
Tax charge attributable to shareholders' returns	(141)	(279)

Profit for the period	365	887

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Earned premiums

	2013 £m Half year	2012 £m Half year*

Asia operations	4,249	3,381
US operations	7,858	7,062
UK operations	2,656	3,260

Total	14,763	13,703

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standard described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        Earned premiums, net of reinsurance, for insurance operations totalled £14,763 million in half year 2013 compared to £13,703 million in half year 2012. The increase of £1,060 million for half year 2013 was driven by increases of £796 million in the US operations and £868 million in the Asia operations, partially offset by a decrease of £604 million in the UK operations.

a)    Asia

        Earned premiums in Asia, net of reinsurance in half year 2013 were £4,249 million, an increase of 26 per cent compared to £3,381 million in half year 2012. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflects increases for both factors.

        In Asia, our focus on meeting the needs of the fast-growing middle class of South-east Asia, combined with our allocation of capital prioritised towards regular-premium health and protection business, continued to deliver strong returns and earnings growth.

        Highlights of our performance in Asia during the first half of 2013 include the continued success of our agency distribution channel, where there are strong increases in agency activity. We remain focused on both building the scale of our agency force and improving the productivity of our agents through initiatives aimed at enhancing quality and performance. During the first half, we have seen particularly good growth in active agent numbers in Indonesia, Hong Kong and Singapore. We have also been very successful in growing our active agency force in the Philippines, where ongoing progress has also been made in partnership distribution

b)    United States

        Earned premiums, net of reinsurance increased by 11 per cent from £7,062 million in half year 2012 to £7,858 million in half year 2013, driven principally by the rapid progress of Elite Access, our variable annuity (VA) without guarantees, increases in institutional sales and moderate increase in demand for fixed index annuity. These increases were partially offset by a decrease in other VA sales, reflecting the actions we took in the final quarter of 2012 to control sales of VAs with living benefit guarantees to match the Group's risk appetite.

        In general, in the US, where we are well positioned to benefit from the transition into retirement of the 'baby-boomer' generation, Jackson continues to manage sales volumes in line with our risk appetite and has maintained its pricing discipline.

c)    United Kingdom

        Earned premiums, net of reinsurance for UK operations decreased from £3,260 million in half year 2012 to £2,656 million in half year 2013. In the wholesale market, we did not complete any significant bulk annuity transactions in the first half of 2013 (2012: single deal with premiums of £272 million). In addition, the decrease in part reflected a decrease in with-profits bonds sales caused by the implementation of RDR, lower corporate pensions sales and the cessation of Department of Work and Pensions rebate business.

        Although UK industry sales volumes have been affected by the implementation of the conclusions of the RDR, we remain focused on our core business of individual annuities and with-profits products. We believe the strength of our products and brand will position us well once distributors have adjusted to the new environment.

Investment return

	2013 £m Half year	2012 £m Half year*

Asia operations	126	984
US operations	2,775	2,654
UK operations	3,627	5,082

Total	6,528	8,720

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standard described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        Investment return except in respect of Jackson's debt securities principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains) and losses on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net direct impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2013 £m Half year	2012 £m Half year

Asia operations
Policyholders' returns
Assets backing unit-linked liabilities	420	292
With-profits business	(432)	423

	(12)	715
Shareholders' returns	138	269

Total	126	984

US operations
Policyholders' returns—assets held to back (separate account) unit-linked liabilities	3,021	2,095
Shareholders' returns	(246)	559

Total	2,775	2,654

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	242	289
Assets held to back unit-linked liabilities	1,441	537
With-profits fund (excluding SAIF)	2,028	3,006

	3,711	3,832

Shareholders' returns
Prudential Retirement Income Limited (PRIL)	(72)	772
Other business	15	478

	(57)	1,250

Total	3,654	5,082

Unallocated corporate
Shareholders' returns	(27)	—

Group Total
Policyholders' returns	6,720	6,642
Shareholders' returns	(192)	2,078

Total	6,528	8,720

Policyholders' Returns

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to these types of business does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders' returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage interest rate and equity risk exposures, and realised gains and losses.

        The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

  (i)
  debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortised cost.

        Subject to the effect of these two exceptions, the period-on-period changes in investment return primarily reflect the generality of overall market movements for equities, debt securities, derivatives and, in the UK, for investment property. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)    Asia

        The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2013 £m Half year	2012 £m Half year

Interest/dividend income (including foreign exchange gains and losses)	458	300
Investment (depreciation) appreciation*	(332)	684

Total	126	984

*
Investment appreciation (depreciation) comprises net realised and unrealised gains and losses on the investments.

        In Prudential's Asia operations, equities and debt securities accounted for 38 per cent and 55 per cent, respectively of the total investment portfolio at 30 June 2013. The remaining 7 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2012, the total proportion of the investment portfolio invested in equities and debt securities was 34 per cent and 57 per cent respectively, with the remaining 8 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment return decreased from £984 million in half year 2012 to £126 million in half year 2013. This decline in investment return was due to the change from £684 million in investment appreciation in half year 2012 to £332 million in investment depreciation in half year 2013, partially offset by an increase of £158 million in interest and dividend income (including foreign exchange gains and losses). The decrease of £1,016 million in investment appreciation was driven primarily by the net unrealised loss movement on debt securities holdings following a rise in bond yields and adverse equity market movements in Asia in the first half of 2013.

b)    United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2013 £m Half year	2012 £m Half year

Investment return of investments backing US separate account liabilities	3,021	2,095
Other investment return	(246)	559

Total	2,775	2,654

        In the US, investment return increased from a £2,654 million credit in half year 2012 to a £2,775 million credit in half year 2013. This £121 million favourable change arose from an increase of £926 million in the investment return on investments backing variable separate account liabilities from a gain of £2,095 million in half year 2012 to £3,021 million in half year 2013 and a reduction in other investment return from £559 million to negative £246 million. The primary driver for the increase in investment return on investments backing variable annuity separate account liabilities as compared to the same period in 2012 was favourable movements in the US equity markets in half year 2013 on a larger separate account asset balance. The decrease of £805 million in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note F (iii) to the unaudited condensed consolidated interim financial statements.

c)    United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	2013 £m Half year	2012 £m Half year

Interest/dividend income	3,625	3,236
Investment appreciation and other investment return	29	1,846

Total	3,654	5,082

        In Prudential's UK operations, equities, debt securities and investment properties accounted for 26 per cent, 57 per cent and 7 per cent, respectively of the total investment portfolio at 30 June 2013. The remaining 10 per cent of the total investment portfolio at 30 June 2013 was comprised of loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £84,807 million at 30 June 2013, 73 per cent was held in corporate debt securities. At 30 June 2012 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2013. Interest and dividend income increased by £389 million from £3,236 million in half year 2012 to £3,625 million in half year 2013. The decrease in investment appreciation and other investment return of £1,817 million from £1,846 million to £29 million principally reflects altered levels of investment appreciation on investments backing policyholder liabilities including derivatives held to efficiently manage the portfolios. The decrease principally reflects value movement on debt securities due to rising bond yields.

d)    Unallocated corporate

        The investment return for unallocated corporate decreased from £nil in half year 2012, to a negative £27 million in half year 2013.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2013 £m Half year	2012 £m Half year

Asia operations	(3,020)	(3,170)
US operations	(10,088)	(8,909)
UK operations	(5,035)	(7,264)

Total	(18,143)	(19,343)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £18,143 million for half year 2013 (half year 2012: £19,343 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

        Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

        The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        The charge for total benefits and claims and movement in unallocated surplus net of reinsurance of with-profits funds decreased to £18,143 million in half year 2013 compared to £19,343 million in half year 2012. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	2013 £m Half year	2012 £m Half year

Claims incurred	(10,220)	(8,969)
Increase in policyholder liabilities	(7,063)	(9,786)
Movement in unallocated surplus of with-profits funds	(860)	(588)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(18,143)	(19,343)

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

        The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)    Asia

        In the first half of 2013, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £3,020 million, representing a decrease of £150 million compared to £3,170 million in the first half of 2012. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2013 £m Half year	2012 £m Half year

Claims incurred	(2,061)	(1,531)
Increase in policyholder liabilities	(874)	(1,776)
Movement in unallocated surplus of with-profits funds	(85)	137

Benefits and claims and movement in unallocated surplus	(3,020)	(3,170)

        The growth in policyholder liabilities in Asia over the periods partially reflected the increase due to the strong growth of new business and the in-force books in the region. The half year 2012 to half year 2013 growth in policyholder liabilities was partially offset by higher surrenders and maturities in the with-profits business, primarily as a result of an increased number of policies within Hong Kong and Singapore reaching their five year anniversary and maturity, the point at which some product features trigger.

        The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the less positive market returns in half year 2013 compared to half year 2012, there was a related decrease in the charge for benefits and claims in the period.

b)    United States

        Except for institutional products and certain term annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums, withdrawals and surrenders, and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In half year 2013, the accounting charge for benefits and claims increased by £1,179 million to £10,088 million compared to £8,909 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2013 £m Half year	2012 £m Half year

Claims incurred	(3,062)	(2,499)
Increase in policyholder liabilities	(7,026)	(6,410)

Benefits and claims	(10,088)	(8,909)

        The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods.

        The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment return on the assets backing the variable annuity separate account liabilities changed from £2,095 million in half year 2012 to £3,021 million in half year 2013 as shown in the section 'Investment return-b) United States' above. The second principal effect is the movement of the variable annuity business in force but which did not fluctuate significantly in the two periods presented. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note V to the unaudited condensed consolidated interim financial statements. The net cash flows of the variable annuity separate account liabilities shown in that note for half year 2013 were £4,054 million as compared with £3,842 million for half year 2012.

c)    United Kingdom

        The overall charge for benefits, claims and the transfer to unallocated surplus decreased from £7,264 million charge in half year 2012 to £5,035 million in half year 2013. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2013 £m Half year	2012 £m Half year

Claims incurred	(5,096)	(4,939)
Decrease (increase) in policyholder liabilities:

SAIF	425	404
PRIL	302	(728)
Unit-linked and other non-participating business	(715)	(534)
With-profits (excluding SAIF)	824	(742)

	836	(1,600)
Movement in unallocated surplus of with-profits funds	(775)	(725)

Benefits and claims and movement in unallocated surplus	(5,035)	(7,264)

        Claims incurred in the UK operations of £5,096 million in half year 2013 represented an increase from the £4,939 million incurred in half year 2012.

        As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

        In aggregate, as a result of the less positive market returns in the first half of 2013 compared to the first half of 2012 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the period, moving from a net charge of £7,264 million in the first half of 2012 to a net charge of £5,035 million in the first half of 2013.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities arise principally from three factors, namely, (i) changes to the discount rate applied to projected future annuity payments, (ii) premium income and, (iii) altered assumptions.

        For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

        The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

  (b)
  Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

        Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

        The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

        Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	2013 £m Half year	2012 £m* Full year

Asia operations	(1,123)	(881)
US operations	(811)	(825)
UK operations	(1,392)	(1,026)
Unallocated corporate and intragroup elimination	11	(13)

Total	(3,315)	(2,745)

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        Total acquisition costs and other expenditure of £3,315 million in half year 2013 were 21 per cent higher than the £2,745 million incurred in half year 2012.

a)    Asia

        Total acquisition costs and other expenditure for Asia in half year 2013 were £(1,123) million, an increased cost of £242 million compared to £(881) million in half year 2012. This increase was mainly due to an increase of £109 million in acquisition costs, net of change in deferred acquisition costs and an increase of £99 million in other operating expenses as the business continues to expand.

b)    United States

        Total acquisition costs and other expenditure for the US of £(811) million in half year 2013 represented a decreased cost of £14 million as against the £(825) million in half year 2012. The period on period movement reflected an increase in operating expenses, broadly offset by a decrease in acquisition costs, net of change in deferred acquisition costs.

c)    United Kingdom

        Total acquisition costs and other expenditure for the UK increased by 36 per cent from £(1,026) million in half year 2012 to £(1,392) million in half year 2013. This increase arose primarily from the increases in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group by £(260) million from £(139) million in half year 2012 to £(399) million in half year 2013 and increases in the underlying operating expenses of M&G. These increases are partially offset by a decrease in acquisition costs, net of change in deferred acquisition costs from £213 million in half year 2012 to £189 million in half year 2013. The decrease in acquisition costs partly reflects lower commission payments from the implementation of the recommendations of the UK Retail Distribution Review.

d)    Unallocated corporate and intragroup elimination

        Other net expenditure of a credit of £11 million in half year 2013 compares to a charge of £(13) million in half year 2012. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses.

IFRS Shareholders' Funds and Summary Balance Sheet

Movement on shareholders' funds

        The following table sets forth a summary of the movement in Prudential's shareholder funds for half year 2013 and half year 2012:

	2013 £m Half year	2012 £m Half year*

Operating profit based on longer-term investment returns	1,415	1,157
Items excluded from operating profit	(909)	9

Total profit before tax	506	1,166
Tax, discontinued operations and non-controlling interests	(141)	(279)

Profit for the period	365	887
Exchange movements, net of related tax	232	(54)
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax**	(837)	196
Shareholders' share of actuarial and other gains and losses on defined pension schemes	(21)	65
Dividends	(532)	(440)
New share capital subscribed	1	14
Other	58	60

Net (decrease) increase in shareholders' funds	(734)	728
Shareholders' funds at beginning of the period	10,359	8,564

Shareholders' funds at end of the period	9,625	9,292

*
The Group adopted new and amended accounting standards in 2013. Accordingly, the 2012 comparative results have been adjusted for the retrospective application of these new and amended standards as discussed in note B to the unaudited condensed consolidated interim financial statements.

**
Net of related changes to deferred acquisition costs and tax.

        IFRS shareholders' funds at £9.6 billion were, therefore, 7 per cent lower than at full year 2012 (31 December 2012: £10.4 billion) representing a decrease of £0.8 billion.

        This decrease of £0.8 billion mainly reflects the profit after tax of £365 million and positive foreign exchange movements of £232 million, following the strengthening of the US dollar and certain Asian currencies, being more than offset by dividend payments of £532 million and the unrealised loss of £837 million arising in the first half of 2013 on Jackson's debt securities.

        During the first half of 2013 most equity markets recorded strong positive movements, although volatility increased towards the end of the period as fears of a global economic slowdown returned when the Federal Reserve Chairman guided markets to expect an end to quantitative easing. This also led to a sharp rise in US yields to 2.5 per cent at 30 June 2013, compared to 1.8 per cent at the end of 2012, with yields in most other markets following higher. Higher yields generate adverse value movements on our holdings of fixed income securities which have given rise to negative short-term investment variances in some of our operations. These higher yields are also expected to generate higher investment returns going forward, although under IFRS, the effect of potential higher future returns will only be recognised as these are earned.

        For debt securities in Jackson which are classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income while realised gains and losses, including impairments, are recorded in income statement. At 30 June 2013, the cumulative unrealised gain on Jackson's 'available-for-sale' debt securities included in the shareholders' funds was a positive £588 million, net of DAC and tax (31 December 2012: £1,425 million).

Summary Balance Sheet

	30 Jun 2013 £m	31 Dec* 2012 £m

Goodwill attributable to shareholders	1,474	1,469
Investments	294,705	281,260
Holding company cash and short-term investments	1,490	1,380
Other	28,168	23,535

Total assets	325,837	307,644

Less: Liabilities
Policyholder liabilities	272,728	257,674
Unallocated surplus of with-profits funds	11,434	10,589

	284,162	268,263
Core structural borrowings of shareholders' financed operations	4,149	3,554
Other liabilities including non-controlling interest	27,901	25,468

Total liabilities and non-controlling interest	316,212	297,285

Share capital and premium	2,018	2,017
IFRS basis shareholders' reserves	7,607	8,342

IFRS basis shareholders' equity	9,625	10,359

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standards described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        Total assets of the Group at £325.8 billion were 6 per cent higher than at 31 December 2012 (£307.6 billion) driven by the growth in our business and improved equity markets (policyholder liabilities were up 6 per cent at £272.7 billion). In January 2013, Prudential issued a new US$700 million 5.25 per cent perpetual tier 1 notes which increased the core structural borrowings from £3.6 billion to £4.1 billion.

 Policyholder liabilities and unallocated surplus of with-profits funds

	2013 £m Half year				2012 £m Half year

Shareholder-backed business	Asia	US	UK	Total	Total

At 1 January	21,213	92,261	49,505	162,979	133,506
Premiums	2,379	8,208	2,090	12,677	11,259
Surrenders	(1,194)	(2,420)	(1,252)	(4,866)	(4,339)
Maturities/Deaths	(146)	(620)	(1,174)	(1,940)	(1,719)

Net cash flowsnote (a)	1,039	5,168	(336)	5,871	5,201
Investment related-items and other movements	549	2,038	901	3,488	3,910
Acquisition of subsidiaries	487	—	—	487	—
Reclassification of Japan business as held for salenote (b)	(970)	—	—	(970)	—
Foreign exchange translation differences	585	6,748	—	7,333	(833)

At 30 June	22,903	106,215	50,070	179,188	141,784

With-profits funds
– Policyholder liabilities				96,877	94,635
– Unallocated surplus				11,434	9,802

Total at 30 June				108,311	104,437

Total policyholder liabilities at 30 June				287,499	246,221

Comprising:
– Policyholder liabilities included on Statement of Financial Position				272,728	233,507
– Unallocated surplus of with-profits funds on Statement of Financial Position				11,434	9,802
– Group's share of policyholder liabilities of insurance joint ventures				3,337	2,912

Note

(a)
Including net flows of the Group's insurance joint ventures.

(b)
The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities reclassified at 30 June 2013. Asia net flows includes negative £45 million for half year 2013 (half year 2012: negative £42 million) in respect of the Japan Life business.

        Policyholder liabilities relating to shareholder-backed business grew by £16 billion from £163 billion at 31 December 2012 to £179 billion at 30 June 2013 demonstrating the on-going growth of our business.

        The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £5.9 billion in the first half of 2013 (2012: £5.2 billion), driven by strong inflows in the US £5.2 billion and Asia £1.0 billion. Net flows in Asia have increased by 17 per cent to £1,039 million in the first half of 2013 (2012: £891 million). The surrenders for shareholder-backed business in the first half of 2013 is broadly consistent with the equivalent period in 2012 once an allowance is made for the movements in investment markets and foreign exchange.

        Other movements include positive foreign exchange effect of £7.3 billion (2012: negative £0.8 billion) together with investment-related items and other movements of £3.5 billion (2012: £3.9 billion), which is principally driven by increases in equity markets in the period offset by the movement in bonds values following an increase in bond yields. The acquisition of subsidiaries reflects the liabilities of Thanachart Life at the date of acquisition.

        During the first half of 2013, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, increased by 8 per cent from £10.6 billion at 31 December 2012 to £11.4 billion at 30 June 2013.

Other results based information

Funds under management

(a)   Summarynote (i)

	2013 £bn 30 Jun	2012 £bn 31 Dec

Business area:
Asia operations	39.9	38.9
US operations	102.5	91.4
UK operations	155.7	153.3

Prudential Group funds under management	298.1	283.6
External fundsnote (ii)	129.3	121.4

Total funds under management	427.4	405.0

Notes

(i)
Including Group's share of assets managed by joint ventures

(ii)
External funds shown above as at 30 June 2013 of £129.3 billion (31 December 2012: £121.4 billion) comprise £141.7 billion (31 December 2012: £133.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below less £12.4 billion (full year 2012: £12.1 billion) that are classified within Prudential Group's funds. The £141.7 billion (31 December 2012: £133.5 billion) investment products comprise £137.4 billion (31 December 2012: £129.4 billion) plus Asia Money Market Funds of £4.3 billion (31 December 2012: £4.0 billion).

(b)   Prudential Group funds under management—analysis by business area

	Asia operations £bn		US operations £bn		UK operations £bn		Total £bn
	30 Jun 2013	31 Dec 2012*	30 Jun 2013	31 Dec 2012*	30 Jun 2013	31 Dec 2012*	30 Jun 2013	31 Dec 2012*

Investment properties**	—	—	0.1	0.1	10.7	10.7	10.8	10.8
Equity securities	14.1	12.7	60.4	49.6	37.8	36.4	112.3	98.7
Debt securities	20.1	20.1	33.4	33.0	84.8	85.8	138.3	138.9
Loans	1.0	1.0	6.7	6.2	5.5	5.5	13.2	12.7
Other investments and deposits	1.2	1.8	1.9	2.5	16.6	15.5	19.7	19.8

Total included in statement of financial position	36.4	35.6	102.5	91.4	155.4	153.9	294.3	280.9

Internally managed funds held in insurance joint ventures	3.5	3.3	—	—	0.3	(0.6)	3.8	2.7

Total Prudential Group funds under management as published	39.9	38.9	102.5	91.4	155.7	153.3	298.1	283.6

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

**
As included in the investments section at 30 June 2013 except for £0.2 billion (31 December 2012: £0.2 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c)   Investment products—external funds under management

	Half year 2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2013

Eastspring Investmentsnote	21,634	38,146	(36,034)	(211)	23,535
M&G	111,868	20,598	(16,758)	2,431	118,139

Group total	133,502	58,744	(52,792)	2,220	141,674

	Full year 2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012

Eastspring Investmentsnote	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868

Group total	111,169	96,961	(78,680)	4,052	133,502

Note

Including Asia Money Market Funds at 30 June 2013 of £4.3 billion (full year 2012: £4.0 billion).

(d)   M&G and Eastspring Investments total funds under management

	2013 £bn 30 Jun	2012 £bn 31 Dec

M&G
External funds under management	118.1	111.9
Internal funds under management	116.2	116.4

Total funds under management	234.3	228.3

	2013 £bn 30 Jun	2012 £bn 31 Dec

Eastspring Investments
External funds under managementnote	23.5	21.6
Internal funds under management	38.3	36.5

Total funds under management	61.8	58.1

Note

Including Asia Money Market Funds at 30 June 2013 of £4.3 billion (full year 2012: £4.0 billion).

Liquidity and Capital Resources

        Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential's capital funding programme as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

        After making enquiries, the directors of Prudential have a reasonable expectation that the Prudential plc and the Group have adequate resources to continue their operations for the foreseeable future, and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

Overview

        We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2013 our IGD surplus(4) is estimated at £3.9 billion after deducting the 2012 final dividend generating strong coverage of 2.3 times the requirement. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and our comparatively low interest rate sensitivity.

        All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. In particular, at 30 June 2013, the value of the estate of our UK with-profits funds is estimated at £7.8 billion (31 December 2012: £7.0 billion). Jackson's Risk-Based Capital ratio level at the end of 2012 was 423 per cent and since then it was able to remit £294 million to Group while supporting its balance sheet growth and maintaining adequate capital.

        Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 30 June 2013 we have broadly maintained our

(4)
Estimated. As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson's contribution to the Group's IGD surplus was changed, further detail can be found in the section 'C.1 Regulatory capital (IGD)' of Risk and capital management.

credit default reserves at £2.0 billion (31 December 2012: £2.1 billion), representing 41 per cent of the portfolio spread over swaps, compared with 40 per cent at 31 December 2012.

        Our financing and liquidity position also remained strong throughout the period. The issue of US$0.7 billion (£0.4 billion) of subordinated debt (perpetual tier 1 notes) in January 2013 further supports the financial flexibility of the Group, while taking advantage of very favourable market conditions. Our central cash resources amounted to £1.5 billion at 30 June 2013, up from £1.4 billion at 31 December 2012, and we retain a further £2.1 billion of untapped committed liquidity facilities.

        As previously mentioned, Prudential plc has been listed by the Financial Stability Board (FSB) to be designated as a global systemically important insurer (G-SII). At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

        Solvency II remains subject to delays in policy development and therefore the outlook continues to be uncertain. Despite this uncertainty we remain focused on preparing for implementation of the new regime.

Group and holding company cash flow

        Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds. Policyholders' funds include the Group's with-profits and unit-linked funds. Accordingly, Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

        Operating holding company cash flow for the first half of 2013 before the shareholder dividend was £712 million, £134 million higher than the first half of 2012. After deducting the shareholder dividend, the operating holding company cash flow was £180 million (half year 2012: £138 million).

Cash remittances to the Group from business units

        The holding company received £844 million of net cash remittances from the business units in the first half of 2013, an increase of £118 million from the first half of 2012.

        Asia remitted £190 million to the Group in the first half of 2013, an increase of £64 million from the first half of 2012. Asia's 2013 remittance includes a stronger first half bias than in 2012, due to timing differences.

        As in prior years, the Jackson's full year dividend of £294 million (2012: £247 million) has been received in the first half of the year.

        The UK insurance operations remitted £226 million in the first half of 2013 (2012: £230 million). Cash from the annual with-profits transfer to shareholders contributed £206 million (2012: £216 million).

        M&G and Prudential Capital collectively remitted £134 million in the first half of 2013 (2012: £123 million), as the asset management businesses continue to remit significant portions of their annual post-tax earnings to the Group.

Net central outflows and other movements

        Net central outflows improved to £132 million in the first half of 2013 (2012: £148 million) with higher corporate costs and higher net interest payments offset by lower Solvency II costs, and higher tax receipts.

        After central costs, there was a net cash inflow before dividend of £712 million in the first half of 2013 compared to £578 million in 2012. The dividend paid was £532 million in the first half of 2013 compared to £440 million in the same period in 2012.

        Outside of the normal recurring central cash flow items, the holding company issued US$700 million (£429 million) of hybrid debt in January 2013 and paid £397 million for the acquisition of Thanachart Life. The holding company incurred £97 million of other cash payments in the first half of 2013, including payments in respect of amounts due to the UK tax authorities following the settlement reached in 2010 on historic tax issues and amounts totalling £30 million paid to the Financial Services Authority over issues related to the terminated AIA transaction.

        The overall holding company cash and short-term investment balances at 30 June 2013 was £1,490 million, £110 million higher than the balance held at the end of 2012. The company seeks to maintain a central cash balance in excess of £1 billion.

Liquidity requirements

Dividend payments

        The total cost of dividends settled by Prudential was £532 million in the first half of 2013, for the 2012 final dividend compared to £440 million in the first half of 2012.

        In view of the progress that the Group had made in improving the IFRS operating profitability and free surplus generation of the business, the Board of Directors decided to rebase the 2012 dividend upwards by 4 pence to a full-year dividend of 29.19 pence, representing an increase of 15.9 per cent over 2011. As in previous years, the interim dividend for 2013 has been calculated formulaically as one third of the prior year's full-year dividend. Therefore, the Board of Directors has approved a 2013 interim dividend of 9.73 pence per share, which equates to an increase of 15.8 per cent over the 2012 interim dividend. The 2013 interim dividend will be paid in September 2013.

        Prudential's Board of Directors will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. Prudential's Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

        Debt service costs charged to profit in respect of core structural borrowings held by Prudential in the first half of 2013 were broadly in line with the first half of 2012 at £152 million. Of total consolidated borrowings of £7,603 million as at 30 June 2013, the parent company had core structural borrowings of £3,710 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

        The Group's holding company held cash and short-term investments of £1,490 million at 30 June 2013 compared with £1,380 million at 31 December 2012. The sources of cash in 2012 included dividends, loans and interest received from operating subsidiaries. Prudential received £915 million in cash remittances from business units in the first half of 2013, compared to £801 million received in the first half of 2012. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances was £71 million of capital invested in the first half of 2013 compared to £75 million in the first half of 2012. Overall net remittances from Prudential's business units increased from £726 million in the first half of 2012 to £844 million in the first half of 2013.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the holding company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first six months of 2013 and 2012:

	2013 £m Half year	2012 £m Half year

Asian Operations	261	201
US Operations	294	247
UK Insurance Operations (mainly PAC)	226	230
M&G (including Prudential Capital)	134	123

Total	915	801

        Each of Prudential's main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Changes to Group's holdings during the period

        On 3 May 2013, the agreement we entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group's multichannel distribution strategy.

        The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect net asset value as at completion date, payable in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The THB 18.981 billion (£412 million), includes the amounts attributable to the acquisition of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. No goodwill arose on this acquisition.

        Subsequent to 30 June 2013, the Group announced on 16 July 2013 that it reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.

Shareholders' net borrowings

	2013 £m 30 Jun	2012 £m 31 Dec

Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1)	2,327	1,746
Subordinated notes (Lower Tier 2)	834	831

Subordinated debt total	3,161	2,577
Senior debt:
2023	300	300
2029	249	249

Holding company total	3,710	3,126
PruCap bank loan	275	275
Jackson surplus notes (Lower Tier 2)	164	153

Total (per condensed consolidated statement of financial position)	4,149	3,554
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position)	(1,490)	(1,380)

Net core structural borrowings of shareholder-financed operations	2,659	2,174

        In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 30 June 2013, we had issued commercial paper under this programme totalling £555 million, US$2,154 million, €165 million and AU$9 million. The central treasury function also manages our £5 billion medium term note (MTN) programme, covering both core and non-core borrowings. In January 2013 Prudential issued a new US$700 million 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors. Under the same programme at 30 June 2013 the outstanding subordinated debt was £835 million, US$2 billion and €20 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2015 and 2018. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2013. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2013, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 9.8 per cent, compared with 8.8 per cent at 31 December 2012. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook.

        The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

        Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows in the first half of 2013 were £553 million. This amount comprised outflows of £516 million from investing activities, and £254 million from financing activities less inflows of £1,323 million from operating activities. During the first half of 2012, net cash outflows were £354 million comprising £300 million from operating activities, less outflows of £85 million from investing activities, and £569 million from financing activities.

        As at 30 June 2013, the Group held cash and cash equivalents of £6,840 million compared with £6,126 million at 31 December 2012, an increase of £714 million (representing net cash inflows of £553 million outlined above, and the effect of exchange rate changes of £161 million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended 30 June 2013 are set out in note AA to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        The Group's policy is for all over-the-counter derivative transactions to be conducted under standardised International Swaps and Derivatives Association Inc ('ISDA') master agreements and Prudential has collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative financial instruments such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK with-profits funds use derivatives for the purposes of efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

        Some of Prudential's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes Prudential to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        The types of derivatives used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. Put-swaptions hedge against significant movements in interest rates;

  •
  equity index futures contracts and equity index options (including various call and put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a defined default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2013 was £12 million.

        At 30 June 2013, Jackson has unfunded commitments of £349 million related to its investments in limited partnerships and of £198 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Risk and Capital Management

Introduction

        As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

        The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

        Prudential generates shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. Material risks are retained only where consistent with Prudential's risk appetite and risk-taking philosophy, that is:

  a.
  they contribute to value creation;

  b.
  adverse outcomes can be withstood; and

  c.
  Prudential has the capabilities, expertise, processes and controls to manage them.

        In line with this philosophy, the Group has five objectives for risk and capital management which are as follows:

        Framework: to design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk taking;

        Monitoring: to establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers;

        Control: to implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events;

        Communication: to effectively communicate the Group risk, capital and profitability position to both internal and external stakeholders; and

        Culture: to foster a risk management culture, providing quality assurance and facilitating the sharing of best practice.

A.    Group Risk Framework

        Prudential's Group Risk Framework (GRF) describes the Group's approach to risk management, including provisions for risk governance arrangements; the Group's appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential's compliance with statutory and regulatory requirements are defined.

A.1 Risk governance

        Prudential's GRF requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

        Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee (GRC) to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the chief executives of each of the Group's business units.

        Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee (GEC) and the Balance Sheet and Capital Management Committee (BSCMC).

        Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

        Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

A.2 Risk appetite and limits

        The extent to which Prudential is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the GRC and are subject to annual review.

        Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements as follows:

        Earnings volatility: the objectives of the limits are to ensure that:

  a.
  the volatility of earnings is consistent with the expectations of stakeholders;

  b.
  the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

  c.
  earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

        The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

        Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

        Capital requirements: the limits aim to ensure that:

  a.
  the Group meets its internal economic capital requirements;

  b.
  the Group achieves its desired target rating to meet its business objectives; and

  c.
  supervisory intervention is avoided.

        The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

        Prudential also defines risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the GRF, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact the Group's aggregate risk limits. The GRF risk categorisation is shown in the table below.

Category	Risk type	Definition

Financial risks	Market risk	The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
Credit risk

The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk

The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.

Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The GRC is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

A.3 Risk policies

        Risk policies set out specific requirements for the management, and articulate the risk appetite for, key risk types, including credit, market, insurance, liquidity and operational risk, as well as dealing controls. They form part of the Prudential Group Governance Manual (GGM), which was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the GGM.

A.4 Risk culture

        Prudential works to promote a responsible risk culture in three main ways:

  a.
  by the leadership and behaviours demonstrated by management;

  b.
  by building skills and capabilities to support management; and

  c.
  by including risk management (through the profitability and growth) in the performance evaluation of individuals.

        The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the remuneration committee on adherence to Prudential's risk framework and appetite.

A.5 Risk reporting

        An annual 'top-down' identification of Prudential's top risks assesses the risks that have the greatest potential to impact the Group's operating results and financial condition. The management information received by the Group risk committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect Prudential's operations and how they are managed, follows in Section B.

B.    Key risks

B.1 Market risk

(i) Equity risk

        Prudential's UK business is exposed to equity risk predominantly through the with-profits fund. The fund's large inherited estate—estimated at £7.8 billion as at 30 June 2013 (31 December 2012: £7.0 billion)—can absorb market fluctuations and protect the fund's solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

        In Asia, Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

        In Jackson, there are risks associated with the guarantees embedded in variable annuity products. Shareholders' exposure to the risks introduced by these embedded options is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is Prudential's philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return.

        The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels.

        Jackson hedges its variable annuity book on an economic basis and, thus, accepts a degree of variability in its statutory results in the short term in order to achieve the appropriate economic result.

(ii) Interest rate risk

        Long-term rates have declined over recent periods in many markets, falling to historic lows. Products written by Prudential are sensitive to movements in interest rates, and while Prudential has already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders' savings patterns and behaviour.

        Interest rate risk arises in Prudential's UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, Prudential aims to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

        In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

        Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular that the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk

        Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

        Prudential retains revenues locally to support the growth of its business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. Prudential does not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

B.2 Credit risk

        Prudential invests in fixed income assets in order to match policyholder liabilities and enters into reinsurance and derivative contracts to mitigate various types of risk. As a result, Prudential is exposed to credit and counterparty credit risk across its business. A number of risk management tools are employed to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality; and use of collateral arrangements in derivative transactions.

(i)    Debt portfolio

        Prudential's UK business is primarily exposed to credit risk in the shareholder backed portfolio, where fixed income assets represent 32 per cent or £26.5 billion of its exposure. Credit risk arising from £49.3 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities. Prudential's

UK business is exposed to a lesser extent to £6.9 billion of fixed income assets in its unit-linked business.

        The debt portfolio at Prudential's Asia business totalled £20.1 billion at 30 June 2013. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 32 per cent is shareholder exposure and is invested predominantly (66 per cent) in investment grade bonds.

        Credit risk arises in the general account of Prudential's US business, where £33.4 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.6 billion of commercial mortgage-backed securities and £2.2 billion of residential mortgage-backed securities, of which £1.2 billion (53.6 per cent) are issued by US government sponsored agencies.

        Further details of the composition of Prudential's debt portfolio, including exposure to loans, can be found in the IFRS financial statements.

(ii)   Group sovereign debt exposure

        Sovereign debt represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business at 30 June 2013 (31 December 2012: 15 per cent or £10.2 billion). 39 per cent of this was rated AAA and 90 per cent investment grade (31 December 2012: 38 per cent AAA, 92 per cent investment grade). At 30 June 2013, the Group's total holding in continental Europe shareholder sovereign debt fell from £564 million at 31 December 2012 to £544 million, principally due to a reduction in the level of German debt held from £444 million to £427 million. Of the total £544 million debt, 78 per cent was AAA rated (31 December 2012: 79 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £52 million (31 December 2012: £52 million). The Group does not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

	2013 £m (note) 30 Jun		2012 £m (note) 31 Dec
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt

Continental Europe:

Italy	51	58	51	59
Spain	1	18	1	31

	52	76	52	90
Germany	427	427	444	469
Other Europe (principally Isle of Man and Belgium)	65	40	68	41

	544	543	564	600
United Kingdom	3,533	2,495	3,432	2,306
United States	3,434	1,010	3,585	1,169
Other, predominantly Asia	2,848	291	2,638	271

Total	10,359	4,339	10,219	4,346

Note

2013 excludes Group's proportionate share in joint ventures. 2012 comparatives have been retrospectively adjusted on a comparable basis.

        Holdings of UK government debt accounted for £3.5 billion of the shareholder sovereign debt portfolio at 30 June 2013. The UK no longer has a unanimous AAA rating, as Moody's on 22 February

2013 lowered its rating to Aa1 and Fitch lowered its rating to AA+ on 19 April 2013. However, given that the vast majority of the debt backs sterling liabilities, that the downgrade has not resulted in large price fluctuations in the gilt market and that the rating remains relatively strong, the downgrade has not significantly impacted the Group's balance sheet and earnings.

(iii)   Exposure to bank debt securities

        Prudential's bank exposure is a function of its core investment business, as well as of the hedging and other activities undertaken to manage its various financial risks. Given the importance of Prudential's relationship with its banks, exposure to the banking sector is a key focus of management information provided to the Group risk committees and the Board.

        Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. Aided by comprehensive management information, the Committee deploys a range of risk management tools, including a comprehensive system of limits, to ensure that exposure to the banking sector remains within risk appetite.

        Of the £68.3 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.0 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £3.0 billion was in the form of senior debt.

        Shareholder exposure to the debt of banks in the European periphery was £238 million at 30 June 2013 (31 December 2012: £260 million). This comprised £102 million of covered bonds, £102 million senior debt and £34 million Tier 2 debt. There was no direct exposure to Greek or Cypriot banks.

        The Group held direct exposures to banks' debt securities of shareholder-backed business in the following countries at 30 June 2013.

	Bank debt securities—shareholder-backed business (note)
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2013 £m Total

Portugal	—	42	42	—	—	—	42
Ireland	—	18	18	—	—	—	18
Italy	—	30	30	11	—	11	41
Greece	—	—	—	—	—	—	—
Spain	102	12	114	23	—	23	137
Cyprus	—	—	—	—	—	—	—

	102	102	204	34	—	34	238
Austria	—	—	—	12	—	12	12
Belgium	—	—	—	—	—	—	—
France	18	64	82	71	25	96	178
Germany	—	4	4	18	—	18	22
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	14	14	68	80	148	162
United Kingdom	440	189	629	656	111	767	1,396

Total Europe	560	373	933	859	216	1,075	2,008

United States	—	1,754	1,754	462	18	480	2,234
Other, predominantly Asia	21	311	332	338	90	428	760

Total	581	2,438	3,019	1,659	324	1,983	5,002

Note

Excludes Group's proportionate share in joint ventures and Japan Life insurance business.

        In addition to the exposures held by the shareholder-backed business, the Group held banks' securities in the following countries at 30 June 2013 within its with-profits funds.

	Bank debt securities—participating funds (note)
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2013 £m Total

Portugal	—	6	6	—	—	—	6
Ireland	6	—	6	—	—	—	6
Italy	8	74	82	—	—	—	82
Greece	—	—	—	—	—	—	—
Spain	159	13	172	—	—	—	172
Cyprus	—	—	—	—	—	—	—

	173	93	266	—	—	—	266
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	15	78	93	55	8	63	156
Germany	—	12	12	—	—	—	12
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	154	154	10	—	10	164
United Kingdom	709	422	1,131	665	9	674	1,805

Total Europe	897	759	1,656	730	17	747	2,403

United States	—	1,720	1,720	279	2	281	2,001
Other, predominantly Asia	44	335	379	196	125	321	700

Total	941	2,814	3,755	1,205	144	1,349	5,104

Note

Excludes Group's proportionate share in joint ventures and Japan Life insurance business.

(iv)  Other possible impacts of a Eurozone crisis

        Other knock on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

        In respect of operational risks, Prudential has strong investment operations, counterparty risk and change management capabilities that enable it to manage the transition to a new Eurozone regime if events require it to do so.

(vi)  Counterparty credit risk

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and Prudential has collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

        Prudential's exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, purchases credit protection or makes use of additional collateral arrangements to control its levels of counterparty credit risk.

B.3 Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        Prudential continues to conduct research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

        Prudential's morbidity risk is mitigated by appropriate underwriting and use of reinsurance and the morbidity assumptions reflect recent experience and expectation of future trends for each relevant line of business.

        Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk.

B.4 Liquidity risk

        The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2015 and 2018. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and have been assessed to be sufficient.

B.5 Operational risk

        Prudential is exposed to operational risk through the course of running its business. It is dependent on the successful processing of a large and complex number of transactions, utilising various IT applications and platforms, across numerous and diverse products. It also operates under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities.

        Prudential has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

 B.6 Global regulatory risk

        Global regulatory risk is considered a key risk and is classified as a business environment risk under the GRF risk categorisation.

        The European Union (EU) is developing a solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow Prudential to make use of its internal economic capital models if approved by the Prudential Regulation Authority (PRA).

        Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. These negotiations are taking into account output from a 'Long Term Guarantees Assessment', which was requested by the European Parliament to quantify the impact of a range of possible measures to remove artificial volatility from the Solvency II balance sheet.

        In addition the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Solvency II Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised before late 2013, while the implementing measures cannot be finalised until after Omnibus II is finalised.

        There is significant uncertainty regarding the final outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe.

        The delays in finalising the Omnibus II Directive and implementing measures are expected to result in a deferral of the Solvency II implementation date for firms beyond the previously anticipated date of 1 January 2014. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

        Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually comes into force and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

        Over the coming months Prudential will remain in regular contact with the PRA as it continues to engage in the 'pre-application' stage of the approval process for the internal model. In addition, Prudential is engaged in the initial stage of the PRA's proposed 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which will ultimately enable its UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

        Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

        The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

        In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group including enhanced group-wide supervision, which is intended to commence immediately and which will include the development by July 2014 of a Systemic Risk Management Plan; recovery and reduction planning requirements; and higher loss absorption (HLA) capacity for conducting non-traditional and non-insurance activities. As a foundation for HLA requirements, backstop capital requirements (ie loss absorption (LA) requirements) for all group activities will first be finalised. Prudential is monitoring the development, and the potential impact, of the framework of policy measures and engaging with the PRA on the implications of the designation. The IAIS currently expects to finalise LA and HLA proposals in 2014 and 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with LA expected to be introduced between 2015 and 2019 and HLA not expected to be applied to G-SIIs until 2019.

        ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements will be included in the framework. A revised draft ComFrame proposal is expected in October 2013.

B.7 Risk factors

        Our disclosures covering risk factors can be found in this document.

C.    Capital management

C.1 Regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority (PRA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a PRA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £3.9 billion at 30 June 2013 (before taking into account the 2013 interim dividend), with available capital covering its capital requirements 2.3 times. This compares to a capital surplus of £5.1 billion at the end of 2012 (before taking into account the 2012 final dividend).

        The movements in the first half of 2013 mainly comprise:

  •
  net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.0 billion;

  •
  sub-debt issue of £0.4 billion; and

  •
  positive impact arising from foreign exchange movements of £0.1 billion.

        Offset by:

  •
  negative impact of Thanachart acquisition cost, net of IGD contribution, £0.3 billion;

  •
  reduction in respect of Jackson IGD(5) of £1.2 billion, as discussed below;

  •
  reduction in SHIFT asset allowance of £0.2 billion;

  •
  negative impact arising from market movements estimated at £0.2 billion;

  •
  final 2012 dividend payment of £0.5 billion; and

  •
  external financing costs and other central costs, net of tax, of £0.3 billion.

        IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus continues to evolve over time into a more meaningful economic measure.

        There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that would be more risk based. Solvency II was supposed to provide such a framework but we now know that it will not be implemented before 1 January 2016. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus and a high level of economic capital coverage means we have positioned ourselves well for future regulatory developments and stresses to our business.

        In March 2013, Prudential agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group's IGD(5) surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of CAL. This has been raised to 250 per cent in the first half of 2013 to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with

(5)
Jackson previously reported IGD on an intervention level set at 75 per cent of US Risk Based Capital Company Action level (CAL). In March 2013 agreed with the PRA to 250 per cent of CAL.

economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change is a reduction in IGD surplus of £1.2 billion.

        Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders' interest in future transfers from the UK's with-profits business and this remained in place, contributing £0.36 billion to the IGD at 31 December 2012. We are phasing this out in two equal steps, reducing the credit taken to £0.18 billion from January 2013 and we expect to take zero credit from January 2014.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 30 June 2013 was £2.0 billion. This credit risk allowance represents 41 per cent of the bond portfolio spread over swap rates, compared to 40 per cent as at 31 December 2012.

Stress testing

        As at 30 June 2013, stress testing of our IGD capital position to various events has the following results:

  •
  an instantaneous 20 per cent fall in equity markets from 30 June 2013 levels would reduce the IGD surplus by £250 million;

  •
  a 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £850 million;

  •
  a 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £350 million*; and

  •
  credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

C.2 Capital allocation

        Prudential's approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, Prudential measures the use of, and the return on, capital.

        Prudential uses a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

*
The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2013, removing the permitted practice would have increased reported IGD surplus to £4.0 billion. As at 30 June 2013, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.0 billion, excluding the permitted practice.

        The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

C.3 Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

        Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page ref
Unaudited Condensed Consolidated Income Statements for the six months ended 30 June 2013 and 2012	I-2
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended 30 June 2013 and 2012	I-4
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended 30 June 2013 and 2012	I-5
Unaudited Condensed Consolidated Statements of Financial Position at 30 June 2013 and 31 December 2012	I-7
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended 30 June 2013 and 2012	I-9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	I-11

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statement

	Note	2013 £m Half year	2012* £m Half year

Earned premiums, net of reinsurance		14,763	13,703
Investment return		6,528	8,720
Other income		1,100	939

Total revenue, net of reinsurance		22,391	23,362

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(18,143)	(19,343)
Acquisition costs and other expenditure	G	(3,315)	(2,745)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(152)	(140)
Remeasurement of carrying value of Japan Life business classified as held for sale	AB	(135)	—

Total charges, net of reinsurance		(21,745)	(22,228)

Share of profits from joint ventures and associates, net of related tax		74	62

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**		720	1,196
Less tax charge attributable to policyholders' returns		(214)	(30)

Profit before tax attributable to shareholders	C	506	1,166

Total tax charge attributable to policyholders and shareholders	H	(355)	(309)
Adjustment to remove tax charge attributable to policyholders returns		214	30

Tax charge attributable to shareholders' returns	H	(141)	(279)

Profit for the period attributable to equity holders of the Company		365	887

Earnings per share (in pence)

Based on profit attributable to the equity holders of the Company:	I
Basic		14.3p	35.0p
Diluted		14.3p	34.9p

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statement (Continued)

Dividends per share (in pence)

	Note	2013 Half year	2012 Half year

Dividends relating to reporting period:	J
Interim dividend (2013 and 2012)		9.73p	8.40p
Final dividend (2012)		—	—

Total		9.73p	8.40p

Dividends declared and paid in reporting period:	J
Current year interim dividend		—	—
Final dividend for prior year		20.79p	17.24p

Total		20.79p	17.24p

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive Income

	Note	2013 £m Half year	2012* £m Half year

Profit for the period		365	887
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		227	(53)
Related tax		5	(1)

		232	(54)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(1,665)	470
Deduct net (gains) or add back net losses included in the income statement on disposal and impairment		(42)	12

Total	R	(1,707)	482

Related change in amortisation of deferred acquisition costs	N	419	(181)
Related tax		451	(105)

		(837)	196

Total		(605)	142

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes:	U
Actuarial and other (losses) and gains on defined benefit pension schemes		(67)	212
Related tax		10	(29)

		(57)	183
Add (deduct) amount attributable to PAC with-profits fund transferred to unallocated surplus of with-profits funds, net of related tax		36	(118)

		(21)	65

Other comprehensive (loss) income for the period, net of related tax		(626)	207

Total comprehensive (loss) income for the period attributable to the equity holders of the Company		(261)	1,094

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Changes In Equity

		Period ended 30 June 2013 £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

Reserves

Profit for the period		—	—	365	—	—	365	—	365
Other comprehensive (loss) income		—	—	(21)	232	(837)	(626)	—	(626)

Total comprehensive income (loss) for the period		—	—	344	232	(837)	(261)	—	(261)
Dividends		—	—	(532)	—	—	(532)	—	(532)
Reserve movements in respect of share-based payments		—	—	31	—	—	31	—	31
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	1	1
Share capital and share premium
New share capital subscribed	W	—	1	—	—	—	1	—	1
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	25	—	—	25	—	25
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	2	—	—	2	—	2

Net increase (decrease) in equity		—	1	(130)	232	(837)	(734)	1	(733)
At beginning of period		128	1,889	6,851	66	1,425	10,359	5	10,364

At end of period		128	1,890	6,721	298	588	9,625	6	9,631

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Changes In Equity (Continued)

		Period ended 30 June 2012* £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

Reserves

Profit for the period		—	—	887	—	—	887	—	887
Other comprehensive income (loss)		—	—	65	(54)	196	207	—	207

Total comprehensive income (loss) for the period		—	—	952	(54)	196	1,094	—	1,094
Dividends		—	—	(440)	—	—	(440)	—	(440)
Reserve movements in respect of share-based payments		—	—	52	—	—	52	—	52
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(9)	(9)
Share capital and share premium
New share capital subscribed	W	—	14	—	—	—	14	—	14
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	5	—	—	5	—	5
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	3	—	—	3	—	3

Net increase (decrease) in equity		—	14	572	(54)	196	728	(9)	719
At beginning of period		127	1,873	5,244	282	1,038	8,564	43	8,607

At end of period		127	1,887	5,816	228	1,234	9,292	34	9,326

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Financial Position

	Note	2013 £m 30 Jun	2012* £m 31 Dec

Assets
Intangible assets attributable to shareholders:
Goodwill	M	1,474	1,469
Deferred acquisition costs and other intangible assets	N	5,538	4,177

Total		7,012	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for investment purposes		178	178
Deferred acquisition costs and other intangible assets		79	78

Total		257	256

Total intangible assets		7,269	5,902

Other non-investment and non-cash assets:
Property, plant and equipment		868	754
Reinsurers' share of insurance contract liabilities		7,204	6,854
Deferred tax assets	H	2,637	2,306
Current tax recoverable		191	248
Accrued investment income		2,726	2,771
Other debtors		2,318	1,325

Total		15,944	14,258

Investments of long-term business and other operations:
Investment properties		10,583	10,554
Investments in joint ventures and associates accounted for using the equity method		696	635
Financial investments**:
Loans	P	13,230	12,743
Equity securities and portfolio holdings in unit trusts		112,258	98,626
Debt securities	Q	138,256	138,907
Other investments		6,140	7,547
Deposits		13,542	12,248

Total		294,705	281,260

Assets held for sale†	AB	1,079	98
Cash and cash equivalents		6,840	6,126

Total assets	K	325,837	307,644

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published for the application of these standards.

**
Included within financial investments are £5,076 million of lent securities as at 30 June 2013 (31 December 2012: £3,015 million), and £2,206 million of loans and debt securities covering liabilities for funds withheld under reinsurance arrangements of the Group's US operations from the purchase of REALIC in the second half of 2012 (31 December 2012: £2,012 million).

†
The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 30 June 2013, the business was classified as held for sale.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Financial Position (Continued)

	Note	2013 £m 30 Jun	2012* £m 31 Dec

Equity and liabilities
Equity
Shareholders' equity		9,625	10,359
Non-controlling interests		6	5

Total equity		9,631	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	272,728	257,674
Unallocated surplus of with-profits funds	V	11,434	10,589

Total		284,162	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,161	2,577
Other		988	977

Total	S	4,149	3,554

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	T	2,530	2,245
Borrowings attributable to with-profits operations	T	924	968
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,889	2,381
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,394	5,145
Deferred tax liabilities	H	4,102	3,964
Current tax liabilities		325	443
Accruals and deferred income		538	751
Other creditors		3,743	2,701
Provisions		537	591
Derivative liabilities		2,226	2,832
Other liabilities		3,661	3,442

Total		23,415	22,250

Liabilities held for sale†	AB	1,026	—

Total liabilities		316,206	297,280

Total equity and liabilities	K	325,837	307,644

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

†
The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 30 June 2013, the business was classified as held for sale.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Cash Flows

	Note	2013 £m Half year	2012* £m Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		720	1,196
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		533	(1,150)
Other itemsnote (iii)		70	254

Net cash inflows from operating activities		1,323	300

Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(140)	(108)
Acquisition of subsidiaries, net of cash balancenote (iv)	X	(376)	—
Change to Group's holdings, net of cash balance		—	23

Net cash outflows from investing activities		(516)	(85)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	S
Issue of subordinated debt, net of costs		429	—
Bank loan		—	—
Interest paid		(148)	(139)
With-profits operations:note (vi)	T
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital	W	1	14
Dividends paid		(532)	(440)

Net cash outflows from financing activities		(254)	(569)

Net increase (decrease) in cash and cash equivalents		553	(354)
Cash and cash equivalents at beginning of period		6,126	6,741
Effect of exchange rate changes on cash and cash equivalents		161	(52)

Cash and cash equivalents at end of period		6,840	6,335

*
The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published for the application of these standards.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statement Of Cash Flows (Continued)

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2013 £m Half year	2012* £m Half year

Other non-investment and non-cash assets	(1,140)	(1,223)
Investments	(8,074)	(9,228)
Policyholder liabilities (including unallocated surplus)	7,295	10,622
Other liabilities (including operational borrowings)	2,452	(1,321)

Non-cash movements in operating assets and liabilities reflected in profit before tax	533	(1,150)

(iii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)
The acquisition of Thanachart Life in the first half of 2013, resulted in a net cash outflow of £376 million. The acquisition of REALIC in the second half of 2012, resulted in a net cash outflow of £224 million. See note X for further details.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the parent company, Prudential Capital bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund, a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

30 June 2013

A    Basis of preparation and audit status

        These condensed consolidated interim financial statements for the six months ended 30 June 2013 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

        The IFRS basis results for the 2013 and 2012 half years are unaudited. Except for the effect of the adoption of the new and amended accounting standards for Group IFRS reporting as explained in note B, the 2012 full year IFRS basis results have been derived from Prudential's 2012 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2012 consolidated financial statements do not represent Prudential's statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2012 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

        Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2012.

B    Adoption of new and amended accounting standards in 2013

        The following accounting standards and amendments issued and endorsed for use in the EU have been adopted for half year 2013:

Standards on joint arrangements and disclosures: IFRS 11,'Joint arrangements', IFRS 12,'Disclosures of interest in other entities' and IAS 28,'Investments in associates and joint ventures'

        In May 2011, the IASB issued IFRS 11,'Joint arrangements' to replace IAS 31, 'Interests in Joint Ventures'. The standard also incorporates the guidance contained in related interpretation in SIC-13 Jointly Controlled Entities- Non-Monetary Contributions by Venturers. IFRS 11 requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. The attaching changes to disclosure requirements for parties to joint arrangements are specified in IFRS 12,'Disclosures of interest in other entities', which replaces the disclosure requirements of IAS 28,'Investments in associates and joint ventures' and IAS 31, 'Interests in Joint Ventures'.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

B    Adoption of new and amended accounting standards in 2013 (Continued)

        The standards are effective from annual periods beginning on or after 1 January 2014 for IFRSs as endorsed by the EU and have been early adopted by the Group from 1 January 2013. The Group has applied the standards for interests occurring on or after 1 January 2012 in accordance with the transition provisions of IFRS 11. The Group's investments in joint ventures affected by these standards are as described in note Y and there is no change to the classification of these investments as joint ventures under IFRS 11. The Group has recognised its investment in joint ventures at 1 January 2012, as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group's investments in joint ventures for applying equity accounting.

        As a consequence, the standards have an impact on the individual assets and liabilities in the statement of financial position and the Group's investment in joint ventures is accounted for by applying a single line equity method, resulting in a reduction of £3,639 million in reported total assets and total liabilities (full year 2012: £3,435 million) with no impact on shareholders' equity. There is a reduction of £10 million in reported profit before tax attributable to shareholders (half year 2012: £7 million). This arises as the tax on the profits of the joint ventures are no longer presented in the tax line; instead the tax charges are required to be netted against the Group's share of joint ventures' income included in profit before tax. Adoption of the standard has no impact on profit after tax.

        Disclosures required by IFRS 12 for interests in joint arrangements will be included in the Group's full year 2013 financial statements.

Standards on consolidation and disclosures: IFRS 10,'Consolidated financial statements', IFRS 12,'Disclosures of interest in other entities', and IAS 27,'Separate financial statements'

        In May 2011, the IASB issued these three standards to replace IAS 27,'Consolidated and separate financial statements' and SIC-12 Consolidation-Special Purpose Entities.

        The standards are effective for annual periods beginning on or after 1 January 2014 for IFRSs as endorsed by the EU and have been early adopted by the Group for half year 2013. The Group has assessed whether the investment holdings as at 1 January 2013 that need to be consolidated differ under IFRS 10 compared with IAS 27 or SIC-12. If the consolidation conclusion under IFRS 10 differs as at 1 January 2013, the immediately preceding comparative period is adjusted to be consistent with the accounting conclusion under IFRS 10.

        Where there is a difference between the IFRS 10 and IAS 27/SIC-12 diagnosis so as to require consolidation, the principal effect has been to 'gross up' the consolidated statement of financial position for:

  •
  the difference between the net value of the newly consolidated assets and liabilities (including those attributable to external parties) and the previous carrying value for the Group's interest; and

  •
  the equal and opposite liability or non-controlling interest for the external parties' interests in the funds.

        Application of the standards resulted in an increase of £1,416 million in total assets and total liabilities (full year 2012: £826 million) with no impact on shareholders' equity and profit for the period.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

B    Adoption of new and amended accounting standards in 2013 (Continued)

        Disclosures required by IFRS 12 for interests in other entities will be included in the Group's full year 2013 financial statements.

IFRS 13, 'Fair value measurement'

        In May 2011, the IASB issued IFRS 13, 'Fair value measurement' standard which creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosures of recurring Level 3 fair value measurements.

        The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results. The Group has adopted the standard for half year 2013 and there is no material impact on the fair value measurement of the Group's assets and liabilities. Disclosures in note O are enhanced in providing detail of the methodology and underlying assumptions used to determine fair value of Group's financial instruments, in line with the new requirements for interim reporting.

Amendments to IAS 19, 'Employee benefits'

        These amendments are effective from annual periods beginning on or after, 1 January 2013 and have been adopted by the Group for 2013 half year reporting. The key revisions to the standard on accounting for pensions and other post-employment benefits are:

  •
  Presentation of actuarial gains and losses.

    Following the adoption of the amendment, the Group presents actuarial gains and losses in 'other comprehensive income' instead of the 'income statement'. This adoption had no impact on the Group's total comprehensive income and shareholders' equity.

  •
  The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.

    This revision altered the pension costs included in the Group's income statement with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income. The effect of this change for Prudential is insignificant.

  •
  Enhanced disclosures, specifically on risks arising from defined benefit plans. The enhanced disclosures will be included in the Group's full year 2013 financial statements.

  •
  The removal of the corridor option for actuarial gains and losses.

    The Group did not previously apply the corridor option, therefore its removal had no impact to the Group.

        Application of the amendment resulted in an increase of £28 million in profit before tax attributable to shareholders (half year 2012: a decrease of £86 million) and an increase of £21 million in profit for the period (half year 2012: a decrease of £65 million) with an equal and opposite effect in other comprehensive income and therefore no impact on shareholders' equity.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

B    Adoption of new and amended accounting standards in 2013 (Continued)

Amendments to IAS 1, 'Presentation of financial statements'

        These amendments, effective from annual periods beginning 1 January 2013, require items in other comprehensive income to be presented separately based on whether or not they may be recycled to profit or loss in the future.

        The Group has adopted these amendments for half year 2013 and amended the presentation of statement of other comprehensive income, with no impact on the Group's results and financial position.

Offsetting Financial Assets and Financial Liabilities (Amendment to IFRS 7, 'Financial Instruments: Disclosures')

        The disclosure as required by this amendment in respect of all recognised financial instruments that have been offset in accordance with IAS 32 will be included in the Group's full year 2013 financial statements if applicable.

        Additional information on the quantitative effect of the adoption of the new and amended accounting standards on the Group's primary financial statements and supplementary analysis of profit is provided in note AC.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax

		2013 £m	2012* £m
	Note	Half year	Half year

Asia operations
Insurance operations:†	E(i)
Operating results before gain on sale of stake in China Life of Taiwan		476	406
Gain on sale of stake in China Life of Taiwan		—	—

Total Asia insurance operations before development expenses		476	406
Development expenses		(2)	(3)

Total Asia insurance operations after development expenses		474	403
Eastspring Investments		38	32

Total Asia operations		512	435

US operations
Jackson (US insurance operations)	E(ii)	582	442
Broker-dealer and asset management		34	17

Total US operations		616	459

UK operations
UK insurance operations:
Long-term business	E(iii)	341	336
General insurance commissionnote (i)		15	17

Total UK insurance operations		356	353
M&G (including Prudential Capital)		225	199

Total UK operations		581	552

Total segment profit		1,709	1,446

Other income and expenditure
Investment return and other income		10	5
Interest payable on core structural borrowings		(152)	(140)
Corporate expenditure	G	(128)	(120)

Total		(270)	(255)

Solvency II implementation costs		(13)	(27)
Restructuring costsnote (ii)		(11)	(7)

Operating profit based on longer-term investment returns		1,415	1,157
Short-term fluctuations in investment returns on shareholder-backed business†	F	(755)	(47)
Amortisation of acquisition accounting adjustments		(30)	—
Gain on dilution of Group holdingsnote (iii)		—	42
(Loss) profit attaching to held for sale Japan Life business†	AB	(124)	14

Profit before tax attributable to shareholders		506	1,166

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests†	I	42.2p	34.6p
Basic EPS based on total profit after tax and non-controlling interests	I	14.3p	35.0p

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

†
To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit above.

Notes

(i)
UK operations transferred its general insurance business to Churchill Insurance in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(iii)
During 2012, M&G reduced its holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.

Determining operating segments and performance measure of operating segments

Operating segments

        The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations:

  •
  Asia

  •
  US (Jackson)

  •
  UK

Asset management operations:

  •
  M&G (including Prudential Capital)

  •
  Eastspring Investments

  •
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns, the amortisation of the acquisition accounting adjustments arising on the purchase of businesses and for 2012, the gain arising upon the dilution of the Group's holding in PPM South Africa. As explained further in note AB, in July 2013, the Group announced that it has agreed to sell its Japan Life business to SBI Holdings, Inc. As the sale of the business was highly probable at 30 June 2013, the Japan Life business has been classified as 'held for sale' in these condensed consolidated financial statements. In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations,

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

the remeasurement of the held for sale Japan Life business at 30 June 2013 to fair value less costs to sell, together with the half year 2013 results of this business and those for the 2012 comparatives are shown separately within the supplementary analysis of profit. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value and associated policyholder liability movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions.

        In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt, equity-type securities and loans

        Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

        Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to an RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii).

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2013 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £522 million (30 June 2012: £441 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,188 million (30 June 2012: £1,017 million). For these operations, the longer-term rates of return for income and capital applied in half year 2013 are as follows:

	Half year 2013	Half year 2012

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.5%	5.6% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.5%	7.6% to 8.2%

        For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £526 million as at 30 June 2013 (30 June 2012: £574 million). The rates of return applied in the periods 2013 and 2012 for these investments ranged from 1.3 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

        The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  fair value movements for equity-based derivatives;

  •
  fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

  •
  movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)   Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

(d)   Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

Asia-Hong Kong

        For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

        For other Hong Kong non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and The Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  •
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;

  •
  Credit experience compared to assumptions; and

  •
  Short-term value movements on assets backing the capital of the business.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations in investment returns. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

(f)    Amortisation of acquisition accounting adjustments

        The amortisation of acquisition accounting adjustments comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

Additional segmental analysis of revenue

        The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2013 £m
	Asia	US	UK	Intra-group	Total

Revenue from external customers:
Insurance operations	4,276	7,858	2,786	—	14,920
Asset management	122	421	562	(172)	933
Unallocated corporate	—	—	10	—	10
Intra-group revenue eliminated on consolidation	(49)	(43)	(80)	172	—

Total revenue from external customers	4,349	8,236	3,278	—	15,863

	Half year 2012* £m
	Asia	US	UK	Intra-group	Total

Revenue from external customers:
Insurance operations	3,419	7,063	3,374	—	13,856
Asset management	111	357	462	(154)	776
Unallocated corporate	—	—	10	—	10
Intra-group revenue eliminated on consolidation	(42)	(36)	(76)	154	—

Total revenue from external customers	3,488	7,384	3,770	—	14,642

        Revenue from external customers is made up of the following:

	2013 £m Half year	2012* £m Half year

Earned premiums, net of reinsurance	14,763	13,703
Fee income from investment contract business and asset management (presented as 'Other income')	1,100	939

Total revenue from external customers	15,863	14,642

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

C    Segment disclosure—profit before tax (Continued)

percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2013 £m Half year	2012* £m Half year

Intra-group revenue generated by:
M&G	80	76
Eastspring Investments	49	42
US broker-dealer and asset management (including Curian)	43	36

Total intra-group fees included within asset management segment	172	154

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

        Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £96 million, £172 million and £92 million respectively (half year 2012: £85 million, £38 million and £67 million respectively).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

D    Profit before tax—Asset management operations

        The profit included in the income statement in respect of asset management operations for the period is as follows:

	2013 £m				2012* £m
	M&G	US	Eastspring Investments	Half year Total	Half year Total

Revenue (excluding NPH broker-dealer fees)	612	181	123	916	831
NPH broker-dealer feesnote (i)	—	249	—	249	215

Gross revenue	612	430	123	1,165	1,046

Charges (excluding NPH broker-dealer fees)	(401)	(147)	(96)	(644)	(513)
NPH broker-dealer feesnote (i)	—	(249)	—	(249)	(215)

Gross charges	(401)	(396)	(96)	(893)	(728)

Share of profit from joint ventures and associates, net of related tax	5	—	11	16	14

Profit before tax	216	34	38	288	332

Comprising:
Operating profit based on longer-term investment returnsnote (ii)	225	34	38	297	248
Short-term fluctuations in investment returnsnote (iii)	(9)	—	—	(9)	42
Gain on dilution of Group holdings	—	—	—	—	42

Profit before tax	216	34	38	288	332

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. One of the new accounting standards adopted was IFRS 11 which requires joint ventures to be equity accounted. Accordingly, share of profit from joint ventures and associates is disclosed as a separate line.

Notes

(i)
Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations is required to include NPH broker-dealer fees which represent commissions received, that are then paid on to the writing brokers on the sale of investment products. This item is for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item.

  The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

D    Profit before tax—Asset management operations (Continued)

(ii)
M&G operating profit based on longer-term investment returns:

	2013 £m Half year	2012 £m Half year

Asset management fee income	418	351
Other income	3	3
Staff costs	(149)	(120)
Other costs	(77)	(66)

Underlying profit before performance-related fees	195	168
Share of associate results	5	6
Performance-related fees	4	1

Operating profit from asset management operations	204	175
Operating profit from Prudential Capital	21	24

Total M&G operating profit based on longer-term investment returns	225	199

  The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations in investment returns) of £51 million (half year 2012: £99 million) and commissions which have been netted off in arriving at the fee income of £418 million (half year 2012: £351 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii)
Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.

E    Insurance assets and liabilities—key results features

        In addition to the effect of the new accounting pronouncements for 2013 as disclosed in note B, the following features are of particular relevance to the determination of the 2013 results in respect of the measurement of insurance assets and liabilities.

i       Asia insurance operations—non-recurrent items

        In half year 2013, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £31 million credit (half year 2012: £17 million credit) representing a small number of non-recurring items that are not anticipated to re-occur in subsequent periods. The full year 2012 operating profit also included the £51 million gain on sale of the stake in China Life of Taiwan.

ii      US insurance operations—Amortisation of deferred acquisition costs

        Under the Group's basis of applying IFRS 4, the insurance assets and liabilities of Jackson's life and annuity business are accounted for under US GAAP. In line with industry practice, Jackson applies the mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2013, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £20 million (half year 2012: £25 million as explained in note N).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

E    Insurance assets and liabilities—key results features (Continued)

iii     UK insurance operations—Allowance for credit risk of the annuity business

        For IFRS reporting, the results for UK shareholder-backed annuity business are sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults;

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels;

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and

  (d)
  the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

        The sum of (c) and (d) is often referred to as 'liquidity premium'.

        The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

        Prudential Retirement Income Limited (PRIL) is the principal company which writes the UK's shareholder-backed business.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2013 and 30 June 2012, based on the asset mix at the relevant balance sheet date are shown below.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

E    Insurance assets and liabilities—key results features (Continued)

30 June 2013

	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS basis

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	157	—	157

Credit risk allowance:
Long-term expected defaultsnote (ii)	15	—	15
Additional provisionsnote (iii)	49	(22)	27

Total credit risk allowance	64	(22)	42

Liquidity premium	93	22	115

30 June 2012

	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS basis

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	191	—	191

Credit risk allowance:
Long-term expected defaultsnote (ii)	16	—	16
Additional provisionsnote (iii)	50	(23)	27

Total credit risk allowance	66	(23)	43

Liquidity premium	125	23	148

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii)
Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

        The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

E    Insurance assets and liabilities—key results features (Continued)

        The movement in the first half of 2013 of the average basis points allowance for PRIL on the IFRS basis is as follows:

	Pillar 1 Regulatory basis Total	IFRS basis Total

	(bps)	(bps)
Total allowance for credit risk at 31 December 2012	65	42
Credit rating changes	1	1
Asset trading	(1)	(1)
Asset mix (effect of market value movements)	—	—
New business and other	(1)	—

Total allowance for credit risk at 30 June 2013	64	42

        The methodology applied is to retain favourable credit experience in short-term allowances for credit risk on the IFRS basis but such surplus experience is not retained in the Pillar 1 credit provisions.

        Overall the movement has led to the credit allowance for Pillar 1 purposes to be 41 per cent (30 June 2012: 35 per cent) of the bond spread over swap rates. For IFRS purposes it represents 27 per cent (30 June 2012: 22 per cent) of the bond spread over swap rates.

        The reserves for credit risk allowance at 30 June 2013 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total	IFRS basis Total

	£bn	£bn
PRIL	1.8	1.1
PAC non-profit sub-fund	0.2	0.1

Total—30 June 2013	2.0	1.2

Total—30 June 2012	2.1	1.3

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

F      Short-term fluctuations in investment returns on shareholder-backed business

	2013 £m Half year	2012* £m Half year

Insurance operations:
Asianote (ii)	(137)	26
USnote (iii)	(441)	(125)
UKnotes (iv)	(147)	5
Other operations:
Economic hedge value movementsnote (v)	—	(15)
Othernote (vi)	(30)	62

Totalnote (i)	(755)	(47)

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. In addition, to facilitate comparisons of results that reflect the Group's retained operations, the short-term fluctuations in investment returns attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Notes

(i)
General overview of defaults

The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2013 and 2012.

(ii)
Asia insurance operations

In Asia, the negative short-term fluctuations of £(137) million (half year 2012: positive £26 million;) primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the period.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

(iii)
US insurance operations

  The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Note	2013 £m Half year	2012 £m Half year

Short-term fluctuations relating to debt securities
Charges in the period in investment returns:
Defaults		—	—
Losses on sales of impaired and deteriorating bonds		(2)	(16)
Bond write downs		(5)	(25)
Recoveries/reversals		6	8

Total charges in the periodnote (a)		(1)	(33)
Less: risk margin charge included in operating profit based on longer-term investment returnsnote (b)		44	38

		43	5

Interest-related realised gains (losses):
Arising in the period		34	29
Less: amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns		(45)	(44)

		(11)	(15)

Related change to amortisation of deferred acquisition costs		(8)	2

Total short-term fluctuations in investment returns related to debt securities		24	(8)
Derivatives (other than equity-related): market value movement (net of related change to amortisation of deferred acquisition costs)note (c)		(380)	179
Net equity hedge results (net of related change to amortisation of deferred acquisition costs)note (d)		(166)	(320)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	C	63	22
Other items (net of related change to amortisation of deferred acquisition costs)		18	2

Total		(441)	(125)

        The short-term fluctuations in investment returns shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £242 million (half year 2012: £80 million). See note N.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

Notes

(a)
The charges on the debt securities of Jackson comprise the following:

	2013 £m Half year	2012 £m Half year

Residential mortgage-backed securities:
Prime (including agency)	2	1
Alt-A	—	1
Sub-prime	(1)	(3)

Total residential mortgage-backed securities	1	(1)
Corporate debt securities	(2)	(12)
Other	—	(20)

Total	(1)	(33)

(b)
The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2013 is based on an average annual RMR of 25 basis points (half year 2012: 27 basis points) on average book values of US$ 54.3 billion (half year 2012: US$ 44.2 billion) as shown below:

	Half year 2013
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected loss†

	US$m	%	US$m	£m
A3 or higher	27,411	0.11	(31)	(20)
Baa1, 2 or 3	24,187	0.25	(61)	(40)
Ba1, 2 or 3	1,633	1.14	(19)	(12)
B1, 2 or 3	608	2.73	(17)	(11)
Below B3	423	2.15	(9)	(6)

Total	54,262	0.25	(137)	(89)

Related change to amortisation of deferred acquisition costs			26	17

Risk margin reserve charge to operating profit for longer-term credit related losses			(111)	(72)

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

	Half year 2012
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected loss†

	US$m	%	US$m	£m
A3 or higher	21,149	0.11	(23)	(15)
Baa1, 2 or 3	20,655	0.26	(54)	(34)
Ba1, 2 or 3	1,616	1.11	(18)	(11)
B1, 2 or 3	560	2.97	(17)	(11)
Below B3	174	3.77	(6)	(4)

Total	44,154	0.27	(118)	(75)

Related change to amortisation of deferred acquisition costs			18	11

Risk margin reserve charge to operating profit for longer-term credit related losses			(100)	(64)

  †
  Annual expected loss as shown in the summary table above. The charge for the half year 2013 was £(44) million (half year 2012: £(38) million).

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c)
Derivatives (other than equity-related): loss of £ (380) million (half year 2012: gain of £179 million) net of related change to amortisation of deferred acquisition costs

These losses and gains are in respect of duration lengthening interest rate swaps and swaptions and for the GMIB reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to fully insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related changes to amortisation of deferred acquisition costs.

Under the Group's IFRS reporting of Jackson's derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

•
The derivatives are required to be fair valued with the value movements booked in the income statement;

•
As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson's guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below);

•
The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS39 which requires fair valuation; and

•
Fair value movements on Jackson's debt securities are booked in other comprehensive income rather than the income statement.

(d)
Net equity hedge result: loss of £(166) million (half year 2012: loss of £(320) million)

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

  The amounts reflect the net effect of:

  •
  Fair value movements on free standing equity derivatives;

  •
  The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;

  •
  Fee assessments and claim payments in respect of guarantee liabilities, and

  •
  Related changes to DAC amortisation.

  Under the Group's IFRS reporting of Jackson's equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

  •
  The free standing derivatives and GMWB "not for life" embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);

  •
  The GMDB and GMWB "for life" guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in way that substantially does not recognise the effect of equity market and interest rate changes.

In addition to the items discussed above, for US insurance operations, included within the statement of Other comprehensive income is a decrease in net unrealised gains on debt securities classified as available-for-sale of £1,707 million (half year 2012: increase in net unrealised gains of £482 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note R.

(iv)
UK insurance operations

  The negative short-term fluctuations for UK insurance operations of £(147) million (half year 2012: positive £5 million) reflect net investment movements arising in the period on fixed income assets backing the capital of the annuity business following the rise in bond yields during the period.

(v)
Economic hedge value movements

  This item represented the costs on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi)
Other

  Short-term fluctuations in investment returns of other operations, in addition to the previously discussed economic hedge value movement, were negative £(30) million (half year 2012: positive £62 million) representing unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G    Acquisition costs and other expenditure

	2013 £m Half year	2012* £m Half year

Acquisition costs incurred	(1,185)	(1,147)
Acquisition costs deferred less amortisation of acquisition costs	419	376
Administration costs and other expenditure	(2,127)	(1,957)
Movements in amounts attributable to external unit holders	(422)	(17)

Total acquisition costs and other expenditure	(3,315)	(2,745)

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

G    Acquisition costs and other expenditure (Continued)

        The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

        Included within total acquisition costs and other expenditure is depreciation of property plant and equipment of £(45) million (half year 2012: £(44) million).

        The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C. The charge for Corporate Expenditure comprises:

	2013 £m Half year	2012 £m Half year

Group head office	(87)	(86)
Asia regional office:
Gross costs	(58)	(45)
Recharges to Asia operations	17	11

	(41)	(34)

Total	(128)	(120)

H     Tax

i Tax charge

        The total tax charge comprises:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total

UK tax	(77)	(82)	(159)	(55)
Overseas tax	(68)	(128)	(196)	(254)

Total tax charge	(145)	(210)	(355)	(309)

*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of the new and amended accounting standards described in note B.

        The current tax charge of £145 million includes £8 million for half year 2013 (half year 2012: charge of £7 million) in respect of the tax charge for Hong Kong. The 2012 comparative Hong Kong tax charges have been adjusted retrospectively for the application of the new joint venture accounting standards. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits are calculated using accounting profit or loss as a starting point.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total

Tax charge to policyholders' returns	(80)	(134)	(214)	(30)
Tax charge attributable to shareholders' returns	(65)	(76)	(141)	(279)

Total tax charge	(145)	(210)	(355)	(309)

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of new and amended accounting standards described in note B.

        The principal reason for the increase in the tax charge attributable to policyholders' returns compared to the six-month period ended June 2012 is tax on an increase in unrealised investment gains. An explanation of the tax charge attributable to shareholders is shown in note (iii) below.

ii Deferred tax

        The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2013 £m		31 December 2012* £m
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Unrealised gains and losses on investments	261	(1,610)	100	(1,812)
Balances relating to investment and insurance contracts	10	(466)	1	(428)
Short-term timing differences	2,283	(2,019)	2,092	(1,715)
Capital allowances	16	(7)	15	(9)
Unused tax losses	67	—	98	—

Total	2,637	(4,102)	2,306	(3,964)

*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of the new consolidation accounting standards described in note B.

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2013 half year results and financial position at 30 June 2013, the possible tax benefit of approximately £164 million (31 December 2012: £158 million), which may arise from capital losses valued at approximately £0.8 billion (31 December 2012: £0.8 billion), is sufficiently uncertain that it has not been

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

recognised. In addition, a potential deferred tax asset of £82 million (31 December 2012: £122 million), which may arise from tax losses and other potential temporary differences totalling £0.4 billion (31 December 2012: £0.5 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £67 million will expire within the next 10 years. The remaining losses have no expiry date.

        The two tables that follow provide a breakdown of the recognised deferred tax assets set out above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

Short-term timing differences	Half year 2013 £m	Expected period of recoverability

Asia	31	1 to 3 years
JNL	1,984	With run-off of in-force book
UK long-term business	154	1 to 10 years
Other	114	3 to 10 years

Total	2,283

Unused tax losses	Half year 2013 £m	Expected period of recoverability

Asia	23	3 to 5 years
UK long-term business	14	1 to 3 years
Other	30	1 to 3 years

Total	67

        Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

        As part of the Finance Act 2012, the UK government enacted a corporation tax rate change to 23 per cent with effect from 1 April 2013. Additionally, the reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 in the 2013 Finance Bill, however, the effect of these changes has not been recognised in the half year 2013 financial results.

        The subsequent proposed phased rate changes to 20 per cent is expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 30 June 2013 by £50 million.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

iii Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	Half year 2013 £m
	Asia insurance operations†	US insurance operations	UK insurance operations	Other operations	Total†

Operating profit based on longer-term investment returns	474	582	356	3	1,415
Non-operating loss	(264)	(468)	(147)	(30)	(909)

Profit (loss) before tax attributable to shareholders	210	114	209	(27)	506

Expected tax rate**	17%	35%	23%	23%	23%
Tax at the expected tax rate	36	40	48	(6)	118
Effects of:
Adjustment to tax charge in relation to prior years	4	—	1	6	11
Movement in provisions for open tax matters	1	—	—	(10)	(9)
Income not taxable or taxable at concessionary rates	(26)	(37)	—	—	(63)
Deductions not allowable for tax purposes	51	—	—	3	54
Deferred tax adjustments	(2)	—	—	—	(2)
Effect of results of joint ventures and associates	(14)	—	—	(3)	(17)
Irrecoverable withholding taxes	—	—	—	6	6
Other	8	24	11	—	43

Total actual tax charge (credit)	58	27	60	(4)	141

Analysed into:
Tax charge on operating profit based on longer-term investment returns	79	166	92	3	340
Tax credit on non-operating profit	(21)	(139)	(32)	(7)	(199)

Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	100%	24%
Total profit	28%	24%	29%	15%	28%

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

†
For half year 2013, the expected and actual tax rates as shown include the impact of the held for sale Japan Life business. The tax rates for Asia insurance operations and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance operations	Total Group

Expected tax rate	25%	26%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	24%
Total profit	17%	22%

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

	Half year 2012* £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

Operating profit (loss) based on longer-term investment returns	403	442	353	(41)	1,157
Non-operating profit (loss)	40	(125)	5	89	9

Profit before tax attributable to shareholders	443	317	358	48	1,166

Expected tax rate**	24%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	106	111	88	12	317
Effects of:
Adjustment to tax charge in relation to prior years	7	—	4	7	18
Movement in provisions for open tax matters	—	1	—	—	1
Income not taxable or taxable at concessionary rates	(11)	(37)	9	—	(39)
Deductions not allowable for tax purposes	6	—	—	—	6
Impact of changes in local statutory tax rates	—	—	(16)	7	(9)
Deferred tax adjustments	(2)	—	—	3	1
Effect of results of joint ventures and associates	(12)	—	—	(2)	(14)
Irrecoverable withholding taxes	—	—	—	5	5
Other	2	(4)	(4)	(1)	(7)

Total actual tax charge	96	71	81	31	279

Analysed into:
Tax charge on operating profit based on longer-term investment returns	75	115	74	16	280
Tax charge (credit) on non-operating profit	21	(44)	7	15	(1)

Actual tax rate:
Operating profit (loss) based on longer-term investment returns	19%	26%	21%	(39)%	24%
Total profit	22%	22%	23%	65%	24%

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B.

**
The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia insurance operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

H     Tax (Continued)

  non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

iv Taxes paid

          During half year 2013 Prudential remitted £0.9 billion (30 June 2012: £1.0 billion) of tax to revenue authorities, this includes £182 million (30 June 2012: £348 million) of corporation tax, £96 million of other taxes and £634 million collected on behalf of employees, customers and third parties.

          The geographical split of taxes remitted by Prudential is as follows:

	2013 £m				2012 £m
	Corporation taxes*	Other taxes†	Taxes Collected‡	Half year Total	Half year Total

Asia§	27	15	59	101	194
US§	(92)	9	186	103	126
UK	247	72	387	706	693
Other	—	—	2	2	—

Total tax paid	182	96	634	912	1,013

*
In certain countries such as the UK, the corporation tax payments for our life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.

†
Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.

‡
Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/VAT/GST taxes, employee and annuitant payroll taxes.

§
In the first half of 2013 Asia and the US received refunds of overpaid tax in relation to prior period tax returns.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

I       Supplementary analysis of earnings per share

	Half year 2013
	Note	Before tax note C	Tax note H	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		1,415	(340)	—	1,075	42.2p	42.1p
Short-term fluctuations in investment returns on shareholder-backed business	F	(755)	189	—	(566)	(22.2)p	(22.1)p
Amortisation of acquisition accounting adjustments		(30)	10	—	(20)	(0.8)p	(0.8)p
Loss attaching to held for sale Japan Life business	AB	(124)	—	—	(124)	(4.9)p	(4.9)p

Based on profit for the period		506	(141)	—	365	14.3p	14.3p

	Half year 2012*
	Note	Before tax note C	Tax note H	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		1,157	(280)	—	877	34.6p	34.5p
Short-term fluctuations in investment returns on shareholder-backed business	F	(47)	1	—	(46)	(1.8)p	(1.8)p
Gain on dilution of holding in PPMSA		42	—	—	42	1.7p	1.7p
Profit attaching to held for sale Japan Life business	AB	14	—	—	14	0.5p	0.5p

Based on profit for the period		1,166	(279)	—	887	35.0p	34.9p

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. The tables above therefore exclude actuarial and other gains and losses on defined benefit pension schemes which are now reported in Other Comprehensive Income. Further, in order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

        The weighted average number of shares for calculating earnings per share:

	Half year 2013	Half year 2012

	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,548	2,536
Diluted earnings per share	2,553	2,539

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

J    Dividends

Dividends per share (in pence)	2013 Half year	2012 Half year

Dividends relating to reporting period:
Interim dividend (2013 and 2012)	9.73p	8.40p
Final dividend (2012)	—	—

Total	9.73p	8.40p

Dividends declared and paid in reporting period:
Current year interim dividend	—	—
Final dividend for prior year	20.79p	17.24p

Total	20.79p	17.24p

Dividend per share

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2012 of 20.79 pence per ordinary share was paid to eligible shareholders on 23 May 2013.

        The 2013 interim dividend of 9.73 pence per ordinary share will be paid on 26 September 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Friday, 23 August 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 4 October 2013. The interim dividend will be paid on or about 3 October 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £249 million of shareholders' funds.

        Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

K     Statement of financial position—analysis of Group position by segment and business type

i       Group statement of financial position analysis

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

		2013 £m								2012* £m
							Unallocated to a segment (central operations)
		Insurance operations			Total insurance operations	Asset management operations			30 Jun Group Total	31 Dec Group Total
								Intra-group eliminations
By operating segment	Note	UK	US	Asia

Assets
Intangible assets attributable to shareholders:
Goodwill	M	—	—	244	244	1,230	—	—	1,474	1,469
Deferred acquisition costs and other intangible assets	N	98	4,300	1,103	5,501	15	22	—	5,538	4,177

Total		98	4,300	1,347	5,745	1,245	22	—	7,012	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		178	—	—	178	—	—	—	178	178
Deferred acquisition costs and other intangible assets		6	—	73	79	—	—	—	79	78

Total		184	—	73	257	—	—	—	257	256

Total intangible assets		282	4,300	1,420	6,002	1,245	22	—	7,269	5,902

Deferred tax assets	H	181	2,232	68	2,481	118	38	—	2,637	2,306
Other non-investment and non-cash assetsnote (i)		5,641	7,255	1,164	14,060	1,995	4,060	(6,808)	13,307	11,952
Investment of long-term business and other operations:
Investment properties		10,551	30	2	10,583	—	—	—	10,583	10,554
Investments in joint ventures and associates accounted for using the equity method		274	—	328	602	94	—	—	696	635
Financial investments:
Loans	P	4,313	6,691	1,004	12,008	1,222	—	—	13,230	12,743
Equity securities and portfolio holdings in unit trusts		37,713	60,385	14,101	112,199	59	—	—	112,258	98,626
Debt securities	Q	82,854	33,368	20,081	136,303	1,953	—	—	138,256	138,907
Other investments		4,098	1,867	76	6,041	69	30	—	6,140	7,547
Deposits		12,365	—	1,141	13,506	36	—	—	13,542	12,248

Total investments		152,168	102,341	36,733	291,242	3,433	30	—	294,705	281,260

Assets held for sale	AB	—	—	1,079	1,079	—	—	—	1,079	98
Cash and cash equivalents		2,755	678	1,644	5,077	968	795	—	6,840	6,126

Total assets		161,027	116,806	42,108	319,941	7,759	4,945	(6,808)	325,837	307,644

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

K     Statement of financial position—analysis of Group position by segment and business type (Continued)

		2013 £m								2012* £m
							Unallocated to a segment (central operations)
		Insurance operations			Total insurance operations	Asset management operations
								Intra-group eliminations	30 Jun Group Total	31 Dec Group Total
By operating segment	Note	UK	US	Asia

Equity and liabilities
Equity
Shareholders' equity		3,044	3,598	3,003	9,645	2,085	(2,105)	—	9,625	10,359
Non-controlling interests		2	—	4	6	—	—	—	6	5

Total equity		3,046	3,598	3,007	9,651	2,085	(2,105)	—	9,631	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	133,290	106,215	33,223	272,728	—	—	—	272,728	257,674
Unallocated surplus of with-profits funds	V	11,350	—	84	11,434	—	—	—	11,434	10,589

Total policyholder liabilities and unallocated surplus of with-profits funds		144,640	106,215	33,307	284,162	—	—	—	284,162	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		—	—	—	—	—	3,161	—	3,161	2,577
Other		—	164	—	164	275	549	—	988	977

Total	S	—	164	—	164	275	3,710	—	4,149	3,554

Operational borrowings attributable to shareholder-financed operations	T	76	23	5	104	4	2,422	—	2,530	2,245
Borrowings attributable to with-profits operations	T	924	—	—	924	—	—	—	924	968
Deferred tax liabilities	H	1,278	2,155	641	4,074	17	11	—	4,102	3,964
Other non-insurance liabilitiesnote(ii)		11,063	4,651	4,122	19,836	5,378	907	(6,808)	19,313	18,286
Liabilities held for sale	AB	—	—	1,026	1,026	—	—	—	1,026	—

Total liabilities		157,981	113,208	39,101	310,290	5,674	7,050	(6,808)	316,206	297,280

Total equity and liabilities		161,027	116,806	42,108	319,941	7,759	4,945	(6,808)	325,837	307,644

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Notes

(i)
Of the other non-investment and non-cash assets of £13,307 million (31 December 2012: £11,952 million) the principle component comprises reinsurers' share of contract liabilities of £7,204 million (31 December 2012; £6,854 million). As set out in note L(ii) this primarily relates to US insurance operation's acquisition of the REALIC business.

Within
other non-investment and non-cash assets are premiums receivable of £310 million (31 December 2012: £304 million) of which approximately two-thirds are due within one year. The remaining one-third, due after one year, relates to products where charges are levied against premiums in future years.

Also
included within other non-investment and non-cash assets are property, plant and equipment of £868 million (31 December 2012: £754 million). The Group made additions to property, plant and equipment of £146 million in the half year ended 30 June 2013 (full year 2012: £139 million).

(ii)
Within other non-insurance liabilities are other creditors of £3,743 million (31 December 2012: £2,701 million) of which £3,487 million (31 December 2012: £2,447 million) are due within one year.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

K     Statement of financial position—analysis of Group position by segment and business type (Continued)

ii      Group statement of financial position—additional analysis by business type

		2013 £m							2012* £m
			Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group Total	31 Dec Group Total

Assets
Intangible assets attributable to shareholders:
Goodwill	M	—	—	244	1,230	—	—	1,474	1,469
Deferred acquisition costs and other intangible assets	N	—	—	5,501	15	22	—	5,538	4,177

Total		—	—	5,745	1,245	22	—	7,012	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		178	—	—	—	—	—	178	178
Deferred acquisition costs and other intangible assets		79	—	—	—	—	—	79	78

Total		257	—	—	—	—	—	257	256

Total intangible assets		257	—	5,745	1,245	22	—	7,269	5,902

Deferred tax assets	H	114	2	2,365	118	38	—	2,637	2,306
Other non-investment and non-cash assets		3,401	644	10,015	1,995	4,060	(6,808)	13,307	11,952
Investment of long-term business and other operations:
Investment properties		8,400	600	1,583	—	—	—	10,583	10,554
Investments in joint ventures and associates accounted for using the equity method		209	—	393	94	—	—	696	635
Financial investments:
Loans	P	3,566	—	8,442	1,222	—	—	13,230	12,743
Equity securities and portfolio holdings in unit trusts		25,957	85,342	900	59	—	—	112,258	98,626
Debt securities	Q	60,372	9,617	66,314	1,953	—	—	138,256	138,907
Other investments		3,836	25	2,180	69	30	—	6,140	7,547
Deposits		10,599	1,247	1,660	36	—	—	13,542	12,248

Total investments		112,939	96,831	81,472	3,433	30	—	294,705	281,260

Assets held for sale	AB	—	393	686	—	—	—	1,079	98
Cash and cash equivalents		1,769	1,240	2,068	968	795	—	6,840	6,126

Total assets		118,480	99,110	102,351	7,759	4,945	(6,808)	325,837	307,644

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

K     Statement of financial position—analysis of Group position by segment and business type (Continued)

		2013 £m							2012* £m
			Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group Total	31 Dec Group Total

Equity and liabilities
Equity
Shareholders' equity		—	—	9,645	2,085	(2,105)	—	9,625	10,359
Non-controlling interests		2	—	4	—	—	—	6	5

Total equity		2	—	9,649	2,085	(2,105)	—	9,631	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	96,877	96,080	79,771	—	—	—	272,728	257,674
Unallocated surplus of with-profits funds	V	11,434	—	—	—	—	—	11,434	10,589

Total policyholder liabilities and unallocated surplus of with-profits funds		108,311	96,080	79,771	—	—	—	284,162	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		—	—	—	—	3,161	—	3,161	2,577
Other		—	—	164	275	549	—	988	977

Total	S	—	—	164	275	3,710	—	4,149	3,554

Operational borrowings attributable to shareholder-financed operations	T	—	—	104	4	2,422	—	2,530	2,245
Borrowings attributable to with-profits operations	T	924	—	—	—	—	—	924	968
Deferred tax liabilities	H	1,221	62	2,791	17	11	—	4,102	3,964
Other non-insurance liabilities		8,022	2,575	9,239	5,378	907	(6,808)	19,313	18,286
Liabilities held for sale	AB	—	393	633	—	—	—	1,026	—

Total liabilities		118,478	99,110	92,702	5,674	7,050	(6,808)	316,206	297,280

Total equity and liabilities		118,480	99,110	102,351	7,759	4,945	(6,808)	325,837	307,644

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type

i       UK insurance operations

Overview

  •
  In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the Prudential Assurance Company Limited (PAC) with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

  •
  £97 billion of the £152 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		2013 £m						2012* £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund note (iii)	PAC with- profits fund notes (i),(ii)
By operating segment	Note			Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	31 Dec Total

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		—	—	—	98	98	98	105

Total		—	—	—	98	98	98	105

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for investment purposes		—	178	—	—	—	178	178
Deferred acquisition costs		—	6	—	—	—	6	6

Total		—	184	—	—	—	184	184

Total intangible assets		—	184	—	98	98	282	289

Deferred tax assets		1	113	—	67	67	181	183
Other non-investment and non-cash assets		468	2,604	489	2,080	2,569	5,641	5,448
Investments of long-term business and other operations:
Investment properties		453	7,947	600	1,551	2,151	10,551	10,528
Investments in joint ventures and associates accounted for using the equity method		—	209	—	65	65	274	259
Financial investments:
Loans	P	114	2,866	—	1,333	1,333	4,313	4,303
Equity securities and portfolio holdings in unit trusts		2,048	20,435	15,187	43	15,230	37,713	36,281
Debt securities	Q	3,605	45,737	6,944	26,568	33,512	82,854	84,008
Other investmentsnote (iv)		283	3,511	4	300	304	4,098	4,256
Deposits		814	9,385	801	1,365	2,166	12,365	11,131

Total investments		7,317	90,090	23,536	31,225	54,761	152,168	150,766

Properties held for sale		—	—	—	—	—	—	98
Cash and cash equivalents		132	1,180	890	553	1,443	2,755	2,668

Total assets		7,918	94,171	24,915	34,023	58,938	161,027	159,452

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

		2013 £m						2012 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund note (iii)	PAC with- profits fund notes (i),(ii)
	Note			Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	31 Dec Total

Equity and liabilities
Equity
Shareholders' equity		—	—	—	3,044	3,044	3,044	3,033
Non-controlling interests		—	2	—	—	—	2	1

Total equity		—	2	—	3,044	3,044	3,046	3,034

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	7,445	75,775	23,243	26,827	50,070	133,290	133,912
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	V	—	11,350	—	—	—	11,350	10,526

Total		7,445	87,125	23,243	26,827	50,070	144,640	144,438

Operational borrowings attributable to shareholder-financed operations		—	—	—	76	76	76	127
Borrowings attributable to with-profits funds		11	913	—	—	—	924	968
Deferred tax liabilities		51	945	2	291	293	1,289	1,185
Other non-insurance liabilities		411	5,186	1,670	3,785	5,455	11,052	9,700

Total liabilities		7,918	94,169	24,915	30,979	55,894	157,981	156,418

Total equity and liabilities		7,918	94,171	24,915	34,023	58,938	161,027	159,452

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Notes

(i)
The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings. Included in the PAC with-profits fund is £13.5 billion (2012: £13.3 billion) of non-profits annuities liabilities.

(ii)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(iii)
The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

(iv)
Other investments comprise:

	2013 £m 30 Jun	2012* £m 31 Dec

Derivative assets**	894	1,349
Partnerships in investment pools and other†	3,204	2,907

	4,098	4,256

  *
  The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

  **
  After including derivative liabilities of £1,289 million (31 December 2012: £1,010 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £395 million (31 December 2012: net asset of £339 million).

  †
  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally investments in property funds.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

ii      US insurance operations

		2013 £m			2012 £m
	Note	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	30 Jun Total*	31 Dec Total*

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		—	4,300	4,300	3,222

Total		—	4,300	4,300	3,222

Deferred tax assets		—	2,232	2,232	1,889
Other non-investment and non-cash assetsnote (v)		—	7,255	7,255	6,792
Investments of long-term business and other operations:
Investment properties		—	30	30	24
Financial investments:
Loans	P	—	6,691	6,691	6,235
Equity securities and portfolio holdings in unit trustsnote (iv)		60,054	331	60,385	49,551
Debt securities	Q,R	—	33,368	33,368	32,993
Other investmentsnote (ii)		—	1,867	1,867	2,296
Deposits		—	—	—	211

Total investments		60,054	42,287	102,341	91,310

Cash and cash equivalents		—	678	678	513

Total assets		60,054	56,752	116,806	103,726

Equity and liabilities
Equity
Shareholders' equitynote (iii)		—	3,598	3,598	4,343

Total equity		—	3,598	3,598	4,343

Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	60,054	46,161	106,215	92,261

Total		60,054	46,161	106,215	92,261

Core structural borrowings of shareholder-financed operations	S	—	164	164	153
Operational borrowings attributable to shareholder-financed operations		—	23	23	26
Deferred tax liabilities		—	2,155	2,155	2,168
Other non-insurance liabilitiesnote (v)		—	4,651	4,651	4,775

Total liabilities		60,054	53,154	113,208	99,383

Total equity and liabilities		60,054	56,752	116,806	103,726

*
The statements of financial position at 30 June 2013 and 31 December 2012 include the assets and liabilities of the acquired REALIC business. See note X(b).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)
Other investments comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Derivative assets**	1,010	1,546
Partnerships in investment pools and other**†	857	750

	1,867	2,296

  **
  In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies and for certain equity based product management activities. After taking account of derivative liabilities of £555 million (31 December 2012: £645 million), which are also included in the statement of financial position, the overall derivative position is a net asset of £455 million (31 December 2012: net asset of £901 million).

  †
  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

(iii)
Changes in shareholders' equity

	Note	2013 £m 30 Jun	2012 £m 30 Jun

Operating profits based on longer-term investment returns	C	582	442
Short-term fluctuations in investment returns	F	(441)	(125)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(27)	—

Profit before shareholder tax		114	317
Tax	H	(27)	(71)

Profit for the period		87	246

	Note	2013 £m 30 Jun	2012 £m 30 Jun

Profit for the period (as above)		87	246
Items recognised in other comprehensive income:
Exchange movements		293	(34)
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding (losses) gains arising during the period		(1,665)	470
Deduct net (gains)/add back net losses included in income statement		(42)	12

Total unrealised valuation movements		(1,707)	482
Related change in amortisation of deferred income and acquisition costs	N	419	(181)
Related tax		451	(105)

Total other comprehensive (loss) income		(544)	162

Total comprehensive (loss) income for the period		(457)	408
Dividends, interest payments to central companies and other movements		(288)	(250)

Net (decrease) increase in equity		(745)	158
Shareholders' equity at beginning of period		4,343	3,761

Shareholders' equity at end of period		3,598	3,919

(iv)
Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

(v)
Reinsurance balances relating to REALIC

Included within other non-investment and non-cash assets of £7,255 million (full year 2012: £6,792 million) were balances of £6,360 million (full year 2012: £6,076 million) for reinsurers' share of insurance contract liabilities. Of the £6,360 million as at 30 June 2013, (31 December 2012: £6,076 million) £5,550 million (31 December 2012: £5,234 million) related to the reinsurance ceded by the newly acquired REALIC business. REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2013, the funds withheld liability of £2,206 million (31 December 2012: £2,021 million) was recorded within other non-insurance liabilities.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

iii     Asia insurance operations

		2013 £m				2012* £m
	Note	With-profits business note (i)	Unit-linked assets and liabilities	Other	30 Jun Total	31 Dec Total

Assets
Intangible assets attributable to shareholders:
Goodwill		—	—	244	244	239
Deferred acquisition costs and other intangible assets		—	—	1,103	1,103	819

Total		—	—	1,347	1,347	1,058

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		73	—	—	73	72
Deferred tax assets		—	2	66	68	76
Other non-investment and non-cash assets		329	155	680	1,164	1,023
Investments of long-term business and other operations:
Investment properties		—	—	2	2	2
Investments accounted for using the equity method		—	—	328	328	284
Financial investments:
Loans	P	586	—	418	1,004	1,006
Equity securities and portfolio holdings in unit trusts		3,474	10,101	526	14,101	12,730
Debt securities	Q	11,030	2,673	6,378	20,081	20,067
Other investments		42	21	13	76	927
Deposits		400	446	295	1,141	851

Total investments		15,532	13,241	7,960	36,733	35,867

Assets held for sale	AB	—	393	686	1,079	—
Cash and cash equivalents		457	350	837	1,644	1,545

Total assets		16,391	14,141	11,576	42,108	39,641

Equity and liabilities
Equity
Shareholders' equity		—	—	3,003	3,003	2,529
Non-controlling interests		—	—	4	4	4

Total equity		—	—	3,007	3,007	2,533

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	13,657	12,783	6,783	33,223	31,501
Unallocated surplus of with-profits fundsnote (ii)	V	84	—	—	84	63

Total		13,741	12,783	6,783	33,307	31,564

Operational borrowings attributable to shareholder-financed operations		—	—	5	5	7
Deferred tax liabilities		425	62	154	641	582
Other non-insurance liabilities		2,225	903	994	4,122	4,955
Liabilities held for sale	AB	—	393	633	1,026	—

Total liabilities		16,391	14,141	8,569	39,101	37,108

Total equity and liabilities		16,391	14,141	11,576	42,108	39,641

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

Notes

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)
For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

iv     Asset management operations

	2013 £m					2012* £m
	Note	M&G note (i)	US	Eastspring Investments	30 Jun Total	31 Dec Total

Assets
Intangible assets:
Goodwill	M	1,153	16	61	1,230	1,230
Deferred acquisition costs		12	2	1	15	13

Total intangible assets		1,165	18	62	1,245	1,243

Other non-investment and non-cash assets		1,844	198	71	2,113	1,142
Investments accounted for using the equity method		37	—	57	94	92
Financial investments:
Loans	P	1,222	—	—	1,222	1,199
Equity securities and portfolio holdings in unit trusts		45	—	14	59	64
Debt securities	Q	1,953	—	—	1,953	1,839
Other investments		56	13	—	69	41
Deposits		—	16	20	36	55

Total investments		3,313	29	91	3,433	3,290

Cash and cash equivalents		793	53	122	968	918

Total assets		7,115	298	346	7,759	6,593

Equity and liabilities
Equity
Shareholders' equity		1,664	143	278	2,085	1,937

Total equity		1,664	143	278	2,085	1,937

Liabilities
Core structural borrowing of shareholder-financed operations	S	275	—	—	275	275
Intra-group debt represented by operational borrowings at Group levelnote (ii)	T	2,422	—	—	2,422	2,084
Other non-insurance liabilitiesnote (iii)		2,754	155	68	2,977	2,297

Total liabilities		5,451	155	68	5,674	4,656

Total equity and liabilities		7,115	298	346	7,759	6,593

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Notes

(i)
The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

L     Statement of financial position—analysis of segment by business type (Continued)

(ii)
Intra-group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Commercial Paper	2,123	1,535
Medium Term Notes	299	549

Total intra-group debt represented by operational borrowings at Group level	2,422	2,084

(iii)
Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

M     Goodwill attributable to shareholders

	Note	2013 £m 30 Jun	2012 £m 31 Dec

Cost
At beginning of period		1,589	1,585
Additional consideration paid on previously acquired business		—	2
Exchange differences		5	2

At end of period		1,594	1,589

Aggregate impairment		(120)	(120)

Net book amount at end of period		1,474	1,469

        The amounts shown above at 30 June 2013 and for 2012 include £1,153 million in respect of the purchase of M&G in 1999.

        Goodwill, other than for M&G, of £321 million at 30 June 2013 (31 December 2012: £316 million) represents amounts allocated to entities in Asia and the US operations in respect of acquisitions made prior to 2012. There was no goodwill attached to the purchase of REALIC and Thanachart Life as discussed in note X. Other goodwill amounts by acquired operations are not individually material.

N     Deferred acquisition costs and other intangible assets attributable to shareholders

        Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic Prudential Regulation Authority (PRA) regime, costs of acquiring new insurance business are accounted for with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured, and the capitalised costs are deemed impaired if the projected margins are less than

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

N     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        For UK regulated with-profits funds where the realistic PRA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2013 £m 30 Jun	2012* £m 31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,851	3,776
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	97	100

	4,948	3,876

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	85	64
Other intangibles	505	237

	590	301

Total of deferred acquisition costs and other intangible assets	5,538	4,177

*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note B whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

N     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

	2013 £m							2012* £m
		Deferred acquisition costs
						PVIF and Other intangibles**
	Note	UK	US note (i)	Asia	Asset management		Total 30 Jun	Total 31 Dec

Balance at beginning of period:
As previously reported		103	3,199	654	10	301	4,267	4,234
Effect of change in accounting policy	B	—	—	(90)	—	—	(90)	(90)

After effect of change		103	3,199	564	10	301	4,177	4,144
Additionsnote (ii)		1	372	92	4	288	757	1,059
Acquisition of subsidiariesnote (ii)		—	—	—	—	21	21	5
Amortisation to the income statement:

Operating profit		(8)	(199)	(83)	(2)	(19)	(311)	(682)
Non-operating profit		—	242	—	—	(3)	239	76

		(8)	43	(83)	(2)	(22)	(72)	(606)
Exchange differences		—	244	18	—	2	264	(155)
Change in amortisation of DAC related to net unrealised valuation movement on Jackson's available-for-sale securities recognised as Other Comprehensive Income		—	419	—	—	—	419	(270)
Reclassification of Japan Life as held for sale		—	—	(28)	—	—	(28)	—

Balance at end of period		96	4,277	563	12	590	5,538	4,177

*
The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note B whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

**
PVIF and Other intangibles includes software rights of £62 million at 30 June 2013 (31 December 2012: £60 million) with additions of £11 million, amortisation of £10 million and exchange gains of £1 million.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

N     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

Notes

(i)
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2013 £m 30 Jun	2012 £m 31 Dec

Variable annuity business	3,917	3,330
Other business	953	821
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(593)	(952)

Total DAC for US operations	4,277	3,199

(ii)
The additions of £288 million for PVIF and other intangibles in half year 2013 include the amount advanced to secure the exclusive 15-year bancassurance partnership agreement entered with Thanachart Bank in Thailand.

The additions of £21 million for acquisitions of subsidiaries for PVIF and other intangibles in half year 2013 is for the acquisition of Thanachart Life. The amount of £5 million for the full year 2012 was for the acquisition of REALIC.

See note X for further details.

Overview of the deferral and amortisation of acquisition costs for Jackson

        Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse and expense.

        The Company adopted the US Financial Accounting Standards Board requirements in the Emerging Issues Task Force EITF Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to successfully acquiring a contract from 1 January 2012.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

N     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

For Group IFRS reporting the Company chose to apply this new basis retrospectively for the results of these operations.

Mean reversion technique

        For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 8.4 per cent annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  i)
  a core amount that reflects a relatively stable proportion of underlying profit; and

  ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

        In half year 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £20 million (half year 2012: £25 million). The half year 2013 amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

        The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

N     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

would take a very significant movement in equity markets in 2013 (outside the range of negative 25 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

O     Valuation bases for Group assets

        The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets have been valued at fair value,

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

the Group has followed the principles under IFRS13 'Fair value measurement'. The basis applied for the assets section of the statement of financial position at 30 June 2013 is summarised below:

		2013 £m			2012* £m
	Note	At fair value	Cost / Amortised cost note (i)	30 June Total	At fair value	Cost / Amortised cost note (i)	31 Dec Total

Intangible assets attributable to shareholders:
Goodwill	M	—	1,474	1,474	—	1,469	1,469
Deferred acquisition costs and other intangible assets	N	—	5,538	5,538	—	4,177	4,177

Total		—	7,012	7,012	—	5,646	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		—	178	178	—	178	178
Deferred acquisition costs and other intangible assets		—	79	79	—	78	78

Total		—	257	257	—	256	256

Total intangible assets		—	7,269	7,269	—	5,902	5,902

Other non-investment and non-cash assets:
Property, plant and equipment		—	868	868	—	754	754
Reinsurers' share of insurance contract liabilities		—	7,204	7,204	—	6,854	6,854
Deferred tax assets	H	—	2,637	2,637	—	2,306	2,306
Current tax recoverable		—	191	191	—	248	248
Accrued investment income		—	2,726	2,726	—	2,771	2,771
Other debtors		—	2,318	2,318	—	1,325	1,325

Total		—	15,944	15,944	—	14,258	14,258

Investments of long-term business and other operations:note(ii)
Investment properties		10,583	—	10,583	10,544	—	10,544
Investments accounted for using the equity method		—	696	696	—	635	635
Loans	P	2,268	10,962	13,230	2,068	10,675	12,743
Equity securities and portfolio holdings in unit trusts		112,258	—	112,258	98,626	—	98,626
Debt securities	Q	138,256	—	138,256	138,907	—	138,907
Other investments		6,140	—	6,140	7,547	—	7,547
Deposits		—	13,542	13,542	—	12,248	12,248

Total investments		269,505	25,200	294,705	257,702	23,558	281,260

Assets held for sale		1,079	—	1,079	98	—	98
Cash and cash equivalents		—	6,840	6,840	—	6,126	6,126

Total assets		270,584	55,253	325,837	257,800	49,844	307,644

Percentage of Group total assets		83%	17%	100%	84%	16%	100%

*
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

Notes

(i)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)
Realised gains and losses on the Group's investments for the half year 2013 recognised in the income statement amounted to a net gain of £0.8 billion (full year 2012: £6.8 billion).

i    Financial instruments—Designation and fair values

        The tables below show the fair values of financial assets and liabilities (including those that are not presented in the statement of financial position at fair value).

		30 Jun 2013 £m note (ii)
	Note	Total carrying value	Fair Value

Financial assets
Cash and cash equivalents		6,840	6,840
Deposits		13,542	13,542
Equity securities and portfolio holdings in unit trusts		112,258	112,258
Debt securities	Q	138,256	138,256
Loans	P	13,230	13,404
Other investments		6,140	6,140
Accrued investment income		2,726	2,726
Other debtors		2,318	2,318

		295,310

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

		30 Jun 2013 £m note (ii)
	Note	Total carrying value	Fair value

Financial liabilities
Core structural borrowings of shareholder-financed operations	S	4,149	4,534
Operational borrowings attributable to shareholder-financed operations	T	2,530	2,530
Borrowings attributable to the with-profits fund held at fair value	T	924	924
Obligations under funding, securities lending and sale and repurchase agreements		2,889	2,899
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,394	5,394
Investment contract with discretionary participation features held at fair valuenote(i)		33,402	n/a
Investment contract without discretionary participation features held at fair value		19,865	19,872
Other creditors		3,743	3,743
Derivative liabilities		2,226	2,226
Other liabilities		3,661	3,661

		78,783

Notes

(i)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(ii)
Following the adoption of IFRS 13 'Fair Value Measurement', and in accordance with the corresponding amendments to IAS 34 'Interim Financial Reporting', the tables above show a comparison of the fair value of financial assets and liabilities compared to their carrying amounts. Under IFRS 13, this disclosure has been provided on a prospective basis.

ii    Determination of fair value

        The fair values of the assets and liabilities of the Group have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

        The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarised as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

        Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices).

Level 3—Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long dated).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

iii     Fair value hierarchy of financial instruments measured at fair value on recurring basis

	30 Jun 2013 £m
	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	23,525	1,807	625	25,957
Debt securities	15,241	44,609	522	60,372
Other investments (including derivative assets)	155	757	2,924	3,836
Derivative liabilities	(156)	(883)	—	(1,039)

Total financial investments, net of derivative liabilities	38,765	46,290	4,071	89,126
Percentage of total	43%	52%	5%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	85,014	265	63	85,342
Debt securities	3,683	5,932	2	9,617
Other investments (including derivative assets)	4	21	—	25
Derivative liabilities	(2)	(5)	—	(7)

Total financial investments, net of derivative liabilities	88,699	6,213	65	94,977
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	879	33	47	959
Debt securities	13,551	54,559	157	68,267
Other investments (including derivative assets)	72	1,331	876	2,279
Derivative liabilities	—	(974)	(206)	(1,180)

Total financial investments, net of derivative liabilities	14,502	55,191	2,900	72,593
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	109,418	2,105	735	112,258
Debt securities	32,475	105,100	681	138,256
Other investments (including derivative assets)	231	2,109	3,800	6,140
Derivative liabilities	(158)	(1,862)	(206)	(2,226)

Total financial investments, net of derivative liabilities	141,966	107,694	7,036	256,696
Borrowings attributable to the with-profits fund held at fair value	—	(22)	—	(22)
Investment contract liabilities without discretionary participation features held at fair value	—	(17,342)	—	(17,342)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,696)	(357)	(1,341)	(5,394)
Other financial liabilities held at fair value	—	(256)	(2,206)	(2,462)

Total	138,270	89,717	3,489	231,476
Percentage of total	59%	39%	2%	100%

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

        In addition to the financial instruments shown above, the assets and liabilities held for sale on the condensed consolidated statement of financial position at 30 June 2013 in respect of Japan Life business included a net financial instruments balance of £1,140 million, primarily for equity securities and debt securities. Of this amount, £1,038 million has been classified as level 1, £74 million as level 2 and £28 million as level 3.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

	31 Dec 2012* £m
	Level 1	Level 2	Level 3	Total

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,057	2,496	480	25,033
Debt securities	16,056	45,550	542	62,148
Other investments (including derivative assets)	108	1,743	2,574	4,425
Derivative liabilities	(61)	(1,075)	—	(1,136)

Total financial investments, net of derivative liabilities	38,160	48,714	3,596	90,470
Percentage of total	42%	54%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	72,488	183	39	72,710
Debt securities	3,660	5,409	2	9,071
Other investments (including derivative assets)	26	10	—	36
Derivative liabilities	—	(1)	—	(1)

Total financial investments, net of derivative liabilities	76,174	5,601	41	81,816
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	827	7	49	883
Debt securities	13,357	54,146	185	67,688
Other investments (including derivative assets)	24	2,301	761	3,086
Derivative liabilities	(16)	(1,484)	(195)	(1,695)

Total financial investments, net of derivative liabilities	14,192	55,196	2,642	72,030
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	95,372	2,686	568	98,626
Debt securities	33,073	105,105	729	138,907
Other investments (including derivative assets)	158	4,054	3,335	7,547
Derivative liabilities	(77)	(2,560)	(195)	(2,832)

Total financial investments, net of derivative liabilities	128,526	109,511	6,279	244,316
Borrowings attributable to the with-profits fund held at fair value	—	(40)	—	(40)
Investment contract liabilities without discretionary participation features held at fair value	—	(16,309)	—	(16,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,653)	(268)	(1,224)	(5,145)
Other financial liabilities held at fair value	—	(259)	(2,021)	(2,280)

Total	124,873	92,635	3,034	220,542
Percentage of total	57%	42%	1%	100%

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

iv     Valuation approach for level 2 fair valued financial instruments

        A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

        Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

        When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

        Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

        Of the total level 2 debt securities of £105,100 million at 30 June 2013 (31 December 2012: £105,105 million), £8,645 million are valued internally (31 December 2012: £8,248 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

v      Fair value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value

        The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2013 to that presented at 30 June 2013.

        Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

        Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

		Half year 2013 £m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded in other comprehensive income	Purchases	Sales	Settled	Issued	Reclassification of Japan Life as held for sale	Transfers into level 3	Transfers out of level 3	At 30 Jun

Loans	1,842	67	36	—	—	(37)	118	—	—	—	2,026
Equity securities and portfolio holdings in unit trusts	568	52	4	13	(11)	—	25	—	87	(3)	735
Debt securities	729	27	9	20	(77)	—	—	(26)	29	(30)	681
Other investments (including derivative assets)	3,335	373	137	177	(272)	—	—	—	50	—	3,800
Derivative liabilities	(195)	(14)	—	—	2	—	—	—	—	1	(206)

Total financial investments, net of derivative liabilities	6,279	505	186	210	(358)	(37)	143	(26)	166	(32)	7,036
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(80)	(2)	26	—	—	(61)	—	—	—	(1,341)
Other financial liabilities	(2,021)	(54)	(146)	—	—	50	(35)	—	—	—	(2,206)

Total	3,034	371	38	236	(358)	13	47	(26)	166	(32)	3,489

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

        Of the total net gains and losses in the income statement of £371 million, £333 million relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

30 June 2013 £m

Equity securities	50
Debt securities	10
Other investments	355
Derivative liabilities	(14)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(80)
Other financial liabilities	12

Total	333

Valuation approach for level 3 fair valued financial instruments

        Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

        In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

        At 30 June 2013 the Group held £3,489 million (31 December 2012: £3,034 million), 2 per cent of the total fair valued financial assets net of fair valued financial liabilities (31 December 2012: 1 per cent), within level 3.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

        Included within these amounts were loans of £2,026 million at 30 June 2013 (31 December 2012: £1,842 million), measured at the loan outstanding balance, attached to REALIC acquired in 2012 and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,206 million at 30 June 2013 (31 December 2012: £2,021 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

        Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(180) million (31 December 2012: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £3,669 million (31 December 2012: £3,213 million). Of this amount, a net liability of £(272) million (31 December 2012: £(213) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2012: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

  –
  Debt securities of £80 million (31 December 2012: £75 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured);

  –
  Private equity and venture investments of £955 million (31 December 2012: £904 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties;

  –
  Liabilities of £(1,311) million (31 December 2012: £(1,199) million) for the Net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets; and

  –
  Other sundry individual financial investments of £4 million (31 December 2012: £7 million).

        Of the internally valued net liabilities referred to above of £(272) million (31 December 2012: £(213) million):

  –
  A net liability of £(313) million (31 December 2012: £(240) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments;

  –
  A net asset of £nil (31 December 2012: £3 million) was held by the Group's unit-linked funds for which the investment return is wholly attributable to policyholders; and

  –
  A net asset of £41 million (31 December 2012: £24 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £4 million (31 December 2012: £2 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of less than £1 million (31 December 2012: an increase of £1 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £4 million decrease (31 December 2012: a £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

O     Valuation bases for Group assets (Continued)

Valuation processes applied by the Group

        The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are undertaken by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

vi     Transfers into and transfers out of levels

        The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

        During half year 2013, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £178 million and transfers from level 2 to level 1 of £243 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

        In addition, as shown in the table in section v above, the transfers into and out of level 3 in half year 2013 were £166 million and £(32) million, respectively. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

P      Loans portfolio

        Loans are accounted for at amortised cost net of impairment except for:

  •
  certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and

  •
  certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value through profit and loss basis.

	2013 £m 30 Jun	2012* £m 31 Dec

Insurance operations:
UKnote (i)	4,313	4,303
USnote (ii)	6,691	6,235
Asianote (iii)	1,004	1,006
Asset management operations
M&Gnote (iv)	1,222	1,199

Total	13,230	12,743

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

P      Loans portfolio (Continued)

Notes

(i)
UK insurance operations

The loans of the Group's UK insurance operations comprise:

	2013 £m 30 Jun	2012* £m 31 Dec

SAIF and PAC WPSF:
Mortgage loans†	1,379	1,311
Policy loans	13	16
Other loans‡	1,588	1,712

Total PAC WPSF loans	2,980	3,039

Shareholder-backed:
Mortgage loans†	1,328	1,259
Other loans	5	5

Total shareholder-backed loans	1,333	1,264

Total UK insurance operations loans	4,313	4,303

†
The mortgage loans are collateralised by properties. By carrying value, 84 per cent of the £1,328 million held for shareholder-backed business relate to lifetime (equity release) mortgage business which have an average loan to property value of 30 per cent.

‡
Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.
(ii)
US insurance operations

The loans of the Group's US insurance operations comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Mortgage loans†	3,905	3,543
Policy loans‡	2,786	2,692

Total US insurance operations loans	6,691	6,235

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2013% 30 Jun	2012% 31 Dec

Industrial	28	29
Multi-family residential	28	25
Office	18	19
Retail	17	17
Hotel	9	10

	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (31 December 2012: £6.3 million). The portfolio has a current estimated average loan to value of 62 per cent (31 December 2012: 65 per cent) which provides significant cushion to withstand substantial declines in value.

At 30 June 2013, Jackson had mortgage loans with a carrying value of £49 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

P      Loans portfolio (Continued)

‡
The policy loans are fully secured by individual life insurance policies or annuity policies. The purchase of REALIC in the second half of 2012 included policy loans which are accounted for at fair value through profit and loss. These policy loans are valued at £2,026 million and £1,842 million as at 30 June 2013 and 31 December 2012 respectively. All other policy loans are accounted for at amortised cost, less any impairment.
(iii)
Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Mortgage loans†	54	43
Policy loans†	640	602
Other loans‡	310	361

Total Asia insurance operations loans	1,004	1,006

†
The mortgage and policy loans are secured by properties and life insurance policies respectively.

‡
The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(iv)
M&G

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2013 £m 30 Jun	2012 £m 31 Dec

Loans and receivables internal ratings:
AAA	112	—
A+ to A-	—	—
BBB+ to BBB-	667	836
BB+ to BB-	419	339
B+ to B- and below	24	24

Total M&G (including Prudential Capital) loans	1,222	1,199

Q     Debt securities portfolio

        Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2013 provided in the notes below.

	2013 £m	2012* £m
	30 Jun	31 Dec

Insurance operations:
UKnote (i)	82,854	84,008
USnote (ii)	33,368	32,993
Asianote (iii)	20,081	20,067
Asset management operationsnote (iv)	1,953	1,839

Totalnotes (v),(vi)	138,256	138,907

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Q     Debt securities portfolio (Continued)

In the table below, with the exception of some mortgage-backed securities, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

Notes

(i)
UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit- linked assets	PRIL	Other annuity and long-term business	2013 £m 30 Jun Total	2012* £m 31 Dec Total

S&P—AAA	385	4,381	738	2,884	337	8,725	9,200
S&P—AA+ to AA-	522	4,773	1,099	2,983	383	9,760	9,688
S&P—A+ to A-	919	11,492	1,752	6,552	820	21,535	23,000
S&P—BBB+ to BBB-	853	10,000	1,642	4,287	670	17,452	17,720
S&P—Other	257	2,847	115	324	57	3,600	3,043

	2,936	33,493	5,346	17,030	2,267	61,072	62,651

Moody's—Aaa	100	1,602	208	355	73	2,338	8,446
Moody's—Aa1 to Aa3	110	2,576	966	2,163	544	6,359	1,420
Moody's—A1 to A3	59	911	88	889	121	2,068	927
Moody's—Baa1 to Baa3	46	786	104	351	31	1,318	1,385
Moody's—Other	16	256	—	8	—	280	307

	331	6,131	1,366	3,766	769	12,363	12,485

Fitch	21	372	31	162	19	605	527
Other	317	5,741	201	2,388	167	8,814	8,345

Total debt securities	3,605	45,737	6,944	23,346	3,222	82,854	84,008

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,814 million total debt securities held at 30 June 2013 (31 December 2012: £8,345 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2013 £m 30 Jun	2012* £m 31 Dec

Internal ratings or unrated:
AAA to A-	3,438	3,173
BBB to B-	3,778	3,810
Below B- or unrated	1,598	1,362

Total	8,814	8,345

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,555 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £nil were internally rated AAA, £503 million AA, £831 million A, £901 million BBB, £112 million BB and £208 million were internally rated B+ and below or unrated.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Q     Debt securities portfolio (Continued)

(ii)
US insurance operations

Summary	2013 £m 30 Jun	2012 £m 31 Dec

Corporate and government security and commercial loans:
Government	4,017	4,126
Publicly traded and SEC Rule 144A securities*	20,376	19,699
Non-SEC Rule 144A securities	3,584	3,542

Total	27,977	27,367
Residential mortgage-backed securities	2,175	2,400
Commercial mortgage-backed securities	2,591	2,639
Other debt securities	625	587

Total debt securities	33,368	32,993

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	2013 £m 30 Jun	2012 £m 31 Dec

S&P—AAA	148	187
S&P—AA+ to AA-	6,162	6,343
S&P—A+ to A-	8,308	7,728
S&P—BBB+ to BBB-	10,195	10,230
S&P—Other	1,223	1,173

	26,036	25,661

Moody's—Aaa	62	55
Moody's—Aa1 to Aa3	25	18
Moody's—A1 to A3	65	21
Moody's—Baa1 to Baa3	36	56
Moody's—Other	4	13

	192	163

Implicit ratings of MBS based on NAIC* valuations (see below):*
NAIC 1	2,873	2,934
NAIC 2	252	207
NAIC 3-6	268	321

	3,393	3,462

Fitch	72	184
Other **	3,675	3,523

Total debt securities	33,368	32,993

*
The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Q     Debt securities portfolio (Continued)

**
The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2013 £m 30 Jun	2012 £m 31 Dec

NAIC 1	1,506	1,453
NAIC 2	2,098	2,022
NAIC 3-6	71	48

	3,675	3,523

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(iii)
Asia insurance operations

	2013 £m
					2012* £m 31 Dec Total
	With-profits business	Unit-linked assets	Other business	30 Jun Total

S&P—AAA	659	12	49	720	785
S&P—AA+ to AA-	2,875	390	1,736	5,001	5,523
S&P—A+ to A-	2,210	196	1,241	3,647	3,272
S&P—BBB+ to BBB-	1,504	280	460	2,244	1,906
S&P—Other	402	559	995	1,956	3,132

	7,650	1,437	4,481	13,568	14,618

Moody's—Aaa	843	219	412	1,474	1,389
Moody's—Aa1 to Aa3	128	36	10	174	271
Moody's—A1 to A3	82	13	81	176	147
Moody's—Baa1 to Baa3	192	309	132	633	375
Moody's—Other	73	16	29	118	112

	1,318	593	664	2,575	2,294

Fitch	277	62	119	458	533
Other	1,785	581	1,114	3,480	2,622

Total debt securities	11,030	2,673	6,378	20,081	20,067

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2013 £m 30 Jun	2012 £m 31 Dec

Government bonds	387	58
Corporate bonds rated as investment grade by local external ratings agencies	542	428
Other	185	123

	1,114	609

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Q     Debt securities portfolio (Continued)

(iv)
Asset Management Operations

The debt securities are all held by M&G (Prudential Capital).

	2013 £m 30 Jun	2012 £m 31 Dec

M&G
AAA to A- by S&P or Aaa to A3 rated by Moody's	1,597	1,529
Other	356	310

Total M&G (including Prudential Capital)	1,953	1,839

(v)
Group's holdings in asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2013 is as follows:

	2013 £m 30 Jun	2012 £m 31 Dec

Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operationsnote (a)	1,623	1,408
US insurance operationsnote (b)	5,391	5,626
Asia insurance operationsnote (c)	144	144
Other operationsnote (d)	584	566

	7,742	7,744

With-profits operations:
UK insurance operationsnote (a)	5,815	5,850
Asia insurance operationsnote (c)	319	241

	6,134	6,091

Total	13,876	13,835

(a)
UK insurance operations

All of the holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,615 million (31 December 2012: £1,697 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.

(b)
US insurance operations

US insurance operations' exposure to asset-backed securities at 30 June 2013 comprises:

	2013 £m 30 Jun	2012 £m 31 Dec

RMBS:
Sub-prime (2013: 12% AAA, 6% AA)	283	261
Alt-A (2013: 0% AAA, 1% AA)	325	323
Prime including agency (2013: 0% AAA, 75% AA)	1,567	1,816
CMBS (2013: 39% AAA, 24% AA)	2,591	2,639
CDO funds (2013: 0% AAA, 25% AA), including £nil exposure to sub-prime	49	44
Other ABS (2013: 23% AAA, 21% AA), including £nil exposure to sub-prime	576	543

Total	5,391	5,626

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Q     Debt securities portfolio (Continued)

(c)
Asia insurance operations

The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £319 million, 91 per cent (31 December 2012: 63 per cent) are investment graded.

(d)
Asset management operations

Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £584 million, 80 per cent (31 December 2012: 77 per cent) are graded AAA.

(vi)
Group sovereign debt exposure

The exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2013 are given within the Risk and Capital Management section of this document under Credit Risk.

R     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

i
Valuation basis

        Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2013, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2012: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

ii
Accounting presentation of gains and losses

        Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'.

        Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report.

iii
Half year 2013 movements in unrealised gains and losses

        In half year 2013 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

R     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

gain of £1,270 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

	30 Jun 2013 £m			31 Dec 2012 £m
		Changes in Unrealised appreciation**	Foreign exchange translation

Available-for-sale securities		Reflected as part of movement in other comprehensive income

Assets fair valued at below book value:
Book value*	10,595			4,551
Unrealised lossnotes (iv)(a),(b)	(747)	(546)	(23)	(178)

Fair value (as included in statement of financial position)	9,848			4,373

Assets fair valued at or above book value:
Book value*	21,348			25,467
Unrealised gain	2,017	(1,161)	193	2,985

Fair value (as included in statement of financial position)	23,365			28,452

Total:
Book value*	31,943			30,018
Net unrealised gain (loss)	1,270	(1,707)	170	2,807

Fair value (as included in statement of financial position)†	33,213			32,825

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of US$1.5439: £1.

†
Debt securities for US operations included in the statement of financial position at 30 June 2013 and as referred to in note Q, comprise:

	2013 £m 30 Jun	2012 £m 31 Dec

Available-for-sale	33,213	32,825
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	155	168

	33,368	32,993

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

R     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

iv
Debt securities classified as available-for-sale in an unrealised loss position

(a)
Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m 30 Jun		2012 £m 31 Dec
	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	7,510	(317)	4,214	(112)
Between 80% and 90%	2,214	(369)	85	(13)
Below 80%	124	(61)	74	(53)

Total	9,848	(747)	4,373	(178)

(b)
Unrealised losses by maturity of security

	2013 £m 30 Jun	2012 £m 31 Dec

Less than 1 year	—	—
1 year to 5 years	(6)	(1)
5 years to 10 years	(215)	(9)
More than 10 years	(440)	(91)
Mortgage-backed and other debt securities	(86)	(77)

Total	(747)	(178)

(c)
Age analysis of unrealised losses for the periods indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m 30 Jun			2012 £m 31 Dec
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(16)	(326)	(342)	(5)	(101)	(106)
6 months to 1 year	(1)	(345)	(346)	(1)	(1)	(2)
1 year to 2 years	(3)	—	(3)	(2)	—	(2)
2 years to 3 years	(2)	—	(2)	(1)	—	(1)
More than 3 years	(23)	(31)	(54)	(31)	(36)	(67)

Total	(45)	(702)	(747)	(40)	(138)	(178)

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

R     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(d)
Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £61 million of the £747 million of gross unrealised losses at 30 June 2013 (31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £61 million (31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m 30 Jun		2012 £m 31 Dec
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Residential mortgage-backed securities:
Prime (including agency)	5	(2)	5	(2)
Alt-A	—	—	—	—
Sub-prime	7	(2)	18	(8)

	12	(4)	23	(10)
Commercial mortgage-backed securities	13	(21)	10	(23)
Other asset-backed securities	24	(13)	41	(20)

Total structured securities	49	(38)	74	(53)
Corporates	75	(23)	—	—

Total	124	(61)	74	(53)

        The following table shows the age analysis as at 30 June 2013, of the securities whose fair value were below 80 per cent of the book value:

	2013 £m 30 Jun		2012 £m 31 Dec
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	79	(25)	7	(2)
3 months to 6 months	2	(1)	—	—
More than 6 months	43	(35)	67	(51)

	124	(61)	74	(53)

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

S      Net core structural borrowings of shareholder-financed operations

	2013 £m 30 Jun	2012 £m 31 Dec

Core structural borrowings of shareholder-financed operations:note (i)
Perpetual subordinated capital securities (Innovative Tier 1)notes (ii),(vi)	2,327	1,746
Subordinated notes (Lower Tier 2)note (ii)	834	831

Subordinated debt total	3,161	2,577
Senior debt:note (iii)
2023	300	300
2029	249	249

Holding company total	3,710	3,126
PruCap bank loannote (iv)	275	275
Jackson surplus notes (Lower Tier 2)note (ii)	164	153

Total (per condensed consolidated statement of financial position)	4,149	3,554
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position)note (v)	(1,490)	(1,380)

Net core structural borrowings of shareholder-financed operations	2,659	2,174

Notes

(i)
The maturity profile, currency and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group's consolidated financial statements for the year ended 31 December 2012. Other than the changes described in notes (iv) and (vi) below, there are no further changes affecting these core structural borrowings in half year 2013.

(ii)
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.

The Group has designated US$3.55 billion (31 December 2012: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(iii)
The senior debt ranks above subordinated debt in the event of liquidation.

(iv)
The PruCap bank loan of £275 million has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus 0.6 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(v)
Including central finance subsidiaries.

(vi)
In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities primarily to Asian retail investors. The proceeds, net of costs, were US$689 million.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

T      Other borrowings

	2013 £m 30 Jun	2012* £m 31 Dec

Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmesnote (ii)	2,422	2,084
Non-recourse borrowings of US operations	20	20
Other borrowingsnote (iii)	88	141

Total	2,530	2,245

Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	727	759
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100
Other borrowings (predominantly obligations under finance leases)	97	109

Total	924	968

*
The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Notes

(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2013 which will mature in October 2013. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)
In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

(iii)
Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes

        The Group asset/liability in respect of defined benefit pension schemes is as follows:

Summary Group position

	2013 £m			2012 £m
	PSPS	Other schemes	30 Jun	31 Dec

Underlying economic surplus (deficit)note (ii)	939	(45)	894	1,138
Less: unrecognised surplus and adjustment for obligation for deficit fundingnote (ii)	(821)	—	(821)	(1,010)

Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	118	(45)	73	128

Attributable to:
PAC with-profits fund	83	(41)	42	78
Shareholder-backed operations	35	(4)	31	50

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	—	(172)	(172)	(169)

IAS 19 pension asset (liability) on the Group statement of financial position*	118	(217)	(99)	(41)

*
At 30 June 2013, the PSPS' pension asset of £118 million (31 December 2012: £164 million) and the other schemes' pension liability of £217 million (31 December 2012: £205 million) were included within 'Other debtors' and 'Provisions', respectively on the condensed consolidated statement of financial position.

        The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), which accounts for 85 per cent (31 December 2012: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes, the projected unit method was used for the most recent full actuarial valuations. There are also small defined benefit schemes in Taiwan with a negligible deficit.

Triennial actuarial valuations

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

        The last completed actuarial valuation of PSPS was as at 5 April 2011. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012.

        Excluding expenses, the contributions are now payable at approximately £6 million per annum. The contributions are only for ongoing service of current employees that are active members of the scheme. No deficit type funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

        The last completed actuarial valuation of the Scottish Amicable Pension Scheme (SAPS) was as at 31 March 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme over the next six years, to eliminate the actuarial deficit.

        The last completed actuarial valuation of the M&G pension scheme was as at 31 December 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Summary economic and IAS 19 financial positions

        Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

        The underlying IAS 19 surplus for PSPS at 30 June 2013 was £939 million. Following the finalisation of the 5 April 2011 triennial valuation the Trustees agreed that additional deficit type funding would no longer be necessary. Furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules and is now lower than actuarial cost of service. As a consequence, a portion of the surplus, being £118 million, is now recognised as recoverable. The £ 118 million represents the present value of the economic benefit to the Company from the reductions to future ongoing contributions to the scheme. Accordingly, a surplus of £118 million gross of deferred tax was recognised at 30 June 2013. Of this amount, £83 million was allocated to the PAC with-profits fund and £35 million was allocated to the shareholders' fund.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

        The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2013 was a deficit of £82 million (31 December 2012: deficit of £74 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The IAS 19 surplus of the M&G pension scheme on an economic basis at 30 June 2013 was a surplus of £37 million (31 December 2012: surplus of £38 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2013, the M&G pension scheme has invested £172 million in Prudential insurance policies (31 December 2012: £169 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £135 million (31 December 2012: deficit of £131 million).

i       Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2013 were as follows:

	2013%	2012%
	30 Jun	30 Jun	31 Dec

Discount rate*	4.6	4.6	4.4
Rate of increase in salaries	3.2	2.6	2.7
Rate of inflation:**
Retail Price Index (RPI)	3.2	2.6	2.7
Consumer Price Index (CPI)	2.2	1.6	2.0
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5

*
The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.

**
The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

†
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 3.2 per cent in 2013 (31 December 2012: 2.7 per cent).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in half year 2013 to reflect the 2011 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 30 June 2013 were:

        Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

        The tables used for PSPS immediate annuities in payment at 30 June 2012 and 31 December 2012 were:

        Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

        Using external actuarial advice provided by the independent scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SAPS and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 30 June 2013, applying the principles prescribed by IAS 19.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

ii      Estimated pension schemes' surpluses and deficits—economic basis

        Movements on the surpluses and deficits of the Group's defined benefit pension schemes (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2013 £m
		(Charge) credit to income statement or other comprehensive income note (a)
	Surplus (deficit) in schemes at 1 January 2013	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses note (a)(v)	Contributions paid	Surplus (deficit) in schemes at 30 June 2013 note (b)

All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	1,138	5	(278)	29	894
Less: amount attributable to PAC with-profits fund	(787)	(8)	183	(8)	(620)

Shareholders' share:
Gross of tax surplus (deficit)	351	(3)	(95)	21	274
Related tax	(81)	1	22	(5)	(63)

Net of shareholders' tax	270	(2)	(73)	16	211

Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(1,010)	(18)	207	—	(821)
Less: amount attributable to PAC with-profits fund	709	13	(144)	—	578

Shareholders' share:
Gross of tax (deficit) surplus	(301)	(5)	63	—	(243)
Related tax	69	1	(14)	—	56

Net of shareholders' tax	(232)	(4)	49	—	(187)

With the effect of IFRIC 14
Surplus (deficit)	128	(13)	(71)	29	73
Less: amount attributable to PAC with-profits fund	(78)	5	39	(8)	(42)

Shareholders' share:
Gross of tax surplus (deficit)	50	(8)	(32)	21	31
Related tax	(12)	2	8	(5)	(7)

Net of shareholders' tax	38	(6)	(24)	16	24

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

(a)   (Charge) credit to the income statement or other comprehensive income

        The components of the credit (charge) for the pension cost and actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2013 £m Half year	2012* £m Half year

Pension cost—(charge) credit to income statement
Current service cost	(14)	(15)
Past service cost:
Exceptional discretionary pension increase for PSPS in 2012note (i)	—	(106)
Other	(3)	—
Administration cost paid out by the schemes	(2)	(2)
Net interest on net defined benefit liability (asset)—economic basis	24	35

Total credit (charge) without the effect of IFRIC 14	5	(88)
Effect of the application of IFRIC 14	(18)	70

Pension cost—economic basistable above and note (ii)	(13)	(18)
Adjustment for investments in Prudential insurance policiesnote (iv)	(7)	(6)

Pension cost—IAS 19 basis (pre-tax and pre-allocation to PAC with-profits fund)	(20)	(24)

Actuarial and other gains and losses—other comprehensive income

Return on the scheme assets less amount included in interest income	(304)	(81)
Gains (losses) on changes of assumptions for plan liabilities	27	10
Experience losses on scheme liabilities	(1)	(4)

Total charge without the effect of IFRIC 14	(278)	(75)
Effect of the application of IFRIC 14	207	288

Actuarial and other gains and losses—economic basistable above and notes (iii),(v)	(71)	213
Adjustment for investments in Prudential insurance policiesnotes (iv),(v)	4	(1)

Actuarial and other gains and losses—IAS 19 basis (pre-tax and pre-allocation to PAC with-profits fund)note (v)	(67)	212

*
The presentation of the 2012 comparatives in the table above has been altered for the application of the amended IAS 19 principally for the presentation of actuarial gains and losses in other comprehensive income rather than the income statement as described in note B.

Notes

(i)
Exceptional discretionary pension increase for PSPS in 2012

During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million. As the PSPS scheme surplus is substantially not recognised for accounting purposes, this item had no impact on the Group's results.

(ii)
Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members and expenses (30 June 2013: £6 million; 30 June 2012: £10 million).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

(iii)
The net (charge) credit for actuarial and other gains and losses is recorded within the statement of other comprehensive income.

The half year 2013 actuarial losses without the effect of IFRIC 14 primarily reflect the investment return of PSPS being lower than the interest income included in the pension cost. After the derecognition of a substantial portion of PSPS surplus under IFRIC 14, the actuarial losses primarily reflect the impact of assumption changes on the other schemes' liabilities and the movement in the amount of surplus recognised in PSPS as described above.

(iv)
The adjustments for investments in Prudential insurance policies are consolidation adjustments with no impact to operating results.

(v)
The amounts for actuarial and other gains and losses presented within the condensed consolidated statement of comprehensive income comprise the following:

	2013 £m Half year	2012 £m Half year

Actuarial and other gains and losses—economic basis:
Total (Pre-allocation to the PAC with-profits funds)

Gross of tax	(71)	213
Related tax	11	(29)

	(60)	184
Amount attributable to the PAC with-profits funds (with offsetting effect to movement in unallocated surplus):

Gross of tax	(39)	126
Related tax	3	(8)

	(36)	118

Shareholders' share of actuarial and other gains and losses (after allocation to PAC with-profits funds)—economic basis(table above)

Gross of tax	(32)	87
Related tax	8	(21)

	(24)	66
Consolidation adjustment for investments in Prudential insurance policies by a Group pension scheme:

Gross of tax	4	(1)
Related tax	(1)	—

	3	(1)

Shareholders' share of actuarial and other gains and losses, net of related tax—IAS 19 basis (as recognised in other comprehensive income)	(21)	65

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

(b)   Underlying investments and liabilities of the schemes

        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plan's net assets at 30 June 2013 and 31 December 2012 comprise the following investments and liabilities:

	2013 £m 30 Jun	2012* £m 31 Dec

Equities	409	364
Bonds	5,696	5,858
Properties	339	330
Other assets	506	645

Total value of assets	6,950	7,197
Present value of benefit obligations	(6,056)	(6,059)

	894	1,138
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(821)	(1,010)
Adjust for additional funding for PSPS	—	—

Pre-tax surplus	73	128

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

U     Defined benefit pension schemes (Continued)

iii    Sensitivity of the pension scheme liabilities to key variables

        The total underlying Group pension scheme liabilities of £6,056 million (31 December 2012: £6,059 million) comprise £5,158 million (31 December 2012: £5,226 million) for PSPS and £898 million (31 December 2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2013, and 31 December 2012 to changes in discount rate, inflation rates and mortality rates.

	Assumption applied			Impact of sensitivity on scheme liabilities on IAS 19 basis
	2013 Half year	2012 Full year	Sensitivity change in assumption		2013 Half year	2012 Full year

Discount rate	4.6%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.4%	3.3%
				Other schemes	5.0%	4.9%
Discount rate	4.6%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.2%	3.1%
				Other schemes	4.7%	4.6%
Rate of inflation	RPI: 3.2%	RPI: 2.7%	RPI: Decrease by	Decrease in
	CPI: 2.2%	CPI: 2.0%	0.2%	scheme liabilities
			CPI: Decrease by	by:
			0.2%	PSPS	0.7%	0.6%
			with consequent reduction in salary increases	Other schemes	4.3%	4.3%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	2.6%	2.6%
				Other schemes	2.5%	2.4%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes as other comprehensive income.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	£m
	Insurance operations
	UK	US	Asia	Total

Half year 2013 movements
Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	133,912	92,261	31,501	257,674
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	10,526	—	63	10,589
– Group's share of policyholder liabilities of joint ventures†	—	—	3,100	3,100

At 1 January 2013	144,438	92,261	34,664	271,363
Premiums	3,880	8,208	3,266	15,354
Surrenders	(2,315)	(2,420)	(1,652)	(6,387)
Maturities/Deaths	(3,883)	(620)	(430)	(4,933)

Net flows	(2,318)	5,168	1,184	4,034
Shareholders' transfers post tax	(102)	—	(18)	(120)
Investment-related items and other movements	2,411	2,038	5	4,454
Foreign exchange translation differences	211	6,748	1,292	8,251
Reclassification of Japan Life business as held for sale	—	—	(970)	(970)
Acquisition of Thanachart Life	—	—	487	487

At 30 June 2013	144,640	106,215	36,644	287,499

Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position	133,290	106,215	33,223	272,728
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	11,350	—	84	11,434
– Group's share of policyholder liabilities of joint ventures†	—	—	3,337	3,337

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

	£m
	Insurance operations
	UK	US	Asia	Total

Half year 2012 movements*
Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	127,024	69,189	28,110	224,323
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	9,165	—	50	9,215
– Group's share of policyholder liabilities of joint ventures†	—	—	2,752	2,752

At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	4,062	7,303	2,641	14,006
Surrenders	(2,378)	(2,083)	(1,252)	(5,713)
Maturities/Deaths	(3,819)	(451)	(294)	(4,564)

Net flows	(2,135)	4,769	1,095	3,729
Shareholders' transfers post tax	(110)	—	(15)	(125)
Investment-related items and other movements	4,276	1,906	1,055	7,237
Foreign exchange translation differences	(83)	(600)	(227)	(910)

At 30 June 2012	138,137	75,264	32,820	246,221

Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	128,387	75,264	29,856	233,507
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	9,750	—	52	9,802
– Group's share of policyholder liabilities of joint ventures†	—	—	2,912	2,912

Average policyholder liability balances**
Half year 2013	133,601	99,238	35,993	268,832
Half year 2012	127,705	72,227	31,815	231,747

*
The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

**
Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the period and exclude unallocated surplus of with-profits funds and adjusted for corporate transactions in the period.

†
The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

        The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

UK insurance operations

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

	£m
		Other shareholder- backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

Half year 2013 movements
Comprising:
—Policyholder liabilities	84,407	22,197	27,308	133,912
—Unallocated surplus of with-profits funds	10,526	—	—	10,526

At 1 January 2013	94,933	22,197	27,308	144,438
Premiums	1,790	1,428	662	3,880
Surrenders	(1,063)	(1,227)	(25)	(2,315)
Maturities/Deaths	(2,709)	(326)	(848)	(3,883)

Net flowsnote (a)	(1,982)	(125)	(211)	(2,318)
Shareholders' transfers post tax	(102)	—	—	(102)
Switches	(104)	104	—	—
Investment-related items and other movementsnote (b)	1,614	1,067	(270)	2,411
Foreign exchange translation differences	211	—	—	211

At 30 June 2013	94,570	23,243	26,827	144,640

Comprising:
—Policyholder liabilities	83,220	23,243	26,827	133,290
—Unallocated surplus of with-profits funds	11,350	—	—	11,350

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

	£m
		Other shareholder- backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

Half year 2012 movements
Comprising:
—Policyholder liabilities	80,976	21,281	24,767	127,024
—Unallocated surplus of with-profits funds	9,165	—	—	9,165

At 1 January 2012	90,141	21,281	24,767	136,189
Premiums	2,044	1,064	954	4,062
Surrenders	(1,071)	(1,247)	(60)	(2,378)
Maturities/Deaths	(2,649)	(314)	(856)	(3,819)

Net flowsnote (a)	(1,676)	(497)	38	(2,135)
Shareholders' transfers post tax	(110)	—	—	(110)
Switches	(131)	131	—	—
Investment-related items and other movementsnote (b)	2,900	343	1,033	4,276
Foreign exchange translation differences	(83)	—	—	(83)

At 30 June 2012	91,041	21,258	25,838	138,137

Comprising:
—Policyholder liabilities	81,291	21,258	25,838	128,387
—Unallocated surplus of with-profits funds	9,750	—	—	9,750

Average policyholder liability balances*
Half year 2013	83,814	22,720	27,067	133,601
Half year 2012	81,134	21,269	25,302	127,705

*
Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.

Notes

(a)
Net outflows increased from £2,135 million in the first half of 2012 to £2,318 million for the same period in 2013, driven by an increase in the net outflows of the with-profits business reflecting lower sales of with-profits bonds in the period. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from one or two schemes influencing the level of flows in the year. Excluding these transactions, the net flow in the unit-linked business for the first half of 2013 is broadly consistent to the same period in 2012.

(b)
Investment-related items and other movements of £2,411 million across fund types reflected the strong growth in the equity market in the first half of 2013, partly offset by the impact on liabilities of rising long-term bond yields.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

US insurance operations

	£m
Half year 2013 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

At 1 January 2013	49,298	42,963	92,261
Premiums	5,665	2,543	8,208
Surrenders	(1,352)	(1,068)	(2,420)
Maturities/Deaths	(259)	(361)	(620)

Net flowsnote(b)	4,054	1,114	5,168
Transfers from general to separate account	715	(715)	—
Investment-related items and other movementsnote(c)	2,323	(285)	2,038
Foreign exchange translation differencesnote(a)	3,664	3,084	6,748

At 30 June 2013	60,054	46,161	106,215

Half year 2012 movements
At 1 January 2012	37,833	31,356	69,189
Premiums	5,060	2,243	7,303
Surrenders	(1,024)	(1,059)	(2,083)
Maturities/Deaths	(194)	(257)	(451)

Net flowsnote(b)	3,842	927	4,769
Transfers from general to separate account	708	(708)	—
Investment-related items and other movementsnote(c)	1,557	349	1,906
Foreign exchange translation differencesnote(a)	(315)	(285)	(600)

At 30 June 2012	43,625	31,639	75,264

Average policyholder liability balances*
Half year 2013	54,676	44,562	99,238
Half year 2012	40,729	31,498	72,227

*
Averages have been based on opening and closing balances.

Notes

(a)
Movements in the period have been translated at an average rate of US $1.54/£1.00 (30 June 2012: US $1.58/£1.00). The closing balance has been translated at a closing rate of US $1.52/£1.00 (30 June 2012: US $1.57/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows in the first half of 2013 were £5,168 million compared with £4,769 million in the first half of 2012, driven largely by increased new business volumes in the US business.

(c)
The £2,323 million of investment-related items and other movements for variable annuity separate account liabilities for the first six months in 2013 reflects the increase in US equity market and partly offset by the reduction in bond values during the period. Fixed annuity, GIC and other business investment and other movements primarily reflects interest credited to the policyholder account in the period net of falls in technical provisions held for the guarantees issued with variable annuity business.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

Asia insurance operations

	£m
	With-profits business	Unit-linked liabilities	Other	Total

Half year 2013 movements
Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	13,388	11,969	6,144	31,501
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	63	—	—	63
– Group's share of policyholder liabilities of joint ventures†	—	2,059	1,041	3,100

At 1 January 2013	13,451	14,028	7,185	34,664
Premiums:
New business	144	883	334	1,361
In-force	743	664	498	1,905

	887	1,547	832	3,266
Surrenders(note (c)	(458)	(1,043)	(151)	(1,652)
Maturities/Deathsnote (c)	(284)	(22)	(124)	(430)

Net flowsnote (b)	145	482	557	1,184
Shareholders' transfers post tax	(18)	—	—	(18)
Investment-related items and other movementsnote (d)	(544)	341	208	5
Reclassification of Japan business held for salenote (f)	—	(377)	(593)	(970)
Acquisition of Thanachart Lifenote (e)	—	—	487	487
Foreign exchange translation differencesnote (a)	707	370	215	1,292

At 30 June 2013	13,741	14,844	8,059	36,644

Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position	13,657	12,783	6,783	33,223
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	84	—	—	84
– Group's share of policyholder liabilities of joint ventures†	—	2,061	1,276	3,337

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

	£m
	With-profits business	Unit-linked liabilities	Other	Total

Half year 2012 movements*
Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	12,593	10,101	5,416	28,110
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	50	—	—	50
– Group's share of policyholder liabilities of joint ventures†	—	1,914	838	2,752

At 1 January 2012	12,643	12,015	6,254	30,912
Premiums:
New business	110	638	297	1,045
In-force	593	617	386	1,596

	703	1,255	683	2,641
Surrendersnote(c)	(303)	(819)	(130)	(1,252)
Maturities/Deaths	(196)	(16)	(82)	(294)

Net flows	204	420	471	1,095
Shareholders' transfers post tax	(15)	—	—	(15)
Investment-related items and other movements	558	325	172	1,055
Foreign exchange translation differencesnote(a)	6	(167)	(66)	(227)

At 30 June 2012	13,396	12,593	6,831	32,820

Comprising:
– Policyholder liabilities on the condensed consolidated statement of financial position*	13,344	10,643	5,869	29,856
– Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	52	—	—	52
– Group's share of policyholder liabilities of joint ventures†	—	1,950	962	2,912

Average policyholder liability balances**
Half year 2013	13,522	14,625	7,846	35,993
Half year 2012	12,969	12,304	6,542	31,815

*
The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

**
Averages have been based on opening and closing balances and exclude unallocated surplus of the with-profits funds, and adjusted for corporate transactions in the period.

†
The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

V     Policyholder liabilities (Continued)

Notes

(a)
Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2013. The closing balance has been translated at the closing spot rates as at 30 June 2013. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased to £1,184 million in the first half of 2013 reflecting increased premium flows from new business and growth in the in-force books offset by higher surrenders and maturities in the with-profits business.

(c)
The surrenders for shareholder-backed business in the first half of 2013, are broadly consistent with the equivalent period in 2012 once allowance is made for the movements in investment markets and foreign exchange. For with-profits business, surrenders, maturities and deaths have increased from £499 million in half year 2012 to £742 million in half year 2013, primarily as a result of an increased number of policies within Hong Kong and Singapore reaching their five year anniversary and maturity, the point at which some product features trigger.

(d)
Investment-related items and other movements for with-profits business for the first six months of 2013 principally represents unrealised losses on bonds, following the rise in long-term bond yields within the with-profits funds. This has been partly offset by gains in the unit-linked funds from the improvement in equity markets in the period.

(e)
The acquisition of Thanachart Life reflects the liabilities acquired at the date of acquisition.

(f)
The liabilities of the Japanese life operation at 30 June 2013 have been removed from policyholder liabilities following its reclassification as held for sale at that date.

W    Share capital, share premium and own shares

	Number of ordinary shares	Share capital	Share premium

		£m	£m
At 1 January 2012	2,548,039,330	127	1,873
Shares issued under share option schemes	9,203,022	1	16

At 31 December 2012	2,557,242,352	128	1,889

Issued shares of 5p each fully paid:
At 1 January 2013	2,557,242,352	128	1,889
Shares issued under share option schemes	2,036,258	—	1

At 30 June 2013	2,559,278,610	128	1,890

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At 30 June 2013, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year

30 June 2013	9,014,837	288p	629p	2018
31 December 2012	9,396,810	288p	629p	2018

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

W    Share capital, share premium and own shares (Continued)

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

        The Group buys and sells Prudential plc (own shares) either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

        The cost of own shares of £71 million as at 30 June 2013 (31 December 2012: £97 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2013, 4.2 million (31 December 2012: 8.0 million) Prudential plc shares with a market value of £45 million (31 December 2012: £69 million) were held in such trusts all of which are for employee incentive plans.

        In half year 2013, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost

	(in millions)	£m
Half year 2013	2.9	31.4
Full year 2012	9.4	76.1

*
The maximum number of shares held during half year 2013 was 8.0 million which was at the beginning of the period.

        None of the shares were held by a qualifying employee share ownership trust at 30 June 2013 (31 December 2012: none). The shares held by the trust at 30 June 2012 were subsequently fully distributed on maturity of savings-related share option schemes.

        The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2013 was 4.2 million (31 December 2012: 4.5 million) and the cost of acquiring these shares of £26 million (31 December 2012: £27 million) is included in the cost of own shares. The market value of these shares as at 30 June 2013 was £46 million (31 December 2012: £39 million).

        During half year 2013 these funds made net disposals of 268,411 Prudential shares (31 December 2012: 4,143,340) for a net decrease of £1.6 million to book cost (31 December 2012: net decrease of £25.1 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2013 or 2012.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

X     Business acquisitions

(a)   Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank

        On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group's multichannel distribution strategy.

        The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

        The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

        In addition to the purchase consideration, the Group incurred £4 million of acquisition related costs, of which £3 million was recognised as an expense in the consolidated income statement in the second half of 2012 and the remaining £1 million recognised in half year 2013.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

X     Business acquisitions (Continued)

Assets acquired and liabilities assumed at the date of acquisition

        The fair value of the acquired assets and liabilities are shown in the table below.

Fair value recognised at acquisition date

£m
Assets
Acquired value of in-force business	21
Investments (principally debt securities)	642
Cash and cash equivalents	4
Other assets (including distribution rights)	293

Total assets	960

Liabilities
Insurance contract liabilities	487
Other non-insurance liabilities	61

Total liabilities	548

Net assets acquired and liabilities assumed	412

Purchase consideration (including £32 million of deferred consideration)	412

        Insurance contract liabilities were valued consistent with Prudential's existing IFRS valuation basis for the Thailand Life business, determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. In accordance with IFRS 3 'Business Combinations', an acquired value of in-force business has been recognised.

        Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £6 million. These values represent the gross contractual amounts all of which are expected to be collected.

        The condensed consolidated statement of cash flows contains a £376 million net cash outflow in respect of the acquisition of Thanachart Life and the cost of the distribution rights representing cash consideration paid of £380 million less cash and cash equivalents acquired of £4 million.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

X     Business acquisitions (Continued)

Impact of the acquisition on the results of the Group

	Actual £m	Proforma £m
	Post acquisition period from 3 May to 30 June 2013	Estimated half year 2013 note (i)

Revenue	15	102

Operating profit based on longer-term investment returns	6	18
Short-term fluctuations in investment returns	(1)	(1)
Amortisation of acquisition accounting adjustmentsnote (ii)	(1)	(2)

Profit before tax	4	15

Notes

(i)
The proforma shows the estimation of the Thanachart Life business' contribution to the Group's consolidated revenue and profit before tax for the period if the acquisition had occurred on 1 January 2013. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same as if the acquisition had occurred on 1 January 2013. These amounts have been determined using actual results for the four-month period to 2 May 2013 and the post-acquisition results from 3 May to 30 June 2013.

(ii)
The amortisation of acquisition accounting adjustments represents the amortisation of the acquired value of in-force business.

(b)   Acquisition of Reassure America Life Insurance Company in 2012

        On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent of the issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business.

        The condensed consolidated statement of cash flows contained a £224 million net cash outflow in full year 2012 in respect of this acquisition representing cash consideration of £371 million (based on the preliminary purchase price of £417 million with a deferred consideration of £46 million) less cash and cash equivalents acquired of £147 million.

        The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). At the date these condensed financial statements were approved the consideration was subject to finalisation.

Y     Joint ventures and associates

        Joint ventures represent arrangements where control through contractual agreement with one or more parties which have rights to the net assets of the arrangements. As a consequence of adoption of IFRS 11 'Joint Arrangements' from 1 January 2013, the Group's joint ventures are accounted for using the equity method.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

Y     Joint ventures and associates (Continued)

        The Group has shareholder-backed joint venture insurance and asset management business in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with BOCI and a Takaful general and life insurance joint venture in Malaysia.

        The Group has two associates in respect of PruHealth and PPM South Africa throughout the periods reported that are also accounted for under the equity method.

        For these operations the net of tax results are reflected in the Group's profit before tax.

        Further, the Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders' results.

        The Group's share of the profits from its equity accounted joint ventures and associates, net of related tax, as shown in the condensed consolidated income statement comprises the following:

	2013 £m Half year	2012 £m Half year

Shareholder-backed business	59	57
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	15	5

Total	74	62

        In addition to the above, the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies, unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits fund where the Group has significant influence.

Z      Related party transactions

        There were no transactions with related parties during the six months ended 30 June 2013 which have had a material effect on the results or financial position of the Group.

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2012.

        Further, following the adoption of IFRS 11 in 2013 as described in note B, the Group's investment in joint ventures are now accounted for on a single line equity method. Previously, the assets and liabilities of these joint ventures were proportionately consolidated by the Group with any of their transactions with other Group companies eliminated on consolidation. There are no material transactions between these joint ventures and other Group companies.

AA  Contingencies and related obligations

        The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

        There have been no material changes to the Group's contingencies and related obligations in the six-month period ended 30 June 2013.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AB Post balance sheet events

Interim dividend

        The 2013 interim dividend approved by the Board of Directors after 30 June 2013 is as described in note J.

Japan Life business: held for sale classification at 30 June and post balance sheet agreement to sell

        As at 30 June 2013, a sale of the Group's closed book life insurance business in Japan, PCA Life Insurance Company Limited, was highly probable. Accordingly this business has been classified as held for sale in the half year 2013 condensed consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'. Consistent with its classification as held for sale, the IFRS carrying value of the Japan Life business has been set to £53 million at 30 June 2013, representing the estimated proceeds, net of related expenses. This has resulted in a charge as for 'Remeasurement of Japan Life business classified as held for sale' of £(135) million in the income statement.

        In order to facilitate comparisons of the Group's retained businesses, the supplementary analysis of profit of the Group as shown in note C has been adjusted to show separately the results for the Japan Life business. Accordingly, the comparative results for half year and full year 2012 have been retrospectively adjusted. For half year 2013 the result for the period, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(124) million (half year 2012: £14 million). This comprises:

	2013 £m Half year	2012 £m Half year

Remeasurement of carrying value on classification as held for sale	(135)	—
Amounts previously classified within:
— Operating profit based on longer-term investment returns	5	—
— Short-term fluctuations in investment returns	6	14

(Loss) profit attaching to held for sale Japan Life business	(124)	14

Related tax charge	—	—

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AB Post balance sheet events (Continued)

        The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 30 June 2013 are as follows:

2013 £m 30 Jun

Assets
Investments	1,095
Other assets	119

1,214
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(135)

Assets held for sale	1,079

Liabilities
Policyholder liabilities	970
Other liabilities	56

Liabilities held for sale	1,026

Net assets	53

        On 16 July 2013 the Group reached an agreement to sell this business to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.

AC Additional information on the effect of adoption of new and amended accounting standards

        The new and amended accounting standards adopted by the Group in 2013 are explained in note B. The tables below show the quantitative effect of the adoption of these new and amended standards on the Group primary financial statements and supplementary analysis of profit.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC Additional information on the effect of adoption of new and amended accounting standards (Continued)

(a)
The aggregate effect of the adoption of the standards on the income statement, earnings per share, statement of comprehensive income, statement of changes in equity, statement of financial position and cash flow statement is shown in the tables below:

Condensed consolidated income statement

	Half year 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	23,070	65	(744)	—	22,391
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,629)	—	522	(36)	(18,143)
Acquisition costs and other expenditure	(3,605)	(65)	136	67	(3,467)
Remeasurement of Japan Life business classified as held for sale	(135)	—	—	—	(135)
Share of profit from joint ventures and associates, net of related tax*	—	—	74	—	74

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	701	—	(12)	31	720
Less tax charge attributable to policyholders' returns	(213)	—	2	(3)	(214)

Profit before tax attributable to shareholders	488	—	(10)	28	506

Total tax charge attributable to policyholders and shareholders	(357)	—	12	(10)	(355)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	213	—	(2)	3	214

Tax charge attributable to shareholders' returns	(144)	—	10	(7)	(141)

Profit for the period attributable to equity holders of the Company	344	—	—	21	365

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	13.5p	—	—	0.8p	14.3p
Diluted	13.5p	—	—	0.8p	14.3p

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC Additional information on the effect of adoption of new and amended accounting standards (Continued)

	Half year 2012 £m
	As reported under previous accounting requirements
		Effect of IFRS changes
						After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	23,881	38	(557)	—		23,362
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(19,850)	—	389	118		(19,343)
Acquisition costs and other expenditure	(2,732)	(38)	97	(212)		(2,885)
Share of profit from joint ventures and associates, net of related tax*	—	—	62	—		62

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,299	—	(9)	(94)		1,196
Less tax charge attributable to policyholders' returns	(40)	—	2	8		(30)

Profit before tax attributable to shareholders	1,259	—	(7)	(86)		1,166

Total tax charge attributable to policyholders and shareholders	(347)	—	9	29		(309)
Adjustment to remove tax charge attributable to policyholders' returns	40	—	(2)	(8)		30

Tax charge attributable to shareholders' returns	(307)	—	7	21		(279)

Profit for the period attributable to equity holders of the Company	952	—	—	(65)		887

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	37.5p	—	—	(2.5	)p	35.0p
Diluted	37.5p	—	—	(2.6	)p	34.9p

*
The effect of change from IFRS 11 in the table above includes the reclassification of the Group's share of profit from its investments in associates into the Share of profit from joint ventures and associates, net of related tax line. These investments were already on the equity method accounting prior to 2013 but their results were previously included within the Investment return line.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC Additional information on the effect of adoption of new and amended accounting standards (Continued)

Condensed consolidated statement of comprehensive income and statement of changes in equity

	Half year 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Profit for the period	344	—	—	21	365
Exchange movements on foreign operations and net investment hedges, net of related tax	232	—	—	—	232
Unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	(837)	—	—	—	(837)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	—	—	—	(21)	(21)

Total comprehensive loss for the period	(261)	—	—	—	(261)

Net decrease in shareholders' equity	(734)	—	—	—	(734)
At beginning of period	10,359	—	—	—	10,359

At end of period	9,625	—	—	—	9,625

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC Additional information on the effect of adoption of new and amended accounting standards (Continued)

	Half year 2012 £m
	As reported under previous accounting requirements
		Effect of IFRS changes
					After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Profit for the period	952	—	—	(65)	887
Exchange movements on foreign operations and net investment hedges, net of related tax	(54)	—	—	—	(54)
Unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	196	—	—	—	196
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	—	—	—	65	65

Total comprehensive income for the period	1,094	—	—	—	1,094

Net increase in shareholders' equity	728	—	—	—	728
At beginning of period	8,564	—	—	—	8,564

At end of period	9,292	—	—	—	9,292

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

Condensed consolidated statement of financial position

	30 Jun 2013 £m
					As reported after IFRS changes
	Under previous accounting requirements	Effect of IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Assets
Intangible assets attributable to shareholders	7,101	—	(89)	—	7,012
Intangible assets attributable to with-profits funds	257	—	—	—	257
Reinsurers' share of insurance contract liabilities	7,211	—	(7)	—	7,204
Other non-investment and non-cash assets	8,843	10	(113)	—	8,740
Investments of long-term business and other operations:
Investment properties	10,936	—	(353)	—	10,583
Investments accounted for using the equity method	103	—	593	—	696
Financial investments:
Loans	12,411	830	(11)	—	13,230
Equity securities and portfolio holdings in unit trusts	113,124	571	(1,437)	—	112,258
Debt securities	139,629	152	(1,525)	—	138,256
Other investments	6,178	(3)	(35)	—	6,140
Deposits	13,998	(3)	(453)	—	13,542
Total other assets	8,269	(141)	(209)	—	7,919

Total assets	328,060	1,416	(3,639)	—	325,837

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	287,499	—	(3,337)	—	284,162
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,270	1,124	—	—	5,394
Total other liabilities	26,660	292	(302)	—	26,650

Total liabilities	318,429	1,416	(3,639)	—	316,206

Equity
Shareholders' equity	9,625	—	—	—	9,625
Non-controlling interests	6	—	—	—	6

Total equity	9,631	—	—	—	9,631

Total equity and liabilities	328,060	1,416	(3,639)	—	325,837

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

	31 Dec 2012 £m
	As reported under previous accounting requirements
		Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Assets
Intangible assets attributable to shareholders	5,736	—	(90)	—	5,646
Intangible assets attributable to with-profits funds	256	—	—	—	256
Reinsurers' share of insurance contract liabilities	6,859	—	(5)	—	6,854
Other non-investment and non-cash assets	7,492	25	(113)	—	7,404
Investments of long-term business and other operations:
Investment properties	10,880	—	(326)	—	10,554
Investments accounted for using the equity method	113	—	522	—	635
Financial investments:
Loans	11,821	930	(8)	—	12,743
Equity securities and portfolio holdings in unit trusts	99,958	172	(1,504)	—	98,626
Debt securities	140,103	146	(1,342)	—	138,907
Other investments	7,900	(323)	(30)	—	7,547
Deposits	12,653	(3)	(402)	—	12,248
Total other assets	6,482	(121)	(137)	—	6,224

Total assets	310,253	826	(3,435)	—	307,644

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	271,363	—	(3,100)	—	268,263
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,345	800	—	—	5,145
Total other liabilities	24,181	26	(335)	—	23,872

Total liabilities	299,889	826	(3,435)	—	297,280

Equity
Shareholders' equity	10,359	—	—	—	10,359
Non-controlling interests	5	—	—	—	5

Total equity	10,364	—	—	—	10,364

Total equity and liabilities	310,253	826	(3,435)	—	307,644

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

Condensed consolidated statement of cash flows

	30 Jun 2013 £m
					As reported after IFRS changes
	Under previous accounting requirements	Effect of IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	701	—	(12)	31	720
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	972	(141)	(197)	(31)	603

Net cash flows from operating activities	1,673	(141)	(209)	—	1,323
Cash flows from investing activities	(516)	—	—	—	(516)
Cash flows from financing activities	(254)	—	—	—	(254)

Net increase (decrease) in cash and cash equivalents	903	(141)	(209)	—	553
Cash and cash equivalents at beginning of period	6,126	—	—	—	6,126
Effect of exchange rate changes on cash and cash equivalents	161	—	—	—	161

Cash and cash equivalents at end of period	7,190	(141)	(209)	—	6,840

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

	30 Jun 2012 £m
	As reported under previous accounting requirements
		Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,299	—	(9)	(94)	1,196
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(1,111)	60	61	94	(896)

Net cash flows from operating activities	188	60	52	—	300
Cash flows from investing activities	(85)	—	—	—	(85)
Cash flows from financing activities	(569)	—	—	—	(569)

Net (decrease) increase in cash and cash equivalents	(466)	60	52	—	(354)
Cash and cash equivalents at beginning of period	7,257	(310)	(206)	—	6,741
Effect of exchange rate changes on cash and cash equivalents	(54)	—	2	—	(52)

Cash and cash equivalents at end of period	6,737	(250)	(152)	—	6,335

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

(b)
The effect of the adoption of the new and amended accounting standards in 2013 on the Group's supplementary analysis of profit is shown in the table below.

Segment disclosure—profit before tax

	Half year 2013 £m
		Effect of IFRS changes
	Under previous accounting requirements			As reported after IFRS changes
		IFRS 11	IAS 19R

Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations

Before reclassification of held for sale Japan Life business	482	(3)	—	479
Reclassification of Japan Life business	(5)	—	—	(5)

	477	(3)	—	474
Eastspring Investments	42	(4)	—	38
Other operations	903	—	—	903

Total	1,422	(7)	—	1,415
Short-term fluctuations in investment returns:

Before reclassification of held for sale Japan Life business	(742)	(3)	(4)	(749)
Reclassification of Japan Life business	(6)	—	—	(6)

	(748)	(3)	(4)	(755)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(32)	—	32	—
Amortisation of acquisition accounting adjustments	(30)	—	—	(30)
Loss attaching to held for sale Japan Life business:

Reclassification from operating profit based on longer-term investment returns	5	—	—	5
Reclassification from short-term fluctuations in investment returns	6	—	—	6
Remeasurement of carrying value of Japan Life business classified as held for sale	(135)	—	—	(135)

	(124)	—	—	(124)

Profit before tax attributable to shareholders	488	(10)	28	506

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	42.2p	—	—	42.2p
Basic EPS based on total profit after tax and non-controlling interests	13.5p	—	0.8p	14.3p

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2013

AC  Additional information on the effect of adoption of new and amended accounting standards (Continued)

	Half year 2012 £m
		Effect of IFRS changes
	Under previous accounting requirements				After IFRS Changes
		IFRS 11	IAS 19R

Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations*	406	(3)	—		403
Eastspring Investments	34	(2)	—		32
Other operations	722	—	—		722

Total	1,162	(5)	—		1,157
Short-term fluctuations in investment returns:

Before reclassification of held for sale Japan Life business	(32)	(2)	1		(33)
Reclassification of Japan Life business	(14)	—	—		(14)

	(46)	(2)	1		(47)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	—	(87)		—
Gain on dilution of Group holdings	42	—	—		42
Profit attaching to held for sale Japan Life business:

Reclassification from operating profit based on longer-term investment returns	—	—	—		—
Reclassification from short-term fluctuations in investment returns	14	—	—		14

	14	—	—		14

Profit before tax attributable to shareholders	1,259	(7)	(86)		1,166

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	34.6p	—	—		34.6p
Basic EPS based on total profit after tax and non-controlling interests	37.5p	—	(2.5	)p	35.0p

*
For the half year 2012, Japan Life business operating profit was £nil.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 16 September 2013	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ NIC NICANDROU Name: Nic Nicandrou Title: Chief Financial Officer